SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Date: March 17, 2004

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of the UBS Group Financial Statements, which appear immediately following this page. Note that pages 1 through 78 have intentionally been omitted.

     Financial Statements

Financial Statements

Financial Statements

Financial Statements
Report of the Group Auditors

Report of the Group Auditors

ERNST & YOUNG

Ernst & Young Ltd
Aeschengraben 9
P.O. Box 2149
CH-4002 Basel

Phone +41 58 286 86 86
Fax +41 58 286 86 00
www.ey.com/ch

To the General Meeting of

UBS AG, Zurich and Basel

Basel, 4 February 2004

Report of the group auditors

We have audited the accompanying group balance sheets of UBS AG as of 31 December 2003 and 2002, and the related group statements of income, cash flows and changes in equity for each of the three years ended 31 December 2003, and notes thereto / pages 82 to 183. These financial statements are the responsibility of the company's management and the board of directors. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the legal requirements in Switzerland concerning professional qualification and independence.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America, as well as those promulgated by the profession in Switzerland. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audit, the group financial statements referred to above present fairly, in all material respects, the consolidated financial position of UBS AG as of 31 December 2003 and 2002, and the consolidated results of operations and cash flows for each of the three years ended 31 December 2003, in conformity with International Financial Reporting Standards ("IFRS"), and they comply with Swiss Law.

In accordance with Swiss Law, we recommend that the group financial statements submitted to you be approved.

IFRS vary in certain significant respects from accounting principles generally accepted in the United States of America. Application of accounting principles generally accepted in the United States of America would have affected shareholders' equity as of 31 December 2003 and 2002 and the results of operations for each of the three years ended 31 December 2003 to the extent summarized in Note 40 of the notes to the financial statements.

Ernst & Young Ltd

Roger K. Perkin	Peter Heckendorn
Chartered Accountant	lic. oec.
(in charge of the audit)	(in charge of the audit)

Offices in Aarau, Baden, Basel, Berne, Geneva, Kreuzlingen, Lausanne, Lucerne, Lugano, Neuchâtel, St. Gallen, Zug, Zurich.
Member of the Swiss Chamber of Auditors

Financial Statements

Financial Statements

UBS Income Statement

CHF million, except per share data				% change from
For the year ended	Note	31.12.03	31.12.02	31.12.01	31.12.02

Operating income
Interest income	3	40,159	39,963	52,277	0
Interest expense	3	(27,860)	(29,417)	(44,236)	(5)

Net interest income		12,299	10,546	8,041	17
Credit loss (expense) / recovery		(116)	(206)	(498)	(44)

Net interest income after credit loss expense		12,183	10,340	7,543	18

Net fee and commission income	4	17,345	18,221	20,211	(5)
Net trading income	3	3,883	5,572	8,802	(30)
Other income	5	561	(12)	558

Total operating income		33,972	34,121	37,114	0

Operating expenses
Personnel expenses	6	17,231	18,524	19,828	(7)
General and administrative expenses	7	6,086	7,072	7,631	(14)
Depreciation of property and equipment	14	1,364	1,521	1,614	(10)
Amortization of goodwill and other intangible assets	15	943	2,460	1,323	(62)

Total operating expenses		25,624	29,577	30,396	(13)

Operating profit before tax and minority interests		8,348	4,544	6,718	84

Tax expense	21	1,618	678	1,401	139

Net profit before minority interests		6,730	3,866	5,317	74

Minority interests	22	(345)	(331)	(344)	4

Net profit		6,385	3,535	4,973	81

Basic earnings per share (CHF)	8	5.72	2.92	3.93	96
Diluted earnings per share (CHF)	8	5.61	2.87	3.78	95

UBS Balance Sheet

			% change from
CHF million	Note	31.12.03	31.12.02	31.12.02

Assets
Cash and balances with central banks		3,584	4,271	(16)
Due from banks	9	31,667	32,468	(2)
Cash collateral on securities borrowed	10	213,932	139,052	54
Reverse repurchase agreements	10	320,587	294,086	9
Trading portfolio assets	11	461,772	371,436	24
Positive replacement values	23	84,334	82,092	3
Loans	9	212,504	211,647	0
Financial investments	12	5,139	8,391	(39)
Accrued income and prepaid expenses		6,218	6,453	(4)
Investments in associates	13	1,616	705	129
Property and equipment	14	7,659	7,869	(3)
Goodwill and other intangible assets	15	11,529	13,696	(16)
Other assets	16,21	25,459	8,952	184

Total assets		1,386,000	1,181,118	17

Total subordinated assets		4,794	3,652	31

Liabilities
Due to banks	17	127,153	83,178	53
Cash collateral on securities lent	10	53,278	36,870	45
Repurchase agreements	10	415,863	366,858	13
Trading portfolio liabilities	11	143,957	106,453	35
Negative replacement values	23	93,646	81,282	15
Due to customers	17	347,358	306,876	13
Accrued expenses and deferred income		13,673	15,331	(11)
Debt issued	18	120,237	129,411	(7)
Other liabilities	19,20,21	31,316	12,339	154

Total liabilities		1,346,481	1,138,598	18

Minority interests	22	4,073	3,529	15

Shareholders’ equity
Share capital		946	1,005	(6)
Share premium account		6,938	12,638	(45)
Net gains / (losses) not recognized in the income statement, net of tax		(983)	(159)	(518)
Retained earnings		36,725	32,638	13
Treasury shares		(8,180)	(7,131)	(15)

Total shareholders’ equity		35,446	38,991	(9)

Total liabilities, minority interests and shareholders’ equity		1,386,000	1,181,118	17

Total subordinated liabilities		9,301	10,102	(8)

Financial Statements

[1]	On 16 July 2001, UBS made a distribution to shareholders of CHF 1.60 per share, paid in the form of a reduction in the par value of its shares, from CHF 10.00 to CHF 8.40. At the same time, UBS split its share 3 for 1, resulting in a new par value of CHF 2.80 per share. On 10 July 2002, UBS made a distribution of CHF 2.00 per share to shareholders which reduced the par value from CHF 2.80 to CHF 0.80 per share. A dividend of CHF 2.00 per share was paid out on 23 April 2003. There was no capital repayment by par value reduction in 2003.

[2]	Included are gains and losses from match-funding of net investments in foreign entities as follows: CHF 93 million net gain for 2003, CHF 849 million net gain for 2002 and CHF 43 million net loss for 2001.

[3]	Opening adjustments to reflect the adoption of IAS 39 (see Note 1: Summary of Significant Accounting Policies).

UBS Statement of Changes in Equity

CHF million
For the year ended	31.12.03	31.12.02	31.12.01

Issued and paid up share capital
Balance at the beginning of the year	1,005	3,589	4,444
Issue of share capital	2	6	12
Capital repayment by par value reduction[1]		(2,509)	(683)
Cancellation of second trading line treasury shares (2000 Program)			(184)
Cancellation of second trading line treasury shares (2001 Program)		(81)
Cancellation of second trading line treasury shares (2002 Program)	(61)

Balance at the end of the year	946	1,005	3,589

Share premium
Balance at the beginning of the year	12,638	14,408	20,885
Premium on shares issued and warrants exercised	92	157	80
Net premium / (discount) on treasury share and own equity derivative activity	(324)	282	(239)
Settlement of own shares to be delivered			(2,502)
Cancellation of second trading line treasury shares (2000 Program)			(3,816)
Cancellation of second trading line treasury shares (2001 Program)		(2,209)
Cancellation of second trading line treasury shares (2002 Program)	(5,468)

Balance at the end of the year	6,938	12,638	14,408

Net gains / (losses) not recognized in the income statement, net of taxes
Foreign currency translation
Balance at the beginning of the year	(849)	(769)	(687)
Movements during the year[2]	(795)	(80)	(82)

Subtotal – balance at the end of the year	(1,644)	(849)	(769)

Net unrealized gains / (losses) on available-for-sale investments, net of taxes
Balance at the beginning of the year	946	1,035	0
Change in accounting policy			1,577 [3]
Net unrealized gains / (losses) on available-for-sale investments	(108)	(144)	(139)
Impairment charges reclassified to the income statement	285	635	47
Gains reclassified to the income statement	(340)	(600)	(461)
Losses reclassified to the income statement	22	20	11

Subtotal – balance at the end of the year	805	946	1,035

Change in fair value of derivative instruments designated as cash flow hedges, net of taxes
Balance at the beginning of the year	(256)	(459)	0
Change in accounting policy			(380) [3]
Net unrealized gains / (losses) on the revaluation of cash flow hedges	116	(11)	(316)
Net (gains) / losses reclassified to the income statement	(4)	214	237

Subtotal – balance at the end of the year	(144)	(256)	(459)

Balance at the end of the year	(983)	(159)	(193)

Retained earnings
Balance at the beginning of the year	32,638	29,103	24,191
Change in accounting policy			(61) [3]
Balance at the beginning of the year (restated)	32,638	29,103	24,130
Net profit for the year	6,385	3,535	4,973
Dividends paid [1]	(2,298)

Balance at the end of the year	36,725	32,638	29,103

Treasury shares, at cost
Balance at the beginning of the year	(7,131)	(3,377)	(4,000)
Acquisitions	(8,424)	(8,313)	(13,506)
Disposals	1,846	2,269	10,129
Cancellation of second trading line treasury shares (2000 Program)			4,000
Cancellation of second trading line treasury shares (2001 Program)		2,290
Cancellation of second trading line treasury shares (2002 Program)	5,529

Balance at the end of the year	(8,180)	(7,131)	(3,377)

Total shareholders’ equity	35,446	38,991	43,530

UBS Statement of Changes in Equity (continued)

Shares issued

	Number of shares			% change from
For the year ended	31.12.03	31.12.02	31.12.01	31.12.02

Balance at the beginning of the year	1,256,297,678	1,281,717,499	1,333,139,187	(2)
Issue of share capital	2,719,166	3,398,869	3,843,661	(20)
Cancellation of second trading line treasury shares (2000 Program)			(55,265,349)
Cancellation of second trading line treasury shares (2001 Program)		(28,818,690)
Cancellation of second trading line treasury shares (2002 Program)	(75,970,080)

Balance at the end of the year	1,183,046,764	1,256,297,678	1,281,717,499	(6)

Treasury shares

	Number of shares			% change from
For the year ended	31.12.03	31.12.02	31.12.01	31.12.02

Balance at the beginning of the year	97,181,094	41,254,951	55,265,349	136
Acquisitions	116,080,976	110,710,741	162,818,045	5
Disposals	(25,931,298)	(25,965,908)	(121,563,094)	0
Cancellation of second trading line treasury shares (2000 Program)			(55,265,349)
Cancellation of second trading line treasury shares (2001 Program)		(28,818,690)
Cancellation of second trading line treasury shares (2002 Program)	(75,970,080)

Balance at the end of the year	111,360,692	97,181,094	41,254,951	15

During the year a total of 75,970,080 shares acquired under the second trading line buyback program 2002 were cancelled. At 31 December 2003, a maximum of 6,871,752 shares can be issued against the exercise of options from former PaineWebber employee option plans. These shares are shown as conditional share capital in the UBS AG (Parent Bank) disclosure. Out of the total number of 111,360,692 treasury shares, 56,707,000 shares (CHF 4,266 million) were acquired under the second trading line buyback program 2003 and are earmarked for cancellation. The Board of Directors will propose to the Annual General Meeting on 15 April 2004 to reduce the outstanding number of shares and the share capital by the number of shares purchased for cancellation. All issued shares are fully paid.

Financial Statements
Financial Statements

UBS Statement of Cash Flows

CHF million
For the year ended	31.12.03	31.12.02	31.12.01

Cash flow from / (used in) operating activities
Net profit	6,385	3,535	4,973
Adjustments to reconcile net profit to cash flow from / (used in) operating activities
Non-cash items included in net profit and other adjustments:
Depreciation of property and equipment	1,364	1,521	1,614
Amortization of goodwill and other intangible assets	943	2,460	1,323
Credit loss expense / (recovery)	116	206	498
Equity in income of associates	(123)	(7)	(72)
Deferred tax expense / (benefit)	514	(509)	292
Net loss / (gain) from investing activities	(63)	986	513
Net (increase) / decrease in operating assets:
Net due from / to banks	42,921	(22,382)	27,306
Reverse repurchase agreements and cash collateral on securities borrowed	(101,381)	(944)	(60,536)
Trading portfolio and net replacement values	(52,264)	21,967	(78,456)
Loans / due to customers	38,594	(11,537)	42,813
Accrued income, prepaid expenses and other assets	(16,100)	2,875	(424)
Net increase / (decrease) in operating liabilities:
Repurchase agreements and cash collateral on securities lent	65,413	4,791	80,006
Accrued expenses and other liabilities	18,188	(4,754)	(5,235)
Income taxes paid	(1,104)	(572)	(1,742)

Net cash flow from / (used in) operating activities	3,403	(2,364)	12,873

Cash flow from / (used in) investing activities
Investments in subsidiaries and associates	(428)	(60)	(467)
Disposal of subsidiaries and associates	834	984	95
Purchase of property and equipment	(1,376)	(1,763)	(2,021)
Disposal of property and equipment	123	67	380
Net (investment in) / divestment of financial investments	2,317	2,153	(5,770)

Net cash flow from / (used in) investing activities	1,470	1,381	(7,783)

Cash flow from / (used in) financing activities
Net money market paper issued / (repaid)	(14,737)	(26,206)	24,226
Net movements in treasury shares and treasury share contract activity	(6,810)	(5,605)	(6,038)
Capital issuance	2	6	12
Capital repayment by par value reduction	0	(2,509)	(683)
Dividends paid	(2,298)
Issuance of long-term debt	23,644	17,132	18,233
Repayment of long-term debt	(13,615)	(14,911)	(18,477)
Increase in minority interests[1]	755	0	1,291
Dividend payments to / and purchase from minority interests	(278)	(377)	(461)

Net cash flow from / (used in) financing activities	(13,337)	(32,470)	18,103
Effects of exchange rate differences	(524)	(462)	(304)

Net increase / (decrease) in cash and cash equivalents	(8,988)	(33,915)	22,889
Cash and cash equivalents, beginning of the year	82,344	116,259	93,370

Cash and cash equivalents, end of the year	73,356	82,344	116,259

Cash and cash equivalents comprise:
Cash and balances with central banks	3,584	4,271	20,990
Money market paper[2]	40,599	46,183	69,938
Due from banks maturing in less than three months	29,173	31,890	25,331

Total	73,356	82,344	116,259

1 Includes issuance of trust preferred securities of CHF 372 million for the year ended 31 December 2003 and CHF 1,291 million for the year ended 31 December 2001.  2 Money market paper is included in the Balance sheet under Trading portfolio assets and Financial investments. CHF 6,430 million, CHF 10,475 million and CHF 29,895 million were pledged at 31 December 2003, 31 December 2002 and 31 December 2001, respectively.

UBS Statement of Cash Flows (continued)

Significant non-cash investing and financing activities

CHF million
For the year ended	31.12.03	31.12.02	31.12.01

Hyposwiss, Zurich, deconsolidation
Financial investments	0	53	0
Property and equipment	0	18	0
Debt issued	0	63	0
Hirslanden Holding AG, Zurich, deconsolidation
Financial investments	0	3	0
Property and equipment	0	718	0
Goodwill and other intangible assets	0	15	0
Consolidation of special purpose entities
Debt issued	0	2,322	0
Provisions for reinstatement costs
Property and equipment	137	0	0

Financial Statements
Notes to the Financial Statements

Notes to the Financial Statements

Note 1 Summary of Significant Accounting Policies

a) Basis of accounting

UBS AG and subsidiaries (“UBS” or the “Group”) provide a broad range of financial services including advisory services, underwriting, financing, market making, asset management, brokerage, and retail banking on a global level. The Group was formed on 29 June 1998 when Swiss Bank Corporation and Union Bank of Switzerland merged. The merger was accounted for using the uniting of interests method of accounting.
     The consolidated financial statements of UBS (the “Financial Statements”) are prepared in accordance with International Financial Reporting Standards (“IFRS”) and stated in Swiss francs (CHF), the currency of the country in which UBS AG is incorporated. On 4 February 2004 the Board of Directors approved them for issue.

b) Use of estimates in the preparation of Financial Statements

In preparing the Financial Statements, management is required to make estimates and assumptions that affect reported income, expenses, assets, liabilities and disclosure of contingent assets and liabilities. Use of available information and application of judgement are inherent in the formation of estimates. Actual results in the future could differ from such estimates and the differences may be material to the Financial Statements.

c) Consolidation

The Financial Statements comprise those of the parent company (UBS AG), its subsidiaries and certain special-purpose entities, presented as a single economic entity. The effects of intragroup transactions are eliminated in preparing the Financial Statements. Subsidiaries and special-purpose entities which are directly or indirectly controlled by the Group are consolidated. Subsidiaries acquired are consolidated from the date control is transferred to the Group. Subsidiaries to be divested are consolidated up to the date of disposal. Temporarily controlled entities that are acquired and held with a view to their subsequent disposal, are recorded as Financial investments.

     Assets held in an agency or fiduciary capacity are not assets of the Group and are not reported in the Financial Statements.
     Equity and net income attributable to minority interests are shown separately in the Balance sheet and Income statement, respectively.
     Investments in associates in which UBS has a significant influence are accounted for under the equity method of accounting. Significant influence is normally evidenced when UBS owns 20% or more of a company’s voting rights. Investments in associates are initially recorded at cost and the carrying amount is increased or decreased to recognize the Group’s share of the investee’s profits or losses after the date of acquisition. Investments in associates for which significant influence is intended to be temporary because the investments are acquired and held exclusively with a view to their subsequent disposal, are recorded as Financial investments.
     The Group sponsors the formation of companies, which may or may not be directly or indirectly owned subsidiaries, for the purpose of asset securitization transactions and structured debt issuance, and to accomplish certain narrow and well defined objectives. These companies may acquire assets directly or indirectly from UBS or its affiliates. Some of these companies are bankruptcy-remote entities whose assets are not available to satisfy the claims of creditors of the Group or any of its subsidiaries. Such companies are consolidated in the Group’s Financial Statements when the substance of the relationship between the Group and the company indicates that the company is controlled by the Group. Certain transactions of consolidated entities meet the criteria for derecognition of financial assets. Derecognition of a financial asset takes place when the Group loses control of the contractual rights that comprise the financial asset, which is normally the case when the asset is sold, or all the cash flows attributable to the asset are passed through to an independent third party. These transactions do not affect the consolidation status of an entity.

d) Foreign currency translation

Foreign currency transactions are recorded at the rate of exchange on the date of the transaction. At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are reported using the closing exchange rate. Exchange differences arising on the settlement of transactions at rates different from those at the date of the transaction, and unrealized foreign exchange differences on unsettled foreign currency monetary assets and liabilities, are recognized in the income statement.
     Unrealized exchange differences on non-monetary financial assets (investments in equity instruments) are a component of the change in their entire fair value. For a non-monetary financial asset classified as held for trading, unrealized exchange differences are recognized in the income statement. For non-monetary Financial investments, which are classified as available-for-sale, unrealized exchange differences are recorded directly in Shareholder’s equity until the asset is sold.
     When preparing consolidated financial statements, assets and liabilities of foreign entities are translated at the exchange rates at the balance sheet date, while income and expense items are translated at weighted average rates for the period. Differences resulting from the use of closing and weighted average exchange rates and from revaluing a foreign entity’s opening net asset balance at closing rate are recognized directly in Foreign currency translation within Shareholders’ equity.

e) Segment reporting

UBS is organized on a worldwide basis into four Business Groups and the Corporate Center. This organizational structure is the basis upon which the Group reports its primary segment information.
     Segment income, segment expenses and segment performance include transfers between business segments and between geographic segments. Such transfers are conducted at arm’s length.

f) Cash and cash equivalents

Cash and cash equivalents consist of Cash and balances with central banks, balances included in Due from banks that mature in less than three months, and Money market paper included in Trading portfolio assets and Financial investments.

g) Fee income

UBS earns fee income from a diverse range of services it provides to its customers. Fee income can be divided into two broad categories: income earned from services that are provided over a certain period of time, for which customers are generally billed on an annual or semi-annual basis, and income earned from providing transaction-type services. Fees earned from services that are provided over a certain period of time are recognized ratably over the service period. Fees earned from providing transaction-type services are recognized when the service has been completed. Fees or components of fees that are performance linked are recognized when the performance criteria are fulfilled.
     The following fee income is predominantly earned from services that are provided over a period of time: investment fund fees, fiduciary fees, custodian fees, portfolio and other management and advisory fees, insurance-related fees, credit-related fees and commission income. Fees predominantly earned from providing transaction type services include underwriting fees, corporate finance fees, and brokerage fees.

h) Securities borrowing and lending

Securities borrowing and securities lending transactions are generally entered into on a collateralized basis, with securities predominantly advanced or received as collateral. Transfer of the securities themselves, whether in a borrowing / lending transaction or as collateral, is not reflected on the balance sheet unless the risks and rewards of ownership are also transferred. If cash collateral is advanced or received, securities borrowing and lending activities are recorded at the amount of cash

Financial Statements
Notes to the Financial Statements

collateral advanced (Cash collateral on securities borrowed) or received (Cash collateral on securities lent).

     UBS monitors the market value of the securities borrowed and lent on a daily basis and provides or requests additional collateral in accordance with the underlying agreements.
     Fees and interest received or paid are recognized on an accrual basis and recorded as interest income or interest expense.

i) Repurchase and reverse repurchase transactions

Securities purchased under agreements to resell (reverse repurchase agreements) and securities sold under agreements to repurchase (repurchase agreements) are generally treated as collateralized financing transactions. In reverse repurchase agreements, the cash advanced, including accrued interest, is recognized on the balance sheet as Reverse repurchase agreements. In repurchase agreements, the cash received, including accrued interest, is recognized on the balance sheet as Repurchase agreements.
     Securities received under reverse repurchase agreements and securities delivered under repurchase agreements are not recognized on or derecognized from the balance sheet, unless control of the contractual rights that comprise these securities is relinquished. UBS monitors the market value of the securities received or delivered on a daily basis and provides or requests additional collateral in accordance with the underlying agreements.
     Interest earned on reverse repurchase agreements and interest incurred on repurchase agreements is recognized as interest income or interest expense over the life of each agreement.
     The Group offsets reverse repurchase agreements and repurchase agreements with the same counterparty for transactions covered by legally enforceable master netting agreements when net or simultaneous settlement is intended.

j) Trading portfolio

Trading portfolio assets consist of money market paper, other debt instruments, including traded loans, equity instruments and precious metals which are owned by the Group (“long” positions). Trading portfolio liabilities consist of obligations to deliver trading securities such as money market paper, other debt instruments and equity instruments which the Group has sold to third parties but does not own (“short” positions).

     The trading portfolio is carried at fair value, which includes valuation allowances for instruments for which active markets do not exist. Gains and losses realized on disposal or redemption and unrealized gains and losses from changes in the fair value of trading portfolio assets or liabilities are reported as Net trading income. Interest and dividend income and expense on trading portfolio assets or liabilities are included in Interest and dividend income or Interest and dividend expense, respectively.
     The Group uses settlement date accounting when recording trading portfolio transactions. It recognizes from the date the transaction is entered into (trade date) any unrealized profits and losses arising from revaluing that contract to fair value in the income statement. Subsequent to the trade date, when the transaction is consummated (settlement date) a resulting financial asset or liability is recognized on the balance sheet at the fair value of the consideration given or received plus or minus the change in fair value of the contract since the trade date. When the Group becomes party to a sales contract of a financial asset classified in its trading portfolio, it derecognizes the asset on the day of its transfer.
     The determination of fair values of trading portfolio assets or liabilities is based on quoted market prices or dealer price quotations from active markets, valuation models (using assumptions based on market conditions), or management’s estimates, as applicable.

k) Loans originated by the Group

Loans originated by the Group include loans where money is provided directly to the borrower, other than those that are originated with the intent to be sold in the short term, which are recorded as Trading portfolio assets. A participation in a loan from another lender is considered to be originated by the Group, provided it is funded on the date the loan is originated by the lender. Purchased loans are classified either as Financial investments available-for-sale, or as Trading portfolio assets, as appropriate.

     Loans originated by the Group are recognized when cash is advanced to borrowers. They are initially recorded at cost, which is the fair value of the cash given to originate the loan, including any transaction costs, and are subsequently measured at amortized cost using the effective interest rate method.
     Interest on loans originated by the Group is included in Interest earned on loans and advances and is recognized on an accrual basis. Fees and direct costs relating to loan origination, re-financing or restructuring and to loan commitments are deferred and amortized to Interest earned on loans and advances over the life of the loan using the straight-line method which approximates the effective interest rate method. Fees received for commitments which are not expected to result in a loan are included in Credit-related fees and commissions over the commitment period. Loan syndication fees where UBS does not retain a portion of the syndicated loan are credited to commission income.

l) Allowance and provision for credit losses

An allowance for credit losses is established if there is objective evidence that the Group will be unable to collect all amounts due on a claim according to the original contractual terms or the equivalent value. A “claim” means a loan, a commitment such as a letter of credit, a guarantee, a commitment to extend credit, or other credit product.
     An allowance for credit losses is reported as a reduction of the carrying value of a claim on the balance sheet, whereas for an off-balance sheet item such as a commitment a provision for credit loss is reported in Other liabilities. Additions to the allowances and provisions for credit losses are made through credit loss expense.
     Allowances and provisions for credit losses are evaluated at a counterparty-specific and / or country-specific level based on the following principles:
     Counterparty-specific: A claim is considered impaired when management determines that it is probable that the Group will not be able to collect all amounts due according to the original contractual terms or the equivalent value.
     Individual credit exposures are evaluated based upon the borrower’s character, overall financial condition, resources and payment record; the prospects for support from any financially responsible guarantors; and, where applicable, the realizable value of any collateral.
     The estimated recoverable amount is the present value of expected future cash flows, which may result from restructuring or liquidation. Impairment is measured and allowances for credit losses are established for the difference between the carrying amount and the estimated recoverable amount.
     If there are indications of significant probable losses in the portfolio that have not been specifically identified, allowances for credit losses would also be provided for on a portfolio basis.
     Upon impairment the accrual of interest income based on the original terms of the claim is discontinued, but the increase of the present value of impaired claims due to the passage of time is reported as interest income.
     All impaired claims are reviewed and analyzed at least annually. Any subsequent changes to the amounts and timing of the expected future cash flows compared to the prior estimates will result in a change in the allowance for credit losses and be charged or credited to credit loss expense.
     An allowance for an impairment is reversed only when the credit quality has improved such that there is reasonable assurance of timely collection of principal and interest in accordance with the original contractual terms of the claim agreement.
     A write-off is made when all or part of a claim is deemed uncollectible or forgiven. Write-offs are charged against previously established allowances for credit losses or directly to credit loss expense and reduce the principal amount of a claim. Recoveries in part or in full of amounts previously written off are credited to credit loss expense.
     A loan is classified as non-performing when the contractual payments of principal and / or interest are in arrears for 90 days or more, bankruptcy proceedings have been initiated or concessionary terms have been granted in restructuring procedures.
     Country-specific: Where, in management’s opinion, it is probable that some claims may be affected by systemic crisis, transfer restrictions or non-enforceability, specific country allowances for probable losses are established. They are based on country-specific scenarios,

Financial Statements
Notes to the Financial Statements

taking into consideration the nature of the individual exposures, but excluding those amounts covered by counterparty-specific allowances.

m) Securitizations

UBS securitizes various consumer and commercial financial assets, which generally results in the sale of these assets to special-purpose entities, which, in turn issue securities to investors. Financial assets are partially or wholly derecognized when the Group gives up control of the financial asset or portions thereof.
     Interests in the securitized financial assets may be retained in the form of senior or subordinated tranches, interest-only strips or other residual interests (“retained interests”). Retained interests are primarily recorded in Trading portfolio assets and carried at fair value. The determination of fair values of retained interests is generally based on quoted market prices or, to a lesser extent, by determining the present value of expected future cash flows using pricing models that incorporate management’s best estimates of critical assumptions which may include credit losses, discount rates, yield curves and other factors.
     Gains or losses on securitization depend in part on the carrying amount of the transferred financial assets, allocated between the financial assets derecognized and the retained interests based on their relative fair values at the date of the transfer. Gains or losses on securitization are recorded in Net trading income.

n) Financial investments

Financial investments are classified as available-for-sale and recorded on a settlement date basis. Available-for-sale financial investments are instruments which, in management’s opinion, may be sold in response to or in anticipation of needs for liquidity or changes in interest rates, foreign exchange rates or equity prices. Financial investments consist of money market paper, other debt instruments and equity instruments, including private equity investments.
     Available-for-sale financial investments are carried at fair value. Unrealized gains or losses on available-for-sale investments are reported in Shareholders’ equity, net of applicable income taxes, until such investments are sold, collected or otherwise disposed of, or until such investment is determined to be impaired. On disposal of an available-for-sale investment, the accumulated unrealized gain or loss included in Shareholders’ equity is transferred to net profit or loss for the period and reported in Other income. Gains and losses on disposal are determined using the average cost method.

     Interest and dividend income on available-for-sale financial investments is included in Interest and dividend income from financial investments.
     The determination of fair values of available-for-sale financial investments is generally based on quoted market prices in active markets, dealer price quotations or discounted expected cash flows using market rates commensurate with the credit quality and maturity of the investment, or is based upon review of the investee’s financial results, condition and prospects including comparisons to similar companies for which quoted market prices are available.
     If an available-for-sale investment is determined to be impaired, the cumulative unrealized loss previously recognized in Shareholders’ equity is included in net profit or loss for the period and reported in Other income. A financial investment is considered impaired if its cost exceeds the recoverable amount. For non-quoted equity investments, the recoverable amount is determined by applying recognized valuation techniques. The standard method applied is based on the multiple of earnings observed in the market for comparable companies. Management may adjust valuations determined in this way based on its judgement. For quoted financial investments, the recoverable amount is determined by reference to the market price. They are considered impaired if objective evidence indicates that the decline in market price has reached such a level that recovery of the cost value cannot be reasonably expected within the foreseeable future.

o) Property and equipment

Property and equipment includes own-used properties, investment properties, leasehold improvements, IT, software and communication, and other machines and equipment.
     Own-used property is defined as property held by the Group for use in the supply of services or for administrative purposes whereas investment property is defined as property held to earn rentals and / or for capital appreciation. If a property of the Group includes a portion that is own-used and another portion that is held to earn rentals or for capital appreciation, the classification is based on whether or not these portions can be sold separately. If the portions of the property can be sold separately they are accounted for as own-used property and investment property. If the portions can not be sold separately, the whole property is classified as own-used property unless the portion used by the bank is minor. The classification of property is reviewed on a regular basis to account for major changes in its usage.

     Leasehold improvements are investments made to customize buildings and offices occupied under operating lease contracts to make them suitable for the intended purpose. The estimated reinstatement costs to bring a leased property into its original condition at the end of the lease, if required, is capitalized as part of the total leasehold improvements costs. At the same time, a corresponding liability is recognized to reflect the obligation incurred. Reinstatement costs are recognized in profit and loss through depreciation of the capitalized leasehold improvements over their estimated useful life.
     Software development costs are capitalized when they meet certain criteria relating to identifiability, it is probable that future economic benefits will flow to the enterprise, and the cost can be measured reliably. Internally developed software meeting these criteria and purchased software are classified in Property and equipment on the balance sheet.
     Property and equipment is carried at cost less accumulated depreciation and accumulated impairment losses. Property and equipment is periodically reviewed for impairment.
     Property and equipment is depreciated on a straight-line basis over its estimated useful life as follows:

Properties, excluding land	Not exceeding 50 years

Leasehold improvements	Residual lease term, but not exceeding 10 years

Other machines and equipment	Not exceeding 10 years

IT, software and communication	Not exceeding 5 years

     Property formerly own-used or leased to third parties under an operating lease which the Group has decided to dispose of, and foreclosed property are defined as Properties held for resale and recorded in Other assets. They are carried at the lower of cost or recoverable value.

     For investment property carried at cost less accumulated depreciation, the investment property’s fair value and details of how fair value is determined are disclosed in Note 14. UBS employs internal real estate experts who determine the fair value of investment property by applying recognized valuation techniques. In cases where prices of recent market transactions of comparable properties are available, fair value is determined by reference to these transactions.

p) Goodwill and other intangible assets

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of net identifiable assets of the acquired entity at the date of acquisition.
     Other intangible assets are comprised of separately identifiable intangible items arising from acquisitions and certain purchased trademarks and similar items.
     Goodwill and other intangible assets are recognized on the balance sheet at cost determined at the date of acquisition and are amortized using the straight-line method over their estimated useful economic life, not exceeding 20 years. At each balance sheet date, goodwill and other intangible assets are reviewed for indications of impairment or changes in estimated future benefits. If such indications exist, an analysis is performed to assess whether the carrying amount of goodwill or other intangible assets is fully recoverable. A writedown is made if the carrying amount exceeds the recoverable amount.

q) Income taxes

Income tax payable on profits is recognized as an expense based on the applicable tax laws in each jurisdiction in the period in which profits arise. The tax effects of income tax losses available for carry-forward are recognized as a deferred tax asset if it is probable that future taxable profit will be available against which those losses can be utilized.
     Deferred tax liabilities are recognized for temporary differences between the carrying

Financial Statements
Notes to the Financial Statements

amounts of assets and liabilities in the balance sheet and their amounts as measured for tax purposes, which will result in taxable amounts in future periods. Deferred tax assets are recognized for temporary differences which will result in deductible amounts in future periods, but only to the extent it is probable that sufficient taxable profits will be available against which these differences can be utilized.

     Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the asset will be realized or the liability will be settled based on enacted rates.
     Current and deferred tax assets and liabilities are offset when they arise from the same tax reporting group and relate to the same tax authority and when the legal right to offset exists.
     Current and deferred taxes are recognized as income tax benefit or expense except for (i) deferred taxes recognized or disposed of upon the acquisition or disposal of a subsidiary, and (ii) unrealized gains or losses on available-for-sale investments and changes in fair value of derivative instruments designated as cash flow hedges, which are recorded net of taxes in gains or losses not recognized in the income statement within Shareholders’ equity.

r) Debt issued

Debt issued is initially measured at cost, which is the fair value of the consideration received, net of transaction costs incurred. Subsequent measurement is at amortized cost, using the effective interest rate method to amortize cost at inception to the redemption value over the life of the debt.
     Combined debt instruments that are related to non-UBS AG equity instruments, foreign exchange, credit instruments or indices are considered structured instruments. The embedded derivative is separated from the host contract and accounted for as a stand-alone derivative if the criteria for separation are met. The host contract is subsequently measured at amortized cost.
     Debt instruments with embedded derivatives that are related to UBS AG shares or to a derivative instrument that has UBS AG shares as underlying are separated into a liability and an equity component at issue date, if they require or provide UBS with a choice of physical settlement.

Initially, a portion of the net proceeds from issuing the combined debt instrument are allocated to the equity component based on its fair value and reported in Share premium account. The determination of fair values is generally based on quoted market prices or option pricing models. Subsequent changes in fair value of the separated equity component are not recognized. The remaining amount is allocated to the liability component and reported as Debt issued. The liability component is subsequently measured at amortized cost. However, if the combined instrument or the embedded derivative related to UBS AG shares is cash settled or the holder of the hybrid instrument has the right to require cash settlement, then the separated derivative is accounted for as a trading instrument with changes in fair value recorded in income.

     It is the Group’s policy to hedge the fixed interest rate risk on debt issues (except for certain subordinated long-term note issues, see Note 29a) and apply fair value hedge accounting. When hedge accounting is applied to fixed rate debt instruments, the carrying values of debt issues are adjusted for changes in fair value related to the hedged exposure rather than carried at amortized cost. See v) Derivative instruments for further discussion.
     Own bonds held as a result of market making activities or deliberate purchases in the market are treated as a redemption of debt. A gain or loss on redemption is recorded depending on whether the repurchase price of the bond was lower or higher than its carrying value. A subsequent sale of own bonds in the market is treated as a re-issuance of debt.
     Interest expense on debt instruments is included in Interest on debt issued.

s) Treasury shares

UBS AG shares held by the Group are classified in Shareholders’ equity as Treasury shares and accounted for at weighted average cost. The difference between the proceeds from sales of treasury shares and their cost (net of tax, if any) is classified as Share premium.
     Contracts that require physical settlement or net share settlement in UBS AG shares or provide the Group with a choice to physically settle are classified as Shareholders’ equity and reported as Share premium. Upon settlement of such contracts the proceeds received less cost (net of tax, if any), are reported as Share premium.

     Contracts on UBS AG shares that require net cash settlement or provide the counterparty with a choice of net cash settlement are classified as trading instruments, with the changes in fair value reported in the income statement.

t) Retirement benefits

UBS sponsors a number of retirement benefit plans for its employees worldwide. These plans include both defined benefit and defined contribution plans and various other retirement benefits such as post-employment medical benefits. Contributions to defined contribution plans are expensed when employees have rendered services in exchange for such contributions, generally in the year of contribution.
     The Group uses the projected unit credit actuarial method to determine the present value of its defined benefit plans and the related service cost and, where applicable, past service cost.
     The principal actuarial assumptions used by the actuary are set out in Note 31.
     The Group recognizes a portion of its actuarial gains and losses as income or expense if the net cumulative unrecognized actuarial gains and losses at the end of the previous reporting period exceeded the greater of:

a)	10% of present value of the defined benefit obligation at that date (before deducting plan assets); and

b)	10% of the fair value of any plan assets at that date.

     The unrecognized actuarial gains and losses exceeding the greater of the two values are recognized in the income statement over the expected average remaining working lives of the employees participating in the plans.
     If an excess of the fair value of the plan assets over the present value of the defined benefit obligations cannot be recovered fully through refunds or reductions in future contributions, no gain is recognized solely as a result of deferral of an actuarial loss or past service cost in the current period or no loss is recognized solely as a result of deferral of an actuarial gain in the current period.

u) Equity participation plans

UBS provides various equity participation plans in the form of stock plans and stock option plans. UBS generally uses the intrinsic value method of accounting for such awards. Consequently, compensation expense is measured as the difference between the quoted market price of the stock at the grant date less the amount, if any, that the employee is required to pay, or by the excess of stock price over option strike price, if any. The Group’s policy is to recognize compensation expense for equity awards at the date of grant.

v) Derivative instruments and hedging

All derivative instruments are carried at fair value on the balance sheet and are reported as Positive or Negative replacement values. Fair values are obtained from quoted market prices, dealer price quotations, discounted cash flow models and option pricing models, which incorporate current market and contractual prices for the underlying instrument, time to expiry, yield curves and volatility of the underlying. Inputs used in pricing models are generally market observable or can be derived from market observable data. If market observable data are not available, the initial increase in fair value indicated by valuation techniques but based on unobservable inputs is amortized to income over the life of the transactions. The Group offsets positive and negative replacement values with the same counterparty for transactions covered by legally enforceable master netting agreements, as explained in Note 23.
     Where the Group enters into derivatives for trading purposes, realized and unrealized gains and losses are recognized in Net trading income.
     The Group also uses derivative instruments as part of its asset and liability management activities to manage exposures to interest rate, foreign currency and credit risks, including exposures arising from forecast transactions. The Group applies either fair value or cash flow hedge accounting when transactions meet the specified criteria to obtain hedge accounting treatment.
     At the time a financial instrument is designated as a hedge, the Group formally documents the relationship between the hedging instrument(s) and hedged item(s). Documentation includes its risk management objectives and its strategy in undertaking the hedge transac-

Financial Statements
Notes to the Financial Statements

tion, together with the methods that will be used to assess the effectiveness of the hedging relationship. Accordingly, the Group formally assesses, both at the inception of the hedge and on an ongoing basis, whether the hedging derivatives have been “highly effective” in offsetting changes in the fair value or cash flows of the hedged items. A hedge is normally regarded as highly effective if, at inception and throughout its life, the Group can expect, and actual results indicate, changes in the fair value or cash flows of the hedged item are offset by the changes in the fair value or cash flows of the hedging instrument, and actual results are within a range of 80% to 125%. In the case of hedging a forecast transaction, the transaction must have a high probability of occurring and must present an exposure to variations in cash flows that could ultimately affect reported net profit or loss. The Group discontinues hedge accounting when it is determined that: a derivative is not, or has ceased to be, highly effective as a hedge; when the derivative expires, or is sold, terminated, or exercised; when the hedged item matures or is sold or repaid; or when a forecast transaction is no longer deemed highly probable.

     “Hedge ineffectiveness” represents the amount by which the changes in the fair value of the hedging derivative differ from changes in the fair value of the hedged item or the amount by which changes in the cash flow of the hedging derivative differ from changes (or expected changes) in the cash flow of the hedged item. Such gains and losses are recorded in current period earnings, as are gains and losses on components of a hedging derivative that are excluded from assessing hedge effectiveness.
     For qualifying fair value hedges, the change in fair value of the hedging derivative is recognized in net profit and loss. Those changes in fair value of the hedged item which are attributable to the risks hedged with the derivative instrument are reflected in an adjustment to the carrying value of the hedged item, which is also recognized in net profit or loss. If the hedge relationship is terminated for reasons other than the derecognition of the hedged item, the difference between the carrying value of the hedged item at that point and the value at which it would have been carried had the hedge never existed (the

“unamortized fair value adjustment”), is, in the case of interest bearing instruments, amortized to net profit or loss over the remaining term of the original hedge, while for non-interest bearing instruments that amount is immediately recognized in earnings. If the hedged instrument is derecognized, e.g. is sold or repaid, the unamortized fair value adjustment is recognized immediately in net profit and loss.

     A fair valuation gain or loss associated with the effective portion of a derivative designated as a cash flow hedge is recognized initially in Shareholders’ equity. When the cash flows that the derivative is hedging (including cash flows from transactions that were only forecast when the derivative hedge was effected) materialize, resulting in income or expense, then the associated gain or loss on the hedging derivative is simultaneously transferred from Shareholders’ equity to the corresponding income or expense line item.
     If a cash flow hedge for a forecast transaction is deemed to be no longer effective, or the hedge relationship is terminated, the cumulative gain or loss on the hedging derivative previously reported in Shareholders’ equity remains in Shareholders’ equity until the committed or forecast transaction occurs, at which point it is transferred from Shareholders’ equity to the income statement.
     Derivative instruments transacted as economic hedges but not qualifying for hedge accounting are treated in the same way as derivative instruments used for trading purposes, i. e. realized and unrealized gains and losses are recognized in Net trading income. In particular, the Group has entered into economic hedges of credit risk within the loan portfolio using credit default swaps to which it cannot apply hedge accounting. In the event that the Group recognizes an impairment on a loan that is economically hedged in this way, the impairment is recognized in Credit loss expense whereas any gain on the credit default swap is recorded in Net trading income – see Note 23 for additional information.
     A derivative may be embedded in a “host contract”. Such combinations are known as hybrid instruments and arise predominantly from the issuance of certain structured debt instruments. If the host contract is not carried at fair value with changes in fair value reported in net profit or loss, the embedded derivative is separated from the host contract and accounted for as a stand-alone derivative instrument at fair value if, and only if: the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract and the embedded derivative actually meets the definition of a derivative.

w) Earnings per Share (EPS)

Basic earnings per share are calculated by dividing the net profit or loss for the period attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.
     Diluted earnings per share are computed using the same method as for basic EPS, but the determinants are adjusted to reflect the potential dilution that could occur if options, warrants, convertible debt securities or other contracts to issue ordinary shares were converted or exercised into ordinary shares.

x) Comparability

Amended IAS 19, Employee Benefits
UBS adopted in 2002 the amended standard IAS 19 “Employee Benefits”. The amendments introduce an asset ceiling provision that applies for defined benefit plans that have a surplus of plan assets over benefit obligations. The implementation of the amended standard had no material impact.

Segment Reporting

As at 1 January 2003, the five private label banks (three of which were subsequently merged into one bank) owned by UBS were transferred out of Wealth Management & Business Banking into Corporate Center. At the same time, GAM was transferred out of Global Asset Management into Corporate Center. All prior period comparative amounts of the affected Business Groups have been restated to conform to the current year presentation.
     As at 1 January 2002, Wealth Management USA was separated from Investment Bank and became a stand-alone Business Group. Note 2 to these Group Financial Statements reflects the new Business Group structure. Comparative prior year amounts have been restated to conform to the current year presentation.

IAS 39, Recognition and Measurement of Financial Instruments

UBS adopted IAS 39 prospectively as at 1 January 2001. The standard provides comprehensive guidance on accounting for financial instruments.
     Upon adoption, the Group decided to record unrealized gains and losses arising from changes in the fair value of available-for-sale financial investments directly in Shareholders’ equity until such investment is disposed of or until such investment is determined to be impaired.
     As a result of the adoption of IAS 39, Gains / losses not recognized in the income statement is a new component of Shareholders’ equity as at 1 January 2001. It includes unrealized gains and losses on available-for-sale financial investments and on derivatives designated as cash flow hedges as well as Foreign currency translation. The opening adjustment as at 1 January 2001 to financial investments recorded as available for sale was a net unrealized gain of CHF 1,769 million (CHF 1,577 million net of taxes), and for derivatives designated as cash flow hedges an unrealized net loss of CHF 506 million (CHF 380 million net of taxes).
     The opening adjustment to Retained earnings, a net debit of CHF 61 million as at 1 January 2001, consisted of CHF 19 million reflecting the impact of adopting the new hedge accounting rules and CHF 42 million reflecting the impact of remeasuring assets to either amortized cost or fair value as required under IAS 39.

y) Recently issued International Financial Reporting Standards

Revised IAS 32 and 39
In December 2003, the International Accounting Standards Board (IASB) issued revised IAS 32, Financial Instruments: Disclosure and Presentation, and IAS 39, Financial Instruments: Recognition and Measurement. Both standards are effective for financial years beginning on or after 1 January 2005, with earlier application of both standards together being permitted. Together the two standards provide comprehensive guidance on recognition, measurement, presentation and disclosure of financial instruments. The standards are to be applied retrospectively, with the exception of portions of the guidance relating to derecogni-

Financial Statements
Notes to the Financial Statements

tion of financial assets and liabilities, which is to be applied prospectively.
     UBS decided to early adopt these revised standards as of 1 January 2004. Therefore, comparative prior years 2003 and 2002 presented in the 2004 financial statements will need to be restated as if the revised standards had always been in effect.
     Revised IAS 39 permits any financial instrument that is not a derivative or included in the trading portfolio to be designated at inception, or at adoption of this standard, as at fair value through profit and loss. UBS has designated the majority of its compound instruments issued as at fair value through the income statement, which will eliminate the requirement to separate the embedded derivative instrument from the host contract. Instead, the instrument in its entirety will be carried at fair value, with changes in fair value being recorded in income.
     The guidance governing recognition and derecognition of a financial asset is considerably more complex under revised IAS 39 and may require a multi-step decision process to determine whether derecognition is appropriate. The impact, if any, from the changed accounting guidance is currently not expected to be material to UBS.
     Financial guarantees have to be recognized on the balance sheet under revised IAS 39 at fair value upon issuance. Previously, they were kept off-balance sheet unless a provision had to be recognized because a loss had been incurred. Guarantees provided against a fee are now initially recognized as a liability equal to the amount of fee receivable over the contractual life of the guarantee issued. They are subsequently carried at the higher of the initial amount less cumulative amortization or, if it is probable that a loss has been incurred, at the estimated amount of that loss. This change in accounting does not affect revenue recognition related to guarantees, and the effect from restating prior periods is insignificant.
     Under revised IAS 39, loan commitments that can be settled net meet the definition of a derivative. Additionally, any loan commitment may be designated at inception as held at fair value through profit and loss. If the loan is subsequently funded, it must also be carried at fair value. A loan commitment provided at a below-market interest rate not designated as held at fair value is initially recorded at fair value (liability) and a loss has to be recognized. The liability can subsequently be amortized to income, as appropriate, unless a provision needs to be recorded to cover an incurred loss. The change in accounting will not have a material impact on the financial statements as loan commitments are generally issued at market conditions.

     Revised IAS 32 requires that certain derivative contracts linked to an entity’s own shares be treated as assets or liabilities and not as equity instruments. Obligations to repurchase own shares against cash, for example through a forward purchase contract, must be recognized as a liability on the balance sheet by transferring the fair value of the obligation out of shareholders’ equity. Subsequently, the obligation is accreted to the settlement amount through recognizing interest expense. All net share settled contracts on own shares have to be accounted for as derivatives, whereas under old IAS 32 they were classified as equity instruments. The impact from restatement on our prior period net profit, earnings per share and shareholders’ equity is insignificant.
     Revised IAS 32 provides that netting is permitted only if normal settlement is also intended to take place on a net basis. In general, that condition is not met and therefore certain replacement values that were previously offset will be reported gross. This will increase the total amount of assets and liabilities on our balance sheet by approximately CHF 165 billion at
     31 December 2003. There will be no effect on net profit, shareholders’ equity, earnings per share or regulatory capital from the change.
     UBS is currently completing the assessment of the effect the adoption of the two revised standards will have on its Financial Statements.

IASB Improvements Project

In December 2003, the IASB issued 13 revised International Accounting Standards under its Improvement Project in an attempt to clarify language, to remove inconsistencies and to achieve convergence with other accounting standards, notably US GAAP. All revised standards are effective for financial years beginning on or after 1 January 2005. Of these 13 improved standards only two are expected to have a significant influence on UBS. These are IAS 27,

Consolidated and Separate Financial Statements, and IAS 28, Investments in Associates.

     IAS 27 has been amended to limit the exemption from consolidating a subsidiary over which control is exercised temporarily to a twelve-month period. UBS has several private equity investments where it owns a controlling interest. As they are held longer than a twelve-month period, these investments need to be consolidated commencing 1 January 2005 with retrospective restatement of comparative prior years 2004 and 2003. The initial calculations of the effect from consolidating these investments indicate that the balance sheet and income statement impact could be material and could lead to the addition of a new business segment that comprises the operations of these industrial and non-financial services businesses.
     IAS 28 has been amended in the same way as IAS 27 to limit the exemption from equity method accounting to investments that are held with a view to their disposal within twelve months. Private equity investments, where UBS exercises significant influence, need to be accounted for using the equity method instead of as financial investments available-for-sale. UBS’s share in income or loss will be recognized in profit and loss, whereas currently unrealized gains and losses from fair value changes are directly recorded in shareholders’ equity, unless an investment is impaired, in which case the loss is recognized in income. UBS is currently in the process of determining the effect this change in accounting will have on its financial statements.
     All other revised standards under the Improvement Project will primarily affect presentation and disclosure, but not recognition and measurement of assets and liabilities, and will, therefore, not have a material impact on the financial statements.

IFRS 2 Share-based Payment

On 19 February 2004, the IASB issued IFRS 2 Share-based Payment, which governs the accounting for share-based payments. When share-based payments are made to employees, for example through awards of shares or share options, the fair value of these awards measured at the date of grant must be recognized as compensation expense. The new standard is effective for financial years beginning on or after 1 January 2005 and applies to equity-settled awards granted after 7 November 2002 that have not vested at 1 January 2005 and to liabilities arising from share-based awards that exist at the effective date. Comparative prior periods need to be restated and the opening balance of retained earnings at 1 January 2003 has to be adjusted. UBS discloses the compensation expense attributable to share-based awards in Note 32, but the amounts disclosed are based on the requirements under US generally accepted accounting principles, which may differ from IFRS 2. UBS is currently evaluating the impact the new standard will have on its financial statements.

z) Accounting changes effective in 2004

Investment Properties
Effective 1 January 2004, UBS changed its accounting for investment property from historical cost less accumulated depreciation to the fair value model. All changes in the fair value of investment property will now be recognized in the profit and loss account, and depreciation expense will no longer be recorded for these properties. Investment property is held exclusively to earn rental income and benefit from appreciation in value. Therefore, carrying investment property at fair value better reflects the business rationale behind acquiring and managing these assets.
     This change in accounting will lead to restatement of the 2002 and 2003 comparative financial years. The effects from restatement will be:
–
to credit (increase) retained earnings as of 1 January 2002 by CHF 202 million, net of taxes of CHF 64 million, for the then existing difference between book value and fair value of the investment property portfolio;

–	to reduce net profit for 2003 by CHF 64 million; and
–	to reduce net profit for 2002 by CHF 117 million.

Credit risk losses incurred on OTC derivatives

Effective 1 January 2004, the accounting for credit risk losses incurred on over-the-counter (OTC) derivatives has been changed. All such credit risk losses will now be reported in net trading income and will no longer be reported in credit loss expense. This change better

Financial Statements
Notes to the Financial Statements

reflects how the business is run and simplifies the current treatment. It does not affect net profit or earnings per share results. The change will, however, affect segment reporting, as actual losses reported as credit loss expense are currently deferred over a three-year period in the Business Group accounts, whereas actual losses in trading income are not subject to such a deferral. In the segment report, therefore, actual losses on OTC derivatives will now be reported as incurred. The changed accounting will not have a material effect on the Investment Bank’s performance before tax for 2003.

Change in treatment of corporate client assets

Effective 1 January 2004, UBS re-classified corporate client assets of Business Banking Switzerland (except for pension funds) to exclude them from invested assets. This change was made because UBS has a minimal advisory role for such clients and asset flows are erratic as they are often driven more by liquidity requirements than pure investment reasons. This change will reduce invested assets at 31 December 2003 by approximately CHF 75 billion and increase net new money for 2003 by CHF 7.5 billion.

Note 2a Segment Reporting by Business Group

Based on our integrated business model, UBS is organized into the four Business Groups: Wealth Management & Business Banking, Global Asset Management, Investment Bank and Wealth Management USA, and our Corporate Center.

     Effective 1 January 2003, our independent private banks - Ehinger & Armand von Ernst (formerly Ehinger, Armand von Ernst and Cantrade), Banco di Lugano and Ferrier Lullin - and GAM, our specialist asset management firm, were transferred from Wealth Management & Business Banking and Global Asset Management into a separate new holding company held by the Corporate Center. While this restructuring had no impact on the UBS Financial Statements, we have restated all prior periods for all Business Groups affected to reflect these changes.

Wealth Management & Business Banking

Wealth Management & Business Banking comprises two business units.
     Wealth Management offers a comprehensive range of products and services individually tailored to affluent international and Swiss clients, operating from offices around the world.
     Business Banking Switzerland provides individual and corporate clients in Switzerland with a complete portfolio of banking and securities services, focused on customer service excellence, profitability and growth, by using a multi-channel distribution.
     The two business units share technological and physical infrastructure, and have joint departments supporting major functions such as e-commerce, financial planning and wealth management, investment policy and strategy.

Global Asset Management

Global Asset Management provides investment products and services to institutional investors and wholesale intermediaries around the globe. Clients include corporate and public pension plans, financial institutions and advisors, central banks as well as charities, foundations and individual investors.

Investment Bank

Investment Bank operates globally as a client-driven investment banking and securities firm with two business units.
     Investment Banking & Securities provides innovative products, research, advice and complete access to the world’s capital markets for intermediaries, governments, corporate and institutional clients and other parts of UBS.
     Private Equity is the private equity business unit of Investment Bank, investing UBS and third-party funds, primarily in unlisted companies.

Wealth Management USA

Wealth Management USA is a US financial services firm providing sophisticated wealth management services to affluent US clients through a highly trained financial advisor network.

Corporate Center

Corporate Center ensures that the Business Groups operate as a coherent and effective whole with a common set of values and principles in such areas as risk management, financial reporting, marketing and communications, funding, capital and balance sheet management and management of foreign exchange earnings. It also holds our private label banks and GAM, which provide clients with a complete range of private banking services in Switzerland and specialized asset management services, respectively.

Financial Statements
Notes to the Financial Statements

Note 2a Segment Reporting by Business Group (continued)

Internal charges and transfer pricing adjustments are reflected in the performance of each business. Revenue sharing agreements are used to allocate external customer revenues to a Business Group on a reasonable basis. Transactions between Business Groups are conducted at arm’s length.

For the year ended 31 December 2003

	Wealth			Wealth
	Management &	Global Asset	Investment	Management	Corporate
CHF million	Business Banking	Management	Bank	USA	Center	UBS

Income[1]	12,052	1,737	14,120	5,190	989	34,088
Actual credit loss (expense) / recovery	(75)	0	(40)	(3)	2	(116)

Total operating income	11,977	1,737	14,080	5,187	991	33,972

Personnel expenses	4,584	816	7,357	3,712	762	17,231
General and administrative expenses	2,116	407	2,130	988	445	6,086
Depreciation	384	29	327	151	473	1,364
Amortization of goodwill and other intangible assets [2]	75	153	278	336	101	943

Total operating expenses	7,159	1,405	10,092	5,187	1,781	25,624

Business Group contribution before tax	4,818	332	3,988	0	(790)	8,348
Tax expense						1,618

Net profit before minority interests						6,730
Minority interests						(345)

Net profit						6,385

Additional information [3]
Total assets	312,520	21,928	1,151,750	46,837	(147,035)	1,386,000
Total liabilities and minority interests	303,382	20,917	1,138,133	41,732	(153,610)	1,350,554
Capital expenditure	436	17	424	68	436	1,381

For internal management reporting purposes we measure credit loss expense using an expected loss concept. The table below shows Business Group performance consistent with the way in which our businesses are managed and the way Business Group performance is measured. Expected credit loss reflects the average annual costs that are expected to arise from positions in the current portfolio that become impaired in the future. The adjusted expected credit loss reported for each Business Group is the expected credit loss on its portfolio, plus the difference between actual credit loss expense and expected credit loss, amortized over a three year period. The difference between these adjusted expected credit loss figures and the actual net credit loss expense recorded at Group level for financial reporting purposes is reported in the Corporate Center.

	Wealth			Wealth
	Management &	Global Asset	Investment	Management	Corporate
CHF million	Business Banking	Management	Bank	USA	Center	UBS

Income[1]	12,052	1,737	14,120	5,190	989	34,088
Adjusted expected credit loss	(131)	0	(139)	(8)	162	(116)

Total operating income	11,921	1,737	13,981	5,182	1,151	33,972

Personnel expenses	4,584	816	7,357	3,712	762	17,231
General and administrative expenses	2,116	407	2,130	988	445	6,086
Depreciation	384	29	327	151	473	1,364
Amortization of goodwill and other intangible assets[2]	75	153	278	336	101	943

Total operating expenses	7,159	1,405	10,092	5,187	1,781	25,624

Business Group performance before tax	4,762	332	3,889	(5)	(630)	8,348
Tax expense						1,618

Net profit before minority interests						6,730
Minority interests						(345)

Net profit						6,385

1 Impairments on private equity and other financial investments for the year ended 31 December 2003 were as follows: Wealth Management & Business Banking CHF 18 million; Global Asset Management CHF 2 million; Investment Bank CHF 371 million; Wealth Management USA CHF 1 million; Corporate Center CHF 149 million.  2 For further information regarding goodwill and other intangible assets by Business Group, please see Note 15: Goodwill and Other Intangible Assets.  3 The funding surplus or requirement is reflected in each Business Group and adjusted in Corporate Center.

For the year ended 31 December 2002

	Wealth			Wealth
	Management &	Global Asset	Investment	Management	Corporate
CHF million	Business Banking	Management	Bank	USA	Center	UBS

Income[1]	12,184	1,655	12,498	5,561	2,429	34,327
Actual credit loss (expense) / recovery	(238)	0	35	(15)	12	(206)

Total operating income	11,946	1,655	12,533	5,546	2,441	34,121

Personnel expenses	4,596	774	7,878	4,245	1,031	18,524
General and administrative expenses	2,251	447	2,378	1,263	733	7,072
Depreciation	448	29	382	149	513	1,521
Amortization of goodwill and other intangible assets[2]	97	186	364	1,691	122	2,460

Total operating expenses	7,392	1,436	11,002	7,348	2,399	29,577

Business Group contribution before tax	4,554	219	1,531	(1,802)	42	4,544
Tax expense						678

Net profit before minority interests						3,866
Minority interests						(331)

Net profit						3,535

Additional information[3]
Total assets	310,722	4,428	933,962	39,610	(107,604)	1,181,118
Total liabilities and minority interests	302,272	2,937	921,446	33,225	(117,753)	1,142,127
Capital expenditure	380	20	473	185	705	1,763

For internal management reporting purposes we measure credit loss expense using an expected loss concept. The table below shows Business Group performance consistent with the way in which our businesses are managed and the way Business Group performance is measured. Expected credit loss reflects the average annual costs that are expected to arise from positions in the current portfolio that become impaired in the future. The adjusted expected credit loss reported for each Business Group is the expected credit loss on its portfolio, plus the difference between actual credit loss expense and expected credit loss, amortized over a three year period. The difference between these adjusted expected credit loss figures and the actual net credit loss expense recorded at Group level for financial reporting purposes is reported in the Corporate Center.

	Wealth			Wealth
	Management &	Global Asset	Investment	Management	Corporate
CHF million	Business Banking	Management	Bank	USA	Center	UBS

Income[1]	12,184	1,655	12,498	5,561	2,429	34,327
Adjusted expected credit loss	(312)	0	(128)	(13)	247	(206)

Total operating income	11,872	1,655	12,370	5,548	2,676	34,121

Personnel expenses	4,596	774	7,878	4,245	1,031	18,524
General and administrative expenses	2,251	447	2,378	1,263	733	7,072
Depreciation	448	29	382	149	513	1,521
Amortization of goodwill and other intangible assets[2]	97	186	364	1,691	122	2,460

Total operating expenses	7,392	1,436	11,002	7,348	2,399	29,577

Business Group performance before tax	4,480	219	1,368	(1,800)	277	4,544
Tax expense						678

Net profit before minority interests						3,866
Minority interests						(331)

Net profit						3,535

1 Impairments on private equity and other financial investments for the year ended 31 December 2002 were as follows: Wealth Management & Business Banking CHF 32 million; Global Asset Management CHF 1 million; Investment Bank CHF 1,703 million; Corporate Center CHF 208 million.  2 For further information regarding goodwill and other intangible assets by Business Group, please see Note 15: Goodwill and Other Intangible Assets.  3 The funding surplus or requirement is reflected in each Business Group and adjusted in Corporate Center.

Financial Statements
Notes to the Financial Statements

For the year ended 31 December 2001

	Wealth			Wealth
	Management &	Global Asset	Investment	Management	Corporate
CHF million	Business Banking	Management	Bank	USA	Center	UBS

Income[1]	12,782	1,963	14,715	6,391	1,761	37,612
Actual credit loss (expense) / recovery	(124)	0	(360)	(15)	1	(498)

Total operating income	12,658	1,963	14,355	6,376	1,762	37,114

Personnel expenses	4,558	886	8,354	5,019	1,011	19,828
General and administrative expenses	2,319	498	2,650	1,441	723	7,631
Depreciation	568	38	456	124	428	1,614
Amortization of goodwill and other intangible assets[2]	100	196	402	502	123	1,323

Total operating expenses	7,545	1,618	11,862	7,086	2,285	30,396

Business Group contribution before tax	5,113	345	2,493	(710)	(523)	6,718
Tax expense						1,401

Net profit before minority interests						5,317
Minority interests						(344)

Net profit						4,973

Additional information[3]
Total assets	313,800	6,335	1,005,397	39,747	(111,982)	1,253,297
Total liabilities and minority interests	304,988	4,367	992,272	31,556	(123,416)	1,209,767
Capital expenditure	540	37	337	296	811	2,021

For internal management reporting purposes we measure credit loss expense using an expected loss concept. The table below shows Business Group performance consistent with the way in which our businesses are managed and the way Business Group performance is measured. Expected credit loss reflects the average annual costs that are expected to arise from positions in the current portfolio that become impaired in the future. The adjusted expected credit loss reported for each Business Group is the expected credit loss on its portfolio, plus the difference between actual credit loss expense and expected credit loss, amortized over a three year period. The difference between these adjusted expected credit loss figures and the actual net credit loss expense recorded at Group level for financial reporting purposes is reported in the Corporate Center.

	Wealth			Wealth
	Management &	Global Asset	Investment	Management	Corporate
CHF million	Business Banking	Management	Bank	USA	Center	UBS

Income[1]	12,782	1,963	14,715	6,391	1,761	37,612
Adjusted expected credit loss	(601)	0	(112)	(18)	233	(498)

Total operating income	12,181	1,963	14,603	6,373	1,994	37,114

Personnel expenses	4,558	886	8,354	5,019	1,011	19,828
General and administrative expenses	2,319	498	2,650	1,441	723	7,631
Depreciation	568	38	456	124	428	1,614
Amortization of goodwill and other intangible assets[2]	100	196	402	502	123	1,323

Total operating expenses	7,545	1,618	11,862	7,086	2,285	30,396

Business Group performance before tax	4,636	345	2,741	(713)	(291)	6,718
Tax expense						1,401

Net profit before minority interests						5,317
Minority interests						(344)

Net profit						4,973

1 Impairments on private equity and other financial investments for the year ended 31 December 2001 were as follows: Wealth Management & Business Banking CHF 109 million; Global Asset Management CHF 3 million; Investment Bank CHF 1,143 million; Corporate Center CHF 39 million.  2 For further information regarding goodwill and other intangible assets by Business Group, please see Note 15: Goodwill and Other Intangible Assets.  3 The funding surplus or requirement is reflected in each Business Group and adjusted in Corporate Center.

Note 2b Segment Reporting by Geographic Location

The geographic analysis of total assets is based on customer domicile whereas operating income and capital expenditure is based on the location of the office in which the transactions and assets are recorded. Because of the global nature of financial markets the Group’s business is managed on an integrated basis worldwide, with a view to profitability by product line. The geo-

graphic analysis of operating income, total assets, and capital expenditure is provided in order to comply with IFRS, and does not reflect the way the Group is managed. Management believes that analysis by Business Group, as shown in Note 2a to these Financial Statements, is a more meaningful representation of the way in which the Group is managed.

For the year ended 31 December 2003

	Total operating income		Total assets		Capital expenditure
	CHF million	Share %	CHF million	Share %	CHF million	Share %

Switzerland	13,278	39	180,629	13	689	50
Rest of Europe / Africa / Middle East	6,057	18	430,901	31	247	18
Americas	12,923	38	688,762	50	411	30
Asia Pacific	1,714	5	85,708	6	34	2

Total	33,972	100	1,386,000	100	1,381	100

For the year ended 31 December 2002

	Total operating income		Total assets		Capital expenditure
	CHF million	Share %	CHF million	Share %	CHF million	Share %

Switzerland	14,307	42	174,878	15	885	51
Rest of Europe / Africa / Middle East	6,850	20	258,147	22	199	11
Americas	11,055	32	669,823	56	635	36
Asia Pacific	1,909	6	78,270	7	44	2

Total	34,121	100	1,181,118	100	1,763	100

For the year ended 31 December 2001

	Total operating income		Total assets		Capital expenditure
	CHF million	Share %	CHF million	Share %	CHF million	Share %

Switzerland	14,223	38	195,321	16	1,039	52
Rest of Europe / Africa / Middle East	7,445	20	240,094	19	304	15
Americas	13,587	37	691,157	55	630	31
Asia Pacific	1,859	5	126,725	10	48	2

Total	37,114	100	1,253,297	100	2,021	100

Financial Statements
Notes to the Financial Statements

Income Statement

Note 3 Net Interest and Trading Income

Accounting standards require separate disclosure of net interest income and net trading income (see the tables on the following page). This required disclosure, however, does not take into account that net interest and trading income are generated by a range of different business activities. In many cases, a particular business activity can generate both net interest and trading income. Fixed income trading activity, for example, generates both trading profits and coupon income. UBS management therefore analyzes net interest and trading income according to the business activity generating it. The table below provides information that corresponds to this management view. For example, net income from trading activities is further broken down into the four sub-components of Equities, Fixed income, Foreign exchange and Other. These activities generate both types of income (interest and trading revenue) and therefore this analysis is not comparable to the breakdown provided in the third table on the next page (Net trading income only).

Net Interest and Trading Income

CHF million			% change from
For the year ended	31.12.03	31.12.02	31.12.01	31.12.02

Net interest income	12,299	10,546	8,041	17
Net trading income	3,883	5,572	8,802	(30)

Total net interest and trading income	16,182	16,118	16,843	0

Breakdown by business activity

CHF million			% change from
For the year ended	31.12.03	31.12.02	31.12.01	31.12.02

Net income from interest margin products	5,077	5,275	5,694	(4)

Equities	2,464	2,794	3,661	(12)
Fixed Income	6,530	6,041	6,294	8
Foreign Exchange	1,501	1,500	1,490	0
Other	315	270	84	17

Net income from trading activities	10,810	10,605	11,529	2

Net income from treasury activities	1,415	1,667	1,424	(15)

Other [1]	(1,120)	(1,429)	(1,804)	22

Total net interest and trading income	16,182	16,118	16,843	0

1 Principally external funding costs of the Paine Webber Group, Inc. acquisition.

Note 3 Net Interest and Trading Income (continued)

Net interest Income1

CHF million			% change from
For the year ended	31.12.03	31.12.02	31.12.01	31.12.02

Interest income
Interest earned on loans and advances	10,542	11,600	16,955	(9)
Interest earned on securities borrowed and reverse repurchase agreements	11,148	11,184	18,337	0
Interest and dividend income from financial investments	75	165	453	(55)
Interest and dividend income from trading portfolio	18,394	17,014	16,532	8

Total	40,159	39,963	52,277	0

Interest expense
Interest on amounts due to banks and customers	5,093	6,383	14,088	(20)
Interest on securities lent and repurchase agreements	9,623	10,081	14,517	(5)
Interest and dividend expense from trading portfolio	10,101	8,366	7,815	21
Interest on debt issued	3,043	4,587	7,816	(34)

Total	27,860	29,417	44,236	(5)

Net interest income	12,299	10,546	8,041	17

Net trading income1

CHF million			% change from
For the year ended	31.12.03	31.12.02	31.12.01	31.12.02

Equities	1,679	2,638	4,026	(36)
Fixed income [2]	452	1,061	2,731	(57)
Foreign exchange and other	1,752	1,873	2,045	(6)

Net trading income	3,883	5,572	8,802	(30)

1 Please refer to the table “Net Interest and Trading Income” on the previous page for the Equities, Fixed Income, Foreign exchange and Other business results (for an explanation, read the corresponding introductory comment).  2 Includes commodities trading income.

Note 4 Net Fee and Commission Income

CHF million			% change from
For the year ended	31.12.03	31.12.02	31.12.01	31.12.02

Underwriting fees	2,354	2,134	2,158	10
Corporate finance fees	761	848	1,339	(10)
Brokerage fees	5,608	5,987	6,445	(6)
Investment fund fees	3,895	4,033	4,276	(3)
Fiduciary fees	241	300	355	(20)
Custodian fees	1,201	1,302	1,356	(8)
Portfolio and other management and advisory fees	3,855	4,065	4,650	(5)
Insurance-related and other fees	355	417	538	(15)

Total securities trading and investment activity fees	18,270	19,086	21,117	(4)

Credit-related fees and commissions	249	275	307	(9)
Commission income from other services	1,087	1,006	946	8

Total fee and commission income	19,606	20,367	22,370	(4)

Brokerage fees paid	1,483	1,349	1,281	10
Other	778	797	878	(2)

Total fee and commission expense	2,261	2,146	2,159	5

Net fee and commission income	17,345	18,221	20,211	(5)

Financial Statements
Notes to the Financial Statements

Note 5 Other Income

CHF million			% change from
For the year ended	31.12.03	31.12.02	31.12.01	31.12.02

Gains / losses from disposal of associates and subsidiaries
Net gain from disposal of:
Consolidated subsidiaries	160	228	3	(30)
Investments in associates	2	0	0

Total	162	228	3	(29)

Financial investments available for sale
Net gain from disposal of:
Private equity investments	352	273	454	29
Other financial investments	90	457	256	(80)
Impairment charges on private equity investments and other financial investments	(541)	(1,944)	(1,294)	72

Total	(99)	(1,214)	(584)	92

Net income from investments in property	75	90	68	(17)
Equity in income of associates	123	7	72
Other	300	877	999	(66)

Total other income	561	(12)	558

Note 6 Personnel Expenses

CHF million			% change from
For the year ended	31.12.03	31.12.02	31.12.01	31.12.02

Salaries and bonuses	13,478	14,219	15,238	(5)
Contractors	539	579	729	(7)
Insurance and social contributions	923	939	984	(2)
Contribution to retirement plans	721	676	603	7
Other personnel expenses	1,570	2,111	2,274	(26)

Total personnel expenses	17,231	18,524	19,828	(7)

Note 7 General and Administrative Expenses

CHF million			% change from
For the year ended	31.12.03	31.12.02	31.12.01	31.12.02

Occupancy	1,304	1,354	1,314	(4)
Rent and maintenance of machines and equipment	708	665	632	6
Telecommunications and postage	864	1,019	1,213	(15)
Administration	599	819	906	(27)
Marketing and public relations	398	453	574	(12)
Travel and entertainment	526	600	700	(12)
Professional fees	589	568	667	4
IT and other outsourcing	844	1,036	1,224	(19)
Other	254	558	401	(54)

Total general and administrative expenses	6,086	7,072	7,631	(14)

Note 8 Earnings per Share (EPS) and Shares Outstanding

			% change from
For the year ended	31.12.03	31.12.02	31.12.01	31.12.02

Basic Earnings (CHF million)
Net profit	6,385	3,535	4,973	81

Diluted Earnings (CHF million)
Net profit	6,385	3,535	4,973	81
Less: profit on own equity derivative contracts deemed dilutive	1	(20)	(99)

Net profit for diluted EPS	6,386	3,515	4,874	82

Weighted average shares outstanding

Weighted average shares outstanding	1,116,953,623	1,208,586,678	1,266,038,193	(8)
Potentially dilutive ordinary shares resulting from options and warrants outstanding [1]	21,847,002	14,796,264	22,539,745	48

Weighted average shares outstanding for diluted EPS	1,138,800,625	1,223,382,942	1,288,577,938	(7)

Earnings per share (CHF)

Basic EPS	5.72	2.92	3.93	96
Diluted EPS	5.61	2.87	3.78	95

1 Total equivalent shares outstanding on options that were not dilutive for the respective periods but could potentially dilute earnings per share in the future were 37,234,538, 75,385,368 and 28,741,886 for the years ended 31 December 2003, 31 December 2002 and 31 December 2001, respectively.

Shares outstanding			% change from
As at	31.12.03	31.12.02	31.12.01	31.12.02

Total ordinary shares issued	1,183,046,764	1,256,297,678	1,281,717,499	(6)
Second trading line treasury shares
2001 program			23,064,356
2002 first program		67,700,000
2002 second program		6,335,080
2003 program	56,707,000
Other treasury shares	54,653,692	23,146,014	18,190,595	136

Total treasury shares	111,360,692	97,181,094	41,254,951	15

Shares outstanding	1,071,686,072	1,159,116,584	1,240,462,548	(8)

Financial Statements
Notes to the Financial Statements

Balance Sheet: Assets

Note 9a Due from Banks and Loans

By type of exposure

CHF million	31.12.03	31.12.02

Banks	32,024	32,911
Allowance for credit losses	(357)	(443)

Net due from banks	31,667	32,468

Loans
Residential mortgages	110,239	108,779
Commercial mortgages	18,903	19,090
Other loans	87,041	88,590

Subtotal	216,183	216,459
Allowance for credit losses	(3,679)	(4,812)

Net loans	212,504	211,647

Net due from banks and loans	244,171	244,115

thereof subordinated	23	115

By geographic region (based on the location of the borrower)

CHF million	31.12.03	31.12.02

Switzerland	152,374	151,604
Rest of Europe / Africa / Middle East	43,842	39,352
Americas	42,653	48,412
Asia Pacific	9,338	10,002

Subtotal	248,207	249,370
Allowance for credit losses	(4,036)	(5,255)

Net due from banks and loans	244,171	244,115

By type of collateral

CHF million	31.12.03	31.12.02

Secured by real estate	130,740	129,525
Collateralized by securities	28,062	26,769
Guarantees and other collateral	18,507	12,398
Unsecured	70,898	80,678

Subtotal	248,207	249,370
Allowance for credit losses	(4,036)	(5,255)

Net due from banks and loans	244,171	244,115

Note 9b Allowances and Provisions for Credit Losses

	Specific	Country risk
	allowances and	allowances and	Total	Total
CHF million	provisions	provisions	31.12.03	31.12.02

Balance at the beginning of the year	4,885	736	5,621	8,218
Write-offs	(1,413)	(23)	(1,436)	(2,536)
Recoveries	87	0	87	70
Increase / (decrease) in credit loss allowance and provision	191	(75)	116	206
Foreign currency translation and other adjustments	(28)	(34)	(62)	(337)
Transfers[1]	318	(318)	0	0

Balance at the end of the year	4,040	286	4,326	5,621

CHF million			31.12.03	31.12.02

As a reduction of Due from banks			357	443
As a reduction of Loans			3,679	4,812

Subtotal			4,036	5,255
Included in other liabilities related to commitments and contingent liabilities			290	366

Total allowances and provisions for credit losses			4,326	5,621

1 Transfer to identified counterparties of specifically allocated country provisions against rescheduled and/or defaulted sovereign and quasi-sovereign claims.

Note 9c Impaired Due from Banks and Loans

CHF million	31.12.03	31.12.02

Total gross impaired due from banks and loans[1,2]	7,606	10,365
Allowance for impaired due from banks	245	291
Allowance for impaired loans	3,561	4,601

Total allowances for credit losses related to impaired due from banks and loans	3,806	4,892
Average total gross impaired due from banks and loans[3]	8,985	12,623

1 All impaired due from banks and loans have a specific allowance for credit losses.  2 Interest income on impaired due from banks and loans was CHF 279 million for 2003 and CHF 428 million for 2002.  3 Average balances were calculated from quarterly data.

CHF million	31.12.03	31.12.02

Total gross impaired due from banks and loans	7,606	10,365
Estimated liquidation proceeds of collateral	2,465	3,531

Net impaired due from banks and loans	5,141	6,834
Specific allowances and provisions	3,806	4,892

Financial Statements
Notes to the Financial Statements

Note 9d Non-Performing Due from Banks and Loans

A loan (included in due from banks or loans) is classified as non-performing when the payment of interest, principal or fees is overdue by more than 90 days or – as required by Swiss regulatory guidelines as at 31 December 2003 – when insolvency proceedings have commenced or obligations have been restructured on concessionary terms. Prior year numbers have not been restated.

CHF million	31.12.03	31.12.02

Total gross non-performing due from banks and loans	4,959	6,029
Total allowances for credit losses related to non-performing due from banks and loans	2,815	3,485
Average total gross non-performing due from banks and loans[1]	5,482	7,361

1 Average balances are calculated from quarterly data.

CHF million	31.12.03	31.12.02

Non-performing due from banks and loans at the beginning of the year	6,029	8,639
Net additions / (reductions)	346	(509)
Write-offs and disposals	(1,416)	(2,101)

Non-performing due from banks and loans at the end of the year	4,959	6,029

By type of exposure

CHF million	31.12.03	31.12.02

Banks	253	311

Loans
Mortgages	1,470	1,972
Other	3,236	3,746

Total loans	4,706	5,718

Total non-performing due from banks and loans	4,959	6,029

By geographic region (based on the location of the borrower)

CHF million	31.12.03	31.12.02

Switzerland	4,012	4,609
Rest of Europe / Africa / Middle East	488	621
Americas	366	499
Asia Pacific	93	300

Total non-performing due from banks and loans	4,959	6,029

Note 10 Securities Borrowing, Securities Lending, Repurchase and Reverse Repurchase Agreements

The Group enters into collateralized reverse repurchase and repurchase agreements and securities borrowing and securities lending transactions that may result in credit exposure in the event that the counterparty to the transaction is unable to fulfill its contractual obligations. The Group controls credit risk associated with these activities by monitoring counterparty credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned to the Group when deemed necessary.

Balance sheet assets

	Cash collateral	Reverse	Cash collateral	Reverse
	on securities	repurchase	on securities	repurchase
	borrowed	agreements	borrowed	agreements
CHF million	31.12.03	31.12.03	31.12.02	31.12.02

By counterparty:
Banks	172,783	237,212	122,764	201,269
Customers	41,149	83,375	16,288	92,817

Total	213,932	320,587	139,052	294,086

Balance sheet liabilities

	Cash collateral		Cash collateral
	on securities	Repurchase	on securities	Repurchase
	lent	agreements	lent	agreements
CHF million	31.12.03	31.12.03	31.12.02	31.12.02

By counterparty:
Banks	39,587	263,905	29,748	200,904
Customers	13,691	151,958	7,122	165,954

Total	53,278	415,863	36,870	366,858

Under reverse repurchase and securities borrowing arrangements, the Group obtains securities on terms which permit it to repledge or resell the securities to others. Amounts on such terms as at 31 December 2003 and 31 December 2002 were as follows:

CHF million	31.12.03	31.12.02

Securities received under reverse repurchase and /or securities borrowing arrangements which can be repledged or resold	827,602	641,341

thereof repledged /transferred to others in connection with financing activities or to satisfy commitments under short sale transactions	593,049	530,188

Financial Statements
Notes to the Financial Statements

Note 11 Trading Portfolio

The Group trades money market paper, debt and equity instruments, loans, precious metals and derivatives to meet the financial needs of its customers and to generate revenue. Note 23 provides a description of the various classes of derivatives together with the related notional amounts, while Note 10 provides further details about cash collateral on securities borrowed and lent and repurchase and reverse repurchase agreements.

CHF million	31.12.03	31.12.02

Trading portfolio assets
Money market paper	40,003	45,310

thereof pledged as collateral with central banks	6,208	10,475

Debt instruments
Swiss government and government agencies	1,011	1,140
US Treasury and government agencies	92,250	71,884
Other government agencies	69,755	50,296
Corporate listed	152,413	73,268
Other unlisted	8,457	39,613

Total	323,886	236,201

thereof pledged as collateral	130,093	132,221
thereof can be repledged or resold by the counterparty	104,402	92,460

Equity instruments
Listed	64,116	66,150
Unlisted	10,507	4,841

Total	74,623	70,991

thereof pledged as collateral	16,426	18,614
thereof can be repledged or resold by the counterparty	16,357	17,905

Traded loans	12,650	11,533

Precious metals	10,610	7,401

Total trading portfolio assets	461,772	371,436

Trading portfolio liabilities

Debt instruments
Swiss government and government agencies	586	1,807
US Treasury and government agencies	52,377	38,327
Other government agencies	38,369	19,722
Corporate listed	13,537	14,177
Other unlisted	10,851	8,296

Total	115,720	82,329

Equity instruments	28,237	24,124

Total trading portfolio liabilities	143,957	106,453

Note 12 Financial Investments (available-for-sale)

CHF million	31.12.03	31.12.02

Money market paper	596	873

Other debt instruments
Listed	189	290
Unlisted	72	885

Total	261	1,175

Equity investments
Listed	387	596
Unlisted	630	1,443

Total	1,017	2,039

Private equity investments	3,265	4,304

Total financial investments	5,139	8,391

thereof eligible for discount at central banks	196	261

Financial Statements
Notes to the Financial Statements

Note 12 Financial Investments (available-for-sale) (continued)

The following tables show the unrealized gains and losses not recognized in the income statement for the years 2003 and 2002:

		Unrealized gains / losses not recognized in the income statement
CHF million	Fair value	Gross gains	Gross losses	Net, before tax	Tax effect	Net, after tax

31 December 2003
Money market paper	596	0	0	0	0	0
Debt securities issued by the Swiss national government and agencies	14	2	0	2	0	2
Debt securities issued by Swiss local governments	25	0	0	0	0	0
Debt securities issued by US Treasury and agencies	0	0	0	0	0	0
Debt securities issued by foreign governments and official institutions	54	0	0	0	0	0
Corporate debt securities	156	3	8	(5)	1	(6)
Mortgage-backed securities	0	0	0	0	0	0
Other debt securities	12	0	0	0	0	0
Equity securities	1,017	296	7	289	58	231
Private equity investments	3,265	781	216	565	0	565

Total	5,139	1,082	231	851	59	792

		Unrealized gains / losses not recognized in the income statement
CHF million	Fair value	Gross gains	Gross losses	Net, before tax	Tax effect	Net, after tax

31 December 2002
Money market paper	873	0	0	0	0	0
Debt securities issued by the Swiss national government and agencies	16	1	0	1	0	1
Debt securities issued by Swiss local governments	42	2	0	2	0	2
Debt securities issued by US Treasury and agencies	0	0	0	0	0	0
Debt securities issued by foreign governments and official institutions	81	1	0	1	0	1
Corporate debt securities	964	7	0	7	1	6
Mortgage-backed securities	23	1	0	1	0	1
Other debt securities	49	1	1	0	0	0
Equity securities	2,039	335	31	304	82	222
Private equity investments	4,304	966	223	743	30	713

Total	8,391	1,314	255	1,059	113	946

Note 12 Financial Investments (available-for-sale) (continued)

The unrealized losses not recognized in the income statement are considered to be temporary on the basis that the investments are intended to be held for a period of time sufficient to recover their cost, and UBS believes that the evidence indicating that the cost of the investments should be recoverable within a reasonable period of time outweighs the evidence to the contrary. This includes the nature of the investments, valuations and research undertaken by UBS, the current outlook for each investment, offers under negotiation at favourable prices, the duration of the unrealized losses, and the relationship of unrealized losses with unrealized gains on other investments.

     The following table shows the duration of unrealized losses not recognized in the income statement for the year ended 2003:

	Fair Value			Unrealized Losses
	Investments	Investments		Investments	Investments
	with unrealized	with unrealized		with unrealized	with unrealized
	loss less than	loss more than		loss less than	loss more than
CHF million	12 months	12 months	Total	12 months	12 months	Total

31 December 2003
Money market paper	0	0	0	0	0	0
Debt securities issued by the Swiss national government and agencies	0	0	0	0	0	0
Debt securities issued by Swiss local governments	0	0	0	0	0	0
Debt securities issued by US Treasury and agencies	0	0	0	0	0	0
Debt securities issued by foreign governments and official institutions	0	0	0	0	0	0
Corporate debt securities	0	0	0	8	0	8
Mortgage-backed securities	0	0	0	0	0	0
Other debt securities	0	0	0	0	0	0
Equity securities	6	44	50	3	4	7
Private equity investments	98	359	457	86	130	216

Total	104	403	507	97	134	231

Contractual maturities of the investments in debt instruments1

	Within 1 year		1-5 years		5-10 years		Over 10 years
CHF million, except percentages	Amount	Yield (%)	Amount	Yield (%)	Amount	Yield (%)	Amount	Yield (%)

31 December 2003
Swiss national government and agencies	3	6.61	4	2.92	6	3.80	1	4.00
Swiss local governments	5	3.90	20	2.01	0	0.00	0	0.00
Foreign governments and official institutions	45	1.89	9	1.49	0	0.00	0	0.00
Corporate debt securities	81	1.09	68	3.53	7	7.38	0	0.00
Mortgage-backed securities	0	0.00	0	0.00	0	0.00	0	0.00
Other debt securities	4	0.00	8	0.00	0	0.00	0	0.00

Total fair value	138		109		13		1

1 Money market papers have contractual maturities of less than one year.

Proceeds from sales and maturities of investment securities available for sale, excluding private equity, were as follows:

CHF million	31.12.03	31.12.02

Proceeds	1379	1,820
Gross realized gains	112	479
Gross realized losses	(23)	(21)

Notes to the Financial Statements
Financial Statements

Note 13 Investments in Associates

CHF million	31.12.03	31.12.02

Carrying amount at the beginning of the year	705	697
Additions	1,232	51
Disposals	(285)[1]	(1)
Income	123	24
Write-offs	0	(17)
Dividend paid	(30)	(44)
Foreign currency translation	(129)	(5)

Carrying amount at the end of the year	1,616	705

1 CHF 123 million of the amount in disposals has been transferred to financial investments (available-for-sale) or relates to investments which have been fully consolidated at 31 December 2003.

Note 14 Property and Equipment

					Other
			Leasehold	IT, software	machines
	Own-used	Investment	improve-	and com-	and	Projects in
CHF million	properties	properties [1]	ments	munication	equipment	progress	31.12.03	31.12.02

Historical cost
Balance at the beginning of the year	9,307	560	1,312	4,105	2,432	234	17,950	19,479
Additions	297	5	83	674	120	178	1,357	1,763
Additions from acquired companies	3	0	14	3	4	0	24	0
Disposals / write-offs[2]	(118)	(89)	(59)	(720)	(126)	(7)	(1,119)	(2,588)
Reclassifications	(46)	(257)	1,257	313	(928)	(125)	214	14
Foreign currency translation	(35)	(1)	(62)	(134)	(77)	0	(309)	(718)
Balance at the end of the year	9,408	218	2,545	4,241	1,425	280	18,117	17,950

Accumulated depreciation
Balance at the beginning of the year	4,210	211	757	3,240	1,663	0	10,081	10,784
Depreciation	221	14	184	859	86	0	1,364	1,521
Disposals / write-offs[2]	(114)	(60)	(50)	(709)	(63)	0	(996)	(1,786)
Reclassifications	49	(145)	715	61	(499)	4	185	35
Foreign currency translation	(1)	0	(36)	(117)	(22)	0	(176)	(473)
Balance at the end of the year	4,365	20	1,570	3,334	1,165	4	10,458	10,081

Net book value at the end of the year[3]	5,043	198	975	907	260	276	7,659	7,869

1 The fair value of Investment properties was CHF 236 million at 31 December 2003 and CHF 539 million at 31 December 2002.  2 Includes write-offs of fully depreciated assets. 3 Fire insurance value of property and equipment is CHF 14,021 million (2002: CHF 14,221 million).

Note 15 Goodwill and Other Intangible Assets

	Goodwill	Other intangible assets
			Customer
			relation-
		Infra-	ships
CHF million	Total	structure	and other	Total	31.12.03	31.12.02

Historical cost
Balance at the beginning of the year	13,957	1,069	1,996	3,065	17,022	21,792
Additions and reallocations	241	0	99	99	340	290
Disposals and other reductions	(368)	0	(3)	(3)	(371)	(115)
Write-offs [1]	(508)	0	0	0	(508)	(1,350)
Foreign currency translation	(1,290)	(111)	(177)	(288)	(1,578)	(3,595)
Balance at the end of the year	12,032	958	1,915	2,873	14,905	17,022

Accumulated amortization
Balance at the beginning of the year	2,776	116	434	550	3,326	2,707
Amortization	756	52	135	187	943	2,460
Disposals	(68)	0	(2)	(2)	(70)	(28)
Write-offs [1]	(508)	0	0	0	(508)	(1,350)
Foreign currency translation	(272)	(16)	(27)	(43)	(315)	(463)
Balance at the end of the year	2,684	152	540	692	3,376	3,326

Net book value at the end of the year	9,348	806	1,375	2,181	11,529	13,696

1 Represents write-offs of fully amortized goodwill and other intangible assets.

The following table presents the disclosure of goodwill and other intangible assets by Business Group for the year ended 31 December 2003.

	Balance	Additions	Disposals
	at the	and	and		Foreign	Balance
	beginning	reallo-	other	Amorti-	currency	at the end
CHF million	of the year	cations [1]	reductions	zation	translation	of the year

Goodwill
Wealth Management & Business Banking	1,003	(10)	(4)	(54)	(98)	837
Global Asset Management	2,185	(525)	(1)	(152)	(106)	1,401
Investment Bank	3,793	218	(16)	(251)	(372)	3,372
Wealth Management USA	4,199	(1)	(270)	(220)	(393)	3,315
Corporate Center	1	559	(9)	(79)	(49)	423

UBS	11,181	241	(300)	(756)	(1,018)	9,348

Other Intangible Assets
Wealth Management & Business Banking	33	(8)	0	(21)	0	4
Global Asset Management	1	0	0	(1)	0	0
Investment Bank	278	99	0	(27)	(26)	324
Wealth Management USA	2,134	0	0	(116)	(213)	1,805
Corporate Center	69	8	(1)	(22)	(6)	48

UBS	2,515	99	(1)	(187)	(245)	2,181

1 Includes amounts reallocated due to the transfer of Private Banks & GAM to Corporate Center.

For further information about disclosure by Business Group, including the amortization of goodwill and other intangible assets of previous years, please see Note 2a: Segment Reporting by Business Group.

Financial Statements
Notes to the Financial Statements

Note 15 Goodwill and Other Intangible Assets (continued)

The estimated, aggregated amortization expenses for Goodwill and Other intangible assets are as follows:

		Other
CHF million	Goodwill	intangible assets	Total

Estimated, aggregated amortization expenses for:
2004	709	162	871
2005	704	159	863
2006	695	146	841
2007	668	139	807
2008	588	138	726
2009 and thereafter	5,984	1,437	7,421

Total	9,348	2,181	11,529

If the IASB issues in 2004 a final standard following ED3 Business Combinations, as proposed, goodwill amortization will cease as of 1 January 2005.

Note 16 Other Assets

CHF million	Note	31.12.03	31.12.02

Deferred tax assets	21	2,276	2,800
Settlement and clearing accounts		2,874	1,449
VAT and other tax receivables		338	436
Prepaid pension costs		862	250
Properties held for resale		754	1,071
Receivables under life insurance policies		13,544	0
Other receivables		4,811	2,946

Total other assets		25,459	8,952

Balance Sheet: Liabilities

Note 17 Due to Banks and Customers

CHF million	31.12.03	31.12.02

Due to banks	127,153	83,178

Due to customers in savings and investment accounts	94,914	76,884
Other amounts due to customers	252,444	229,992

Total due to customers	347,358	306,876

Total due to banks and customers	474,511	390,054

Note 18 Debt Issued

The Group issues both CHF and non-CHF denominated fixed and floating rate debt. Floating rate debt generally pays interest based on the three-month or six-month London Interbank Offered Rate (LIBOR).

     Subordinated debt securities are unsecured obligations of the Group and are subordinated in right of payment to all present and future senior indebtedness and certain other obligations of the Group. At 31 December 2003 and 31 December 2002, the Group had CHF 8,014 million and CHF 9,933 million, respectively, in subordinated debt. Subordinated debt usually pays interest annually and provides for single principal payments upon maturity. At 31 December 2003 and 31 December 2002, the Group had CHF 54,108 million and CHF 46,678 million, respectively, in unsubordinated debt (excluding money market paper).
     The Group issues debt with returns linked to equity, interest rates, foreign exchange and credit instruments or indices. As described in Note 1r),

derivatives embedded in these instruments are separated from the host debt contract and reported as stand-alone derivatives. The amount recorded within Debt Issued represents the host contract after the separation of the embedded derivative. At 31 December 2003 and 31 December 2002, the Group had CHF 427 million and CHF 1,389 million, respectively, in bonds with attached warrants on UBS shares outstanding. At year end 2003 all warrants related to those bonds have expired.

     In addition, the Group uses interest rate and foreign exchange derivatives to manage the risks inherent in certain debt issues. In the case of interest rate risk management, the Group applies hedge accounting as discussed in Note 1 - Summary of Significant Accounting Policies and Note 23 - Derivative Instruments. As a result of applying hedge accounting, the carrying value of debt issued is CHF 610 million higher reflecting changes in fair value due to interest rate movements.

Financial Statements
Notes to the Financial Statements

Note 18 Debt Issued (continued)

CHF million	31.12.03	31.12.02

Short-term debt: Money market paper issued	58,115	72,800
Long-term debt:
Bonds
Senior	51,324	41,939
Subordinated	8,014	9,933
Shares in bond issues of the Swiss Regional or Cantonal Banks’ Central Bond Institutions	210	517
Medium-term notes	2,574	4,222

Subtotal long-term debt	62,122	56,611

Total debt issued	120,237	129,411

The following table shows the split between fixed and floating rate debt issues based on the contractual terms. However, it should be noted that the Group uses interest rate swaps to hedge many of the fixed rate debt issues which changes their re-pricing characteristics into that of floating rate debt.

Contractual maturity dates								Total
CHF million, except where indicated	2004	2005	2006	2007	2008	2009-2013	Thereafter	31.12.03

UBS AG Parent Bank
Senior debt
Fixed rate	28,981	4,299	5,958	4,419	3,702	1,446	377	49,182
Interest rates (range in %)	0.00-20.00	0.00-19.00	0.00-16.50	0.00-11.00	0.00-20.00	0.00-13.50	0.00-8.50
Floating rate	65	339	138	179	791	2,236	7,941	11,689
Subordinated debt
Fixed rate	1,036	1,505	1,772	1,430	0	525	1,199	7,467
Interest rates (range in %)	4.25-7.38	4.00-8.75	4.25-7.25	5.75-8.00		5.88	0.00-8.75
Floating rate	0	0	0	0	0	0	506	506

Subtotal	30,082	6,143	7,868	6,028	4,493	4,207	10,023	68,844

Subsidiaries
Senior debt
Fixed rate	35,336	535	2,377	1,237	2,712	1,135	247	43,579
Interest rates (range in %)	0.00-10.00	0.00-10.00	0.00-10.00	0.00-10.00	0.00-10.00	0.00-35.00	0.00-20.00
Floating rate	199	592	1,360	25	236	1,689	3,672	7,773
Subordinated debt
Fixed rate	23	0	0	0	0	0	18	41
Interest rates (range in %)	6.90-8.06						9.00
Floating rate	0	0	0	0	0	0	0	0

Subtotal	35,558	1,127	3,737	1,262	2,948	2,824	3,937	51,393

Total	65,640	7,270	11,605	7,290	7,441	7,031	13,960	120,237

The table above indicates fixed interest rates coupons ranging from 0 up to 35 percent on the Group’s bonds. These high or low coupons generally relate to structured debt issues prior to the separation of embedded derivatives. As a result, the stated interest rate on such debt issues generally does not reflect the effective interest rate the Group is paying to service its debt after the embedded derivative has been separated and, where applicable, the application of hedge accounting.

Note 19 Other Liabilities

CHF million	Note	31.12.03	31.12.02

Provisions	20	1,361	1,375
Provision for commitments and contingent liabilities	9b	290	366
Current tax liabilities		1,754	2,079
Deferred tax liabilities	21	2,214	2,239
VAT and other tax payables		544	613
Settlement and clearing account		2,608	1,354
Obligations under life insurance policies		13,544	0
Other payables		9,001	4,313

Total other liabilities		31,316	12,339

Note 20 Provisions

			Total	Total
CHF million	Operational	Litigation	31.12.03	31.12.02

Balance at the beginning of the year	721	654	1,375	1,748
New provisions charged to income	136	194	330	688
Capitalized reinstatement costs	155		155
Recoveries	17	23	40	25
Provisions applied	(135)	(317)	(452)	(902)
Reclassifications	4	(4)	0	0
Foreign currency translation	(43)	(44)	(87)	(184)

Balance at the end of the year	855	506	1,361	1,375

Note 21 Income Taxes

CHF million
For the year ended	31.12.03	31.12.02	31.12.01

Domestic
Current	810	938	563
Deferred	143	(32)	231
Foreign
Current	294	249	546
Deferred	371	(477)	61

Total income tax expense	1,618	678	1,401

The Group made net tax payments, including domestic and foreign taxes, of CHF 1,104 million, CHF 572 million and CHF 1,742 million for the full years of 2003, 2002 and 2001, respectively.

Financial Statements
Notes to the Financial Statements

Note 21 Income Taxes (continued)

The components of operating profit before tax, and the differences between income tax expense reflected in the financial statements and the amounts calculated at the Swiss statutory rate are as follows:

CHF million
For the year ended	31.12.03	31.12.02	31.12.01

Operating profit before tax	8,348	4,544	6,718
Domestic	5,491	6,510	5,565
Foreign	2,857	(1,966)	1,153

Income taxes at Swiss statutory rate of 24% in 2003 and 25% in 2002 and 2001, respectively	2,004	1,136	1,680
Increase / (decrease) resulting from:
Applicable tax rates differing from Swiss statutory rate	(250)	(341)	(239)
Tax losses not recognized	42	51	77
Previously unrecorded tax losses now recognized	(291)	(349)	(630)
Lower taxed income	(366)	(378)	(499)
Non-deductible goodwill amortization	386	291	429
Other non-deductible expenses	186	301	134
Adjustments related to prior years and other	(191)	(122)	371
Change in deferred tax valuation allowance	98	89	78

Income tax expense	1,618	678	1,401

Significant components of the Group’s gross deferred income tax assets and liabilities are as follows:

CHF million	31.12.03	31.12.02

Deferred tax assets
Compensation and benefits	1,538	1,559
Allowance for credit losses	4	84
Net operating loss carry forwards	2,626	2,883
Trading assets	306	330
Other	685	779

Total	5,159	5,635
Valuation allowance	(2,883)	(2,835)

Net deferred tax assets	2,276	2,800

Deferred tax liabilities
Property and equipment	307	412
Investments	388	430
Other provisions	401	470
Trading assets	348	182
Other	770	745

Total deferred tax liabilities	2,214	2,239

The change in the balance of net deferred tax assets and deferred tax liabilities does not equal the deferred tax expense in those years. This is due to the effect of foreign currency rate changes on tax assets and liabilities denominated in currencies other than CHF.

Note 21 Income Taxes (continued)

Certain foreign branches and subsidiaries of the Group have deferred tax assets related to net operating loss carry forwards and other items. Due to realization of these assets being uncertain, the Group has established valuation allowances of CHF 2,883 million (CHF 2,835 million at 31 December 2002). For companies that suffered tax losses in either the current or preceding year an amount of CHF 542 million (CHF 947 million at 31 December 2002) has been recognized as deferred tax assets based on expectations that sufficient taxable income will be generated in future years to utilize the tax loss carry forwards.

     The Group provides deferred income taxes on undistributed earnings of non-Swiss subsidiaries except to the extent that such earnings are indefinitely invested. In the event these earnings were distributed, additional taxes of approximately CHF 25 million would be due.
     At 31 December 2003 net operating loss carry forwards totaling CHF 6,989 million (not recognized as a deferred tax asset) are available to reduce future taxable income of certain branches and subsidiaries.

The carry forwards expire as follows:	31.12.03

Within 1 year	97
From 2 to 4 years	469
After 4 years	6,423

Total	6,989

Note 22 Minority Interests

CHF million	31.12.03	31.12.02

Balance at the beginning of the year	3,529	4,112
Issuance of trust preferred securities	372	0
Other increases	573	172
Decreases and dividend payments	(357)	(377)
Foreign currency translation	(389)	(709)
Minority interest in net profit	345	331

Balance at the end of the year	4,073	3,529

Financial Statements
Notes to the Financial Statements

Note 23 Derivative Instruments

Type of derivatives

The Group uses the following derivative financial instruments for both trading and hedging purposes:
     Swaps are transactions in which two parties exchange cash flows on a specified notional amount for a predetermined period. The major types of swap transactions undertaken by the Group are as follows:
–	Interest rate swap contracts generally entail the contractual exchange of fixed and floating rate interest payments in a single currency, based on a notional amount and an interest reference rate.
–
Cross currency swaps involve the exchange of interest payments based on two different currency principal balances and interest reference rates and generally also entail exchange of principal amounts at the start and / or end of the contract.

–
Credit default swaps (CDS) are the most common form of credit derivative, under which the party buying protection makes one or more payments to the party selling protection during the life of the swap in exchange for an undertaking by the seller to make a payment to the buyer following a credit event, as defined in the contract, with respect to a third party. Settlement following a credit event may be a cash amount, or cash in return for physical delivery of one or more deliverable obligations of the credit entity, as defined in the contract, and is made regardless of whether the protection buyer has suffered a loss. After a credit event and settlement, the contract is terminated.

–
Total Rate of Return Swaps give the total return receiver exposure to all of the cash flow and economic benefits and risks of an underlying security without actually owning the security, while the total return payer has a synthetic short position in the underlying reference security.

Forwards and futures are contractual obligations to buy or sell financial instruments or commodities on a future date at a specified price. Forward contracts are tailor-made agreements that are transacted between counterparties in the over-

the-counter (OTC) market, whereas futures are standardized contracts transacted on regulated exchanges.

     Options are contractual agreements under which the seller (writer) grants the purchaser the right, but not the obligation, either to buy (call option) or to sell (put option) by or at a set date, a specified amount of a financial instrument or commodity at a predetermined price. The seller receives a premium from the purchaser for this right. Options may be traded OTC or on a regulated exchange.

Derivatives transacted for trading purposes

Most of the Group’s derivative transactions relate to sales and trading activities. Sales activities include the structuring and marketing of derivative products to customers at competitive prices to enable them to take, transfer, modify or reduce current or expected risks. Trading includes market-making, positioning and arbitrage activities: market-making involves quoting bid and offer prices to other market participants with the intention of generating revenues based on spread and volume; positioning means managing market risk positions with the expectation of profiting from favorable movements in prices, rates or indices; arbitrage activities involve identifying and profiting from price differentials between markets and products.

Derivatives transacted for hedging purposes

The Group enters into derivative transactions which are designated and qualify as either fair value or cash flow hedges for recognized assets or liabilities or forecast transactions. It also enters into derivative transactions which provide economic hedges for risk exposures but do not meet the accounting requirements for hedge accounting treatment. As stated in Note 1, Summary of Significant Accounting Policies, part v) Derivative instruments and hedging, the Group uses CDSs as economic hedges for credit risk exposures in the loan and traded product portfolios but cannot apply hedge accounting to such positions. Gains or losses on these CDSs have therefore been recorded in trading income.

Derivatives designated and accounted
for as hedging instruments

The Group’s accounting policies for derivatives designated and accounted for as hedging instruments are explained in Note 1 v) where terms used in the following sections are explained.

Fair value hedges

The Group’s fair value hedges principally consist of interest rate swaps that are used to protect against changes in the fair value of fixed-rate long-term debt due to changes in market interest rates. For the year ended 31 December 2003, the Group recognized a net gain of CHF 21 million (reported as Net trading income in the Financial Statements), which represents the ineffective portion of fair value hedges.
     As at 31 December 2003, the fair value of outstanding derivatives designated as fair value hedges was a CHF 797 million net positive replacement value.

Cash flow hedges of individual variable
rate assets and liabilities

The Group uses interest rate swaps to protect against changes in cash flows of certain variable rate debt issues. During the year ended 31 December 2003, all hedged financial instruments have matured and there has been no material gain or loss associated with ineffective portions of the cash flow hedges.
     Gains and losses on derivative contracts designated as cash flow hedges are initially recorded in Shareholders’ equity but are reclassified to current period earnings when the hedged cash flows occur, as explained in Note 1, v) Derivative instruments and hedging.

Cash flow hedges of forecast transactions

The Group applies hedge accounting for its non-trading interest rate risk in major currencies by analyzing expected cash flows on an enterprise basis. The objective is to protect against changes in future interest cash flows resulting from the impact of changes in market interest rates on the reinvestment or reborrowing of current balances and expected future cash flows. The Group accumulates information about financial assets and liabilities, and thereby estimates and aggregates the amounts and timing of future period cash flows, based on the contractual terms of instruments and other factors including estimates of prepayments and defaults. The aggregate cash flows form the basis for identifying the non-trading interest rate risk of the Group, which is hedged with interest rate swaps, which extend over a twenty-three-year period.
     The schedule of forecast principal cash flows as at 31 December 2003 is as follows.

CHF billion	< 1 year	1–3 years	3–5 years	5–10 years	over 10 years

Cash inflows (Assets)	170	261	181	191	16
Cash outflows (Liabilities)	148	250	183	287	167

Net cash flows	22	11	(2)	(96)	(151)

Financial Statements
Notes to the Financial Statements

Gains and losses on derivatives designated as cash flow hedges of forecast transactions are initially recorded in Shareholders’ equity as Gains / losses not recognized in the income statement and transferred to current period earnings when the forecast cash flows affect net profit or loss. As at 31 December 2003, the fair value of outstanding derivatives designated as cash flow hedges of forecast transactions was a CHF 871 million net negative replacement value. During the year, certain CHF hedging interest rate swaps with a positive replacement value of CHF 867 million were terminated. At this year-end, the unrecognized income of CHF 805 million associated with swaps has remained deferred in shareholders’ equity to be removed from the equity when the underlying previously hedged cash flows impact net profit or loss. Amounts reclassified from Gains / losses not recognized in the income statement to current period earnings due to discontinuation of hedge accounting were CHF 7 million net gain which is recorded in net interest income.

Notional amounts and replacement values

The following table provides the notional amounts and the positive and negative replacement values of the Group’s derivative transactions.
     The notional amount is a derivative’s underlying contract amount and is the basis upon which changes in the value of derivatives are measured. It provides an indication of the underlying volume of business transacted by the Group but does not provide any measure of risk.
     The majority of derivatives are negotiated as to amount, tenor and price, between the bank and its counterparty, whether other professionals or customers (OTC). The rest are standardized in terms of their amounts and settlement dates and are bought and sold in organized markets (exchange traded).
     Positive replacement value represents the cost to the Group of replacing all transactions with a fair value in the Group’s favor if all the relevant counterparties of the Group were to default at the same time, and transactions could be replaced instantaneously. Negative replacement value is the cost to the Group’s counterparties of replacing all their transactions with the Group where the fair value is in their favor if the Group were to default. The total positive and negative replacement values are included in the balance sheet separately. For internal credit risk measurement the potential evolution of the value of the portfolio of trades with each counterparty is also modeled over its life (potential future exposure), taking into account legally enforceable close-out netting agreements where applicable (see below).

Credit mitigation

The Group seeks, wherever possible, to enter into master netting agreements with OTC derivative counterparties. Where the Group has such an agreement and it has a legal opinion that it is enforceable by UBS in the event of insolvency of the counterparty, positive and negative replacement values of transactions covered by the agreement are netted and a single payable or receivable amount is included in the balance sheet. The impact of master netting agreements as at 31 December 2003 is to reduce positive and negative replacement values on OTC derivative instruments by approximately CHF 165 billion. The impact can change substantially over short periods of time, because the exposure is affected by each transaction subject to the arrangement.
     In line with general market trends, the Group has also entered into bilateral collateral agreements with major market participants to mitigate the potential concentrations of exposure arising from industry consolidation and the continuing increase in volumes of OTC derivatives traded. The figures in the tables do not, however, reflect the risk-mitigating effects of such collateral agreements.

Note 23 Derivative Instruments (continued)

As at 31 December 2003	Term to maturity										Total
											notional
	Within 3 months		3–12 months		1–5 years		over 5 years		Total	Total	amount
CHF million	PRV[1]	NRV[2]	PRV	NRV	PRV	NRV	PRV	NRV	PRV	NRV	CHF bn

Interest rate contracts
Over the counter (OTC) contracts
Forward contracts	423	588	258	312	71	130	6	4	758	1,034	1,128.4
Swaps	3,831	4,388	9,715	9,918	66,959	65,074	52,019	50,517	132,524	129,897	8,064.4
Options	464	977	868	992	4,579	5,967	4,223	5,334	10,134	13,270	815.4

Exchange-traded contracts[3]
Futures											243.7
Options	7	9	2	8					9	17	63.4

Total	4,725	5,962	10,843	11,230	71,609	71,171	56,248	55,855	143,425	144,218	10,315.3

Credit derivative contracts
Over the counter (OTC) contracts
Credit default swaps	109	102	39	61	3,443	3,537	2,105	1,880	5,696	5,580	289.3
Total rate of return swaps	27	2	29	576	197	470	112	305	365	1,353	12.0

Total	136	104	68	637	3,640	4,007	2,217	2,185	6,061	6,933	301.3

Foreign exchange contracts
Over the counter (OTC) contracts
Forward contracts	3,045	3,879	1,978	2,573	161	317	15	12	5,199	6,781	298.4
Interest and currency swaps	24,929	25,242	14,258	12,428	17,804	14,394	6,002	5,250	62,993	57,314	2,254.4
Options	3,232	3,348	3,211	2,550	360	356	9	1	6,812	6,255	576.8

Exchange-traded contracts[3]
Futures											5.0
Options	3	3	119	116					122	119	13.2

Total	31,209	32,472	19,566	17,667	18,325	15,067	6,026	5,263	75,126	70,469	3,147.8

Precious metals contracts
Over the counter (OTC) contracts
Forward contracts	246	247	377	306	333	270	18	23	974	846	15.9
Options	304	193	308	386	668	629	116	54	1,396	1,262	35.1

Exchange-traded contracts[3]
Futures											1.1
Options	9	40	21	63	3	4			33	107	2.3

Total	559	480	706	755	1,004	903	134	77	2,403	2,215	54.4

Equity / Index contracts
Over the counter (OTC) contracts
Forward contracts	510	529	760	583	923	449	1,408	500	3,601	2,061	57.9
Options	1,843	2,788	3,476	7,847	8,584	13,646	1,329	4,560	15,232	28,841	213.8

Exchange-traded contracts[3]
Futures											8.6
Options	708	858	892	1,363	886	768	54	117	2,540	3,106	62.6

Total	3,061	4,175	5,128	9,793	10,393	14,863	2,791	5,177	21,373	34,008	342.9

Commodity contracts
Over the counter (OTC) contracts
Forward contracts	206	181	456	424	93	42			755	647	10.6
Options	168	153	73	53					241	206	1.6

Total	374	334	529	477	93	42	0	0	996	853	12.2

Total derivative instruments	40,064	43,527	36,840	40,559	105,064	106,053	67,416	68,557	249,384	258,696
Replacement value netting									165,050	165,050

Replacement values after netting									84,334	93,646

1 PRV: Positive replacement value.  2 NRV: Negative replacement value.  3 Exchange-traded products include proprietary trades only.

Financial Statements
Notes to the Financial Statements

Note 23 Derivative Instruments (continued)

As at 31 December 2002	Term to maturity										Total
											notional
	Within 3 months		3–12 months		1–5 years		over 5 years		Total	Total	amount
CHF million	PRV[1]	NRV[2]	PRV	NRV	PRV	NRV	PRV	NRV	PRV	NRV	CHF bn

Interest rate contracts
Over the counter (OTC) contracts
Forward contracts	3,785	4,127	93	121	141	333	33	8	4,052	4,589	1,517.3
Swaps	2,862	3,778	9,451	8,127	78,413	76,244	55,377	51,917	146,103	140,066	5,753.0
Options	338	706	1,143	1,488	4,216	5,484	3,905	4,464	9,602	12,142	663.2

Exchange-traded contracts[3]
Futures											40.3
Options	4	16		1					4	17	101.1

Total	6,989	8,627	10,687	9,737	82,770	82,061	59,315	56,389	159,761	156,814	8,074.9

Credit derivative contracts
Over the counter (OTC) contracts
Credit default swaps	2	7	95	504	1,636	2,740	2,852	958	4,585	4,209	164.6
Total rate of return swaps	15	21	194	782	2,308	1,726	162	35	2,679	2,564	14.5

Total	17	28	289	1,286	3,944	4,466	3,014	993	7,264	6,773	179.1

Foreign exchange contracts
Over the counter (OTC) contracts
Forward contracts	2,406	3,100	1,005	1,732	232	270	11	1	3,654	5,103	252.0
Interest and currency swaps	21,561	20,641	8,962	10,292	8,627	8,907	3,360	3,990	42,510	43,830	1,843.1
Options	2,223	2,219	1,681	1,636	361	312	7		4,272	4,167	500.8

Exchange-traded contracts[3]
Futures											0.0
Options		1	1						1	1	0.1

Total	26,190	25,961	11,649	13,660	9,220	9,489	3,378	3,991	50,437	53,101	2,596.0

Precious metals contracts
Over the counter (OTC) contracts
Forward contracts	329	231	235	257	150	121	9	8	723	617	18.0
Options	205	217	325	289	407	373	86	63	1,023	942	38.6

Exchange-traded contracts[3]
Futures											0.0
Options		1		1		4			0	6	0.2

Total	534	449	560	547	557	498	95	71	1,746	1,565	56.8

Equity / Index contracts
Over the counter (OTC) contracts
Forward contracts	5,393	1,406	583	512	917	205	124	219	7,017	2,342	33.2
Options	8,676	12,441	2,515	3,496	6,650	7,125	403	794	18,244	23,856	99.3

Exchange-traded contracts[3]
Futures											7.4
Options	861	246	316	247	443	338			1,620	831	7.5

Total	14,930	14,093	3,414	4,255	8,010	7,668	527	1,013	26,881	27,029	147.4

Commodity contracts
Over the counter (OTC) contracts
Forward contracts	5	3	2,629	2,670	346	304			2,980	2,977	24.9
Options									0	0	0.0

Total	5	3	2,629	2,670	346	304	0	0	2,980	2,977	24.9

Total derivative instruments	48,665	49,161	29,228	32,155	104,847	104,486	66,329	62,457	249,069	248,259
Replacement value netting									166,977	166,977

Replacement values after netting									82,092	81,282

1 PRV: Positive replacement value.  2 NRV: Negative replacement value.  3 Exchange-traded products include proprietary trades only.

Off-Balance Sheet Information

Note 24 Fiduciary Transactions

Fiduciary placement represents funds which customers have instructed the Group to place in foreign banks. The Group is not liable to the customer for any default by the foreign bank nor do creditors of the Group have a claim on the assets placed.

CHF million	31.12.03	31.12.02

Placements with third parties	37,851	43,440
Fiduciary credits and other fiduciary financial transactions	74	774

Total fiduciary transactions	37,925	44,214

The Group also acts in its own name as trustee or in fiduciary capacities for the account of third parties. The assets managed in such capacities are not reported on the balance sheet unless they are invested with UBS. UBS earns commission and fee income from such transactions and assets. These activities potentially expose UBS to liability risks in cases of gross negligence with regard to non-compliance with its fiduciary and contractual duties. The risks associated with this business are covered by the standard UBS risk framework.

Note 25 Commitments and Contingent Liabilities

The Group utilizes various lending-related financial instruments in order to meet the financial needs of its customers. The Group issues commitments to extend credit, standby and other letters of credit, guarantees, commitments to enter into repurchase agreements, note issuance facilities and revolving underwriting facilities. Guarantees represent irrevocable assurances, subject to the satisfaction of certain conditions, that the Group will make payment in the event that the customer fails to fulfill its obligation to third parties. The Group also enters into commitments to extend credit in the form of credit lines which are available to secure the liquidity needs of its customers, but not yet drawn upon by them, the majority of which range in maturity from 1 month to 5 years.

     The contractual amount of these instruments is the maximum amount at risk for the Group if the customer fails to meet its obligations. The risk is similar to the risk involved in extending loan facilities and is monitored with the same risk control processes and specific credit risk policies. For the years ended 31 December 2003, 2002 and 2001 the Group recognized CHF 23 million expense recovery, CHF 13 million expense and CHF 25 million expense, respectively, in the income statement related to obligations incurred for contingencies and commitments.

     The Group generally enters into sub-participations to mitigate the risks from the Group’s commitments and contingencies. A sub-participation is an agreement with another party to fund a portion of the credit facility and to take a share of the loss in the event that the borrower fails to fulfill its obligations. The Group retains the contractual relationship with the borrower and the sub-participant has only an indirect relationship with the borrower. The Group will only enter into sub-participation agreements with banks whose rating is equal to or higher than that of the borrower.

Financial Statements
Notes to the Financial Statements

Note 25 Commitments and Contingent Liabilities (continued)

CHF million	31.12.03	31.12.02

Contingent liabilities
Credit guarantees and similar instruments[1]	10,832	11,522
Sub-participations	(765)	(650)

Total	10,067	10,872

Performance guarantees and similar instruments[2]	2,760	3,216
Sub-participations	(276)	(348)

Total	2,484	2,868

Irrevocable commitments under documentary credits	1,971	1,856
Sub-participations	(373)	(259)

Total	1,598	1,597

Gross contingent liabilities	15,563	16,594
Sub-participations	(1,414)	(1,257)

Net contingent liabilities	14,149	15,337

Irrevocable commitments
Undrawn irrevocable credit facilities	46,623	39,306
Sub-participations	(235)	(446)

Total	46,388	38,860

Liabilities for calls on shares and other equities	337	21

Gross irrevocable commitments	46,960	39,327
Sub-participations	(235)	(446)

Net irrevocable commitments	46,725	38,881

Gross commitments and contingent liabilities	62,523	55,921
Sub-participations	(1,649)	(1,703)

Net commitments and contingent liabilities	60,874	54,218

1 Credit guarantees in the form of bills of exchange and other guarantees, including guarantees in the form of irrevocable letters of credit, endorsement liabilities from bills rediscounted, advance payment guarantees and similar facilities.  2 Bid bonds, performance bonds, builders’ guarantees, letters of indemnity, other performance guarantees in the form of irrevocable letters of credit and similar facilities.

	Mortgage	Other
CHF million	collateral	collateral	Unsecured	Total

Overview of collateral
Gross contingent liabilities	142	7,297	8,124	15,563
Gross irrevocable commitments	2,495	23,573	20,555	46,623
Liabilities for calls on shares and other equities			337	337

Total 31.12.2003	2,637	30,870	29,016	62,523

Total 31.12.2002	1,359	23,210	31,352	55,921

Other commitments

The Group enters into commitments to fund external private equity funds and investments, which typically expire within five years. The commitments themselves do not involve credit or market risk as the funds purchase investments at market value at the time the commitments are drawn. The maximum amount available to fund these investments at 31 December 2003 and 31 December 2002 was CHF 1,537 million and CHF 2,245 million, respectively.

Note 26 Operating Lease Commitments

At 31 December 2003, UBS was obligated under a number of non-cancellable operating leases for premises and equipment used primarily for banking purposes. The significant premises leases usually include renewal options and escalation clauses in line with general office rental market conditions as well as rent adjustments based on price indices. However, the lease agreements do not contain contingent rent payment clauses and purchase options. The leases also do not impose any restrictions on UBS’s ability to pay dividends, engage in debt financing transactions or enter into further lease agreements.

     Our minimum commitments for non-cancellable leases of premises and equipment are presented as follows:

CHF million	31.12.03

Operating leases due
2004	876
2005	770
2006	707
2007	632
2008	595
2009 and thereafter	3,992

Subtotal commitments for minimum payments under operating leases	7,572

Less: Sublease rentals under non-cancellable leases	645

Net commitments for minimum payments under operating leases	6,927

Operating expenses for the year ended 31 December 2003 include CHF 1,233 million of gross operating lease rentals which were reduced by CHF 43 million of sublease income. Operating expenses include CHF 1,193 million and CHF 1,092 million in respect of operating lease rentals for the years ended 31 December 2002 and 31 December 2001, respectively.

Financial Statements
Notes to the Financial Statements

Additional Information

Note 27 Pledged Assets

Assets are pledged as collateral for collateralized credit lines with central banks, loans from central mortgage institutions, deposit guarantees for savings banks, security deposits relating to stock exchange membership and mortgages on the Group’s property. The following table shows additional information about assets pledged or assigned as security for liabilities and assets subject to reservation of title for the years ended 31 December 2003 and 31 December 2002.

	Carrying	Related	Carrying	Related
	amount	liability	amount	liability
CHF million	31.12.03	31.12.03	31.12.02	31.12.02

Mortgage loans	428	209	808	506
Securities[1]	157,639	121,984	50,945	37,038
Property and equipment	0	0	129	33
Other	0	0	2	0

Total pledged assets	158,067	122,193	51,884	37,577

1 Amounts for 2003 include securities pledged in respect of securities lending and repurchase agreements: assets CHF 125,411 million and liabilities CHF 121,939 million.

Note 28 Litigation

Due to the nature of their business, the bank and other companies within the UBS Group are involved in various claims, disputes and legal proceedings, arising in the ordinary course of business. The Group makes provisions for such matters when, in the opinion of management and its professional advisors, it is probable that a payment will be made by the Group, and the amount can be reasonably estimated (see Note 20).

In respect of the further claims asserted against the Group of which management is aware (and which, according to the principles outlined above, have not been provided for), it is the opinion of the management that such claims are either without merit, can be successfully defended or will not have a material adverse effect on the Group’s financial condition, results of operations or liquidity.

Note 29 Financial Instruments Risk Position

This section presents information about UBS’s exposure to and its management and control of risks, in particular the primary risks associated with its use of financial instruments:
–	market risk is exposure to observable market variables such as interest rates, exchange rates and equity markets
–	credit risk is the risk of loss resulting from client or counterparty default and arises on credit exposure in all forms, including settlement risk

–
funding and liquidity risk is the risk that UBS is unable to meet its payment obligations when due, or that it is unable, on an ongoing basis, to borrow funds in the market on an unsecured, or even secured basis at an acceptable price to fund actual or proposed commitments.

   This section also presents and explains the Group’s regulatory capital position.

Note 29 Financial Instruments Risk Position

a) Market Risk

(a)(i) Overview

Market risk is the risk of loss arising from movements in observable market variables such as interest rates, exchange rates and equity markets. The risk of price movements on securities resulting from general credit and country risk factors and events specific to individual issuers is also considered market risk.
     Market risk is incurred in UBS primarily through trading activities, which are centered in the Investment Bank. It arises from market making, client facilitation and proprietary positions in equities, fixed income and interest rate products, foreign exchange and, to a lesser extent, precious metals and energy.
     Group Treasury assumes non-trading risk positions that arise from its balance sheet and capital management activities.
     Market risks arise, but to a much lesser extent, in other Business Groups primarily from the facilitation of customer business.
     Each Business Group has a Chief Risk Officer (CRO), reporting functionally to the Group CRO, responsible for independent risk control of market risk.
     Market risk measures are applied to all trading activities, to foreign exchange, precious metal and energy exposures wherever they arise, and to interest rate risk in the banking books of all business groups including Group Treasury and the independent private banks.
     The principal risk measures and controls on market risk are Value at Risk (VaR) and stress loss. VaR expresses the potential loss on the current portfolio from adverse market movements assuming a specified time horizon before positions can be adjusted (holding period), and measured to a specified level of confidence, based on historical market movements. Stress loss is assessed against a set of forward-looking scenarios using stress moves in market variables, which are regularly reviewed. Complementary controls are also applied, where appropriate, to prevent undue concentrations, taking into account varia-

tions in price volatility and market depth and liquidity. They include controls on exposure to individual market risk variables, such as individual interest or exchange rates, and positions in the securities of individual issuers (‘issuer risk’).

(a)(ii) Interest Rate Risk

Interest rate risk is the risk of loss resulting from changes in interest rates. It is controlled primarily through the limit structure described in (a) (i) above. Exposure to interest rate movements can be expressed for all interest rate sensitive positions, whether marked to market or subject to accrual accounting, as the impact on their fair values of a one basis point (0.01%) change in interest rates. This sensitivity, analyzed by time band, is set out below. Interest rate sensitivity is one of the inputs to the VaR model.
     It should be noted that, in management’s view, any representation of interest rate risk at a specific date offers only a snapshot of the risks taken, since both trading and non-trading positions can vary significantly on a daily basis, because they are actively managed. As such, it may not be representative of the level of risk at other times, either in general or in specific currencies or tenors. Furthermore, the presence in the portfolio of option products means that only limited inferences can be drawn about exposure to larger movements in interest rates.
     The table sets out the extent to which UBS was exposed to interest rate risk at 31 December 2003 and 2002. It shows the net impact of a one basis point (0.01%) increase in market interest rates across all time bands on the fair values of interest rate sensitive positions, including balance sheet assets and liabilities and derivatives. The impact of such an increase in interest rates depends on UBS’s net asset or net liability position in each category, currency and time band in the table. A negative amount in the table reflects a potential reduction in fair value, while a positive amount reflects a potential increase in fair value.

Financial Statements
Notes to the Financial Statements

Note 29 Financial Instruments Risk Position (continued)

a) Market Risk (continued)

Interest rate sensitivity position (continued)

		Interest rate sensitivity by time bands at 31.12.2003
CHF thousand		Within 1	1 to 3	3 to 12	1 to 5	Over 5
per basis point increase		month	months	months	years	years	Total

CHF	Trading	19	(185)	(6)	311	(91)	48
	Non-trading	(38)	(99)	(359)	(4,288)	(3,587)	(8,371)

USD	Trading	(17)	(690)	(638)	(941)	1,190	(1,096)
	Non-trading	50	(55)	(92)	(2,213)	(1,702)	(4,012)

EUR	Trading	(84)	(206)	398	(1,018)	649	(261)
	Non-trading	4	6	(21)	(131)	(196)	(338)

GBP	Trading	24	31	131	(736)	536	(14)
	Non-trading	0	(10)	(55)	(40)	481	376

JPY	Trading	59	(326)	(34)	410	(273)	(164)
	Non-trading	(4)	3	(1)	(5)	(2)	(9)

Others	Trading	(43)	22	80	(464)	335	(70)
	Non-trading	(1)	0	(6)	(1)	(3)	(11)

		Interest rate sensitivity by time bands at 31.12.2002
CHF thousand		Within 1	1 to 3	3 to 12	1 to 5	Over 5
per basis point increase		month	months	months	years	years	Total

CHF	Trading	(10)	211	(287)	(47)	(18)	(151)
	Non-trading	(42)	(153)	(365)	(6,504)	(5,119)	(12,183)

USD	Trading	(93)	(256)	(1,021)	(2,668)	2,445	(1,593)
	Non-trading	26	(82)	(72)	(927)	(230)	(1,285)

EUR	Trading	114	33	12	(1,387)	728	(500)
	Non-trading	(1)	10	(2)	(86)	(193)	(272)

GBP	Trading	(78)	200	(227)	(453)	(269)	(827)
	Non-trading	(1)	(6)	(39)	92	587	633

JPY	Trading	21	12	(502)	(249)	(204)	(922)
	Non-trading	0	1	0	18	(24)	(5)

Others	Trading	(46)	(61)	500	(54)	(286)	53
	Non-trading	0	0	(4)	(1)	(3)	(8)

Positions shown as ‘trading’ are those which contribute to market risk regulatory capital, i. e. those considered ‘trading book’ for regulatory capital purposes (see section d). ‘Non-trading’ includes all other interest rate sensitive assets and liabilities including derivatives designated as hedges for accounting purposes (as explained in Note 23). This distinction differs somewhat from the accounting classification of trading and non-trading assets and liabilities.

     Details of money market paper and debt instruments defined as trading portfolio for accounting purposes are included in Note 11 and of debt instruments defined as financial investments for accounting purposes in Note 12. Both contribute to the interest rate sensitivity shown in the table. Details of derivatives are shown in Note 23 but it should be noted that interest rate risk arises not only on interest rate contracts but also on other forwards, swaps and options, in particular on forward foreign exchange contracts.

Trading

The major part of this risk arises in the Investment Bank’s Fixed Income Rates and Currencies business.

Note 29 Financial Instruments Risk Position (continued)

a) Market Risk (continued)

Non-trading

Interest rate risk is inherent in many of UBS’s businesses and arises from factors such as differences in timing between contractual maturity or re-pricing of assets, liabilities and derivative instruments.
     Most non-trading interest rate risk is captured at the point of business origination and transferred to a risk management unit – primarily the Cash and Collateral Trading unit of the Investment Bank or Group Treasury – where it is managed within the market risk limits described in (a)(i). The margin risks embedded in retail products remain with, and are subject to additional analysis and control by, the originating business units.
     Many client products have no contractual maturity date or directly market-linked rate. Their interest rate risk is transferred on a pooled basis through “replication” portfolios – portfolios of revolving transactions between the originating business unit and Group Treasury at market rates designed to approximate their average cash flow and re-pricing behavior. The structure and parameters of the replication portfolios are set in accordance with long-term observations of market and client behavior, and are reviewed periodically. In response to both the extremely low domestic yield environment in Switzerland in 2002 and 2003 and the increased client demand for floating rate investment accounts, temporary adjustments deviating from long-term observations were made to the model that replicates client behavior.
     Interest rate risk also arises from balance sheet items such as the financing of bank property and investments in equity of associated companies, and the investment of the Group’s equity. The risk on these items is also transferred to Group Treasury, through replicating portfolios designed to approximate the desired investment or funding profile.
     The Group’s equity is invested at longer-term fixed interest rates in CHF, USD, EUR and GBP with an average duration of approximately four years, in line with strategic investment targets set by the Group Executive Board (GEB).
     These investments account for CHF 13.1 million of the non-trading interest rate sensitivity,

with CHF 8.1 million arising in CHF, CHF 4.3 million in USD and the remainder in EUR and GBP. The interest rate sensitivity of these investments is directly related to the chosen investment duration and it should be recognized that, although investing in significantly shorter maturities would lead to a reduction in apparent interest rate sensitivity, it would lead to higher volatility in interest earnings.

     For the currencies EUR and GBP additional interest rate sensitivity arises mainly from subordinated note issues which are intentionally unhedged as they are regarded as part of the Group’s equity for asset and liability management purposes.

(iii) Currency Risk

Currency risk is the risk of loss resulting from changes in exchange rates.

Trading

UBS is an active participant in currency markets and carries currency risk from these trading activities, conducted primarily in the Investment Bank. These trading exposures are subject to VaR, stress and concentration limits as described in (a)(i). Details of foreign exchange contracts, most of which arise from trading activities and contribute to currency risk, are shown in Note 23.

Non-Trading

UBS’s reporting currency is the Swiss franc but its assets, liabilities, income and expense are denominated in many currencies, with significant amounts in USD, EUR and GBP, as well as CHF.
     Reported profits or losses are exchanged monthly into CHF, reducing volatility in the Group’s earnings from changes in exchange rates. Group Treasury also, from time to time, proactively hedges significant expected foreign currency earnings / costs (mainly USD, EUR and GBP) within a time horizon up to one year, in accordance with the instructions of the Group Executive Board and subject to its VaR limit. Economic hedging strategies employed include a cost-efficient option strategy, providing a safety net against unfavorable currency fluctuations while preserving upside potential.

Financial Statements
Notes to the Financial Statements

Note 29 Financial Instruments Risk Position (continued)

a) Market Risk (Continued)

The Group’s equity investment is managed in order to reflect the currency distribution of its risk-weighted assets and is diversified into CHF, USD, EUR and GBP. This creates structural foreign currency exposures, the gains or losses on which are recorded through equity, leading to fluctuations in UBS’s capital base in line with the fluctuations in risk-weighted assets, thereby protecting the BIS Tier 1 capital ratio.

     The table below shows the major currency breakdown of UBS’s balance sheet and net position by currency at 31 December 2003.

Breakdown of assets and liabilities by currencies

	31.12.03				31.12.02
CHF billion	CHF	USD	EUR	Other	CHF	USD	EUR	Other

Assets
Cash and balances with central banks	2.4	0.1	0.8	0.3	2.4	0.1	0.6	1.2
Due from banks	4.6	11.8	8.2	7.1	5.2	11.4	7.4	8.5
Cash collateral on securities borrowed	0.7	192.5	7.3	13.4	0.1	126.7	2.7	9.5
Reverse repurchase agreements	1.2	162.4	73.8	83.2	1.9	164.6	61.0	66.5
Trading portfolio assets	8.9	288.9	77.6	86.4	6.1	247.6	51.7	66.0
Positive replacement values	14.6	7.6	0.8	61.3	10.4	8.1	0.8	62.8
Loans	149.7	39.2	12.9	10.7	147.8	39.5	11.5	12.8
Financial investments	0.6	2.4	1.2	0.9	1.1	5.0	1.5	0.8
Accrued income and prepaid expenses	0.3	3.0	1.8	1.1	0.5	4.0	0.3	1.7
Investments in associates	0.5	1.1	0.0	0.0	0.7	0.0	0.0	0.0
Property and equipment	5.9	1.2	0.1	0.5	5.6	1.3	0.1	0.9
Goodwill and other intangible assets	0.1	11.1	0.0	0.3	0.7	12.7	0.0	0.3
Other assets	2.4	4.2	1.8	17.1	1.4	5.0	1.0	1.6

Total balance sheet assets	191.9	725.5	186.3	282.3	183.9	626.0	138.6	232.6

Receivables from FX spot, FX forwards, FX options and currency swaps[1]	189.5	1,210.5	604.5	871.2

Total assets including FX derivatives[1]	381.4	1,936.0	790.8	1,153.5

Liabilities
Due to banks	5.8	58.7	39.2	23.5	7.6	48.0	13.8	13.8
Cash collateral on securities lent	0.1	35.4	6.8	11.0	0.0	21.6	5.2	10.1
Repurchase agreements	17.9	277.8	76.4	43.7	17.8	260.8	51.9	36.4
Trading portfolio liabilities	2.4	90.8	20.3	30.5	3.7	68.6	11.3	22.9
Negative replacement values	15.8	7.0	0.4	70.4	10.1	7.1	0.7	63.5
Due to customers	137.1	126.4	51.8	32.1	123.5	111.5	43.6	28.2
Accrued expenses and deferred income	2.0	7.1	0.8	3.8	1.9	8.1	0.9	4.3
Debt issued	10.0	68.1	21.0	21.1	11.4	96.1	14.3	7.6
Other liabilities	6.6	5.3	2.9	16.5	5.4	4.1	0.9	1.9
Minority interests	0.0	3.9	0.1	0.1	0.0	3.4	0.0	0.1
Shareholders’ equity	35.4	0.0	0.0	0.0	39.0	0.0	0.0	0.0
Of which foreign currency capital in subsidiaries	(13.2)	10.2	1.3	1.7

Total liabilities, minority interests and shareholders’ equity	219.9	690.7	221.0	254.4	220.4	629.3	142.6	188.8

Payables from FX spot, FX forwards, FX options and currency swaps[1]	160.6	1,246.2	569.7	899.2

Total liabilities, minority interests and shareholders’ equity including FX derivatives[1]	380.5	1,936.9	790.7	1,153.6

Net position by currency[1]	0.9	(0.9)	0.1	(0.1)

1 Information required by Swiss banking law for 2003 onwards. This information is not available for 2002.

Note 29 Financial Instruments Risk Position (continued)

a) Market Risk (Continued)

(iv) Equity Risk

Equity risk is the risk of loss resulting from changes in the levels of equity indices and values of individual stocks.
     The Investment Bank is a significant player in major equity markets and carries equity risk from these activities. These exposures are subject to VaR, stress and concentration limits as described in (a)(i) and, in the case of individual stocks, to issuer risk controls as described in (a)(v).
     Details of equity derivatives contracts (on indices and individual equities), which arise primarily from these activities, are shown in Note 23.

(v) Issuer Risk

The values of tradable assets – equities, bonds and other debt instruments held for trading – are affected by factors specific to individual issuers as well as general market moves. This can include short-term factors influencing price but also more fundamental causes including severe financial deterioration.
     As an active trader and market maker in equities and bonds, the Investment Bank holds positions in tradable assets, which are not only included in VaR, but are also subject to concentration limits on individual issuers, including positions arising from derivatives as well as physical holdings.

b) Credit Risk

Credit risk represents the loss which UBS would suffer if a client or counterparty failed to meet its contractual obligations. It is inherent in traditional banking products – loans, commitments to lend and other contingent liabilities, such as letters of credit – and in traded products – derivative contracts such as forwards, swaps and options, and repo and securities borrowing and lending transactions.

     Reductions in the market values of tradable assets (securities and other obligations in tradable form held for trading) resulting from changes in the credit quality of individual obligors are considered market risk. This is explained in a (v) above.
     To ensure a consistent and unified approach, with appropriate checks and balances, all Business Groups taking material credit risk have independent credit risk control functions headed by Chief Credit officers (CCOs) reporting functionally to the Group CCO. They are responsible for counterparty ratings and credit risk assessment.
     Credit risk authority, including authority to establish allowances and provisions for credit loss, is exercised by the Chairman’s Office (by delegation to an Executive Vice Chairman),

by the GEB (by delegation to the Group CCO) and within the Business Groups.

     UBS manages and controls concentrations of credit risk wherever they are identified, in particular to individual counterparties and groups and to industries and countries.
     UBS sets limits on its credit exposure to both individual counterparties and counterparty groups. Exposure is measured for banking products as the face value amount. For loans, this is shown on the balance sheet and detailed in Note 9a), and for commitments, detailed in Note 25. Both are included in the table below.
     For all traded products, credit exposure is measured for internal risk control purposes based not only on the current replacement value of contracts but also on potential future changes in replacement value, and credit limits are applied on this basis. The replacement values of derivatives are included in the balance sheet and in the table below. For further information about derivatives see Note 23. Securities borrowing and lending transactions are represented on the balance sheet by the values of cash collateral placed with or received from counterparties while repo / reverse repo transactions are represented by the amounts of the forward commitments – for

Financial Statements
Notes to the Financial Statements

Note 29 Financial Instruments Risk Position (continued)

b) Credit Risk (continued)

details see Note 10. The credit exposure is generally only a small percentage of the balance sheet amounts. The amounts shown in the table below represent the mark to market values of these transactions, i. e. the difference in value between the cash or securities lent or given as collateral by UBS and the value of cash or securities borrowed or taken as collateral by UBS.

Breakdown of credit exposure

Amounts for each product type are shown gross before allowances and provisions.

CHF million	31.12.03	31.12.02

Banking products
Loans to customers and due from banks[1]	248,207	249,370
Contingent liabilities (gross – before participations)[2]	15,563	16,594
Undrawn irrevocable commitments (gross – before participations)[2]	46,623	39,306

Traded products[3]
Derivatives positive replacement values (before collateral but after netting)[4]	84,334	82,092
Securities borrowing and lending, repos and reverse repos[5,6]	30,833	20,120

Allowances and provisions[7]	(4,326)	(5,621)

Total credit exposure net of allowances and provisions[8]	421,234	401,861

1 See Note 9a – Due from Banks and Loans for further information.  2 See Note 25 – Commitments and Contingent Liabilities for further information.  3 Does not include future potential credit exposure arising from changes in value of products with variable value, i.e. traded products. Potential future credit exposure is however included in internal measures of credit exposure for risk management and control purposes.  4 See Note 23 – Derivative Instruments for further information.  5 This figure represents the difference in value between the cash or securities lent or given as collateral to counterparties, and the value of cash or securities borrowed or taken as collateral from the same counterparties under stock borrow / lend and repo / reverse repo transactions.  6 See Note 10 – Securities Borrowing, Securities Lending, Repurchase and Reverse Repurchase Agreements for further information about these types of transactions.  7 See Note 9b – Allowances and Provisions for Credit Losses for further information.  8 The values of bonds, equities and other tradable obligations in the Group’s trading business area are also affected by credit events and default. They are not included in this table – exposure is controlled under the market risk control structure described in Note 29 – Financial Instruments Risk Position, section a).

Note 29 Financial Instruments Risk Position (continued)

b) Credit Risk (continued)

UBS is an active user of credit derivatives to hedge credit risk in banking and traded products. It also makes use of master netting agreements where possible in its OTC derivatives trading and, in line with general market trends, has also entered into bilateral collateral agreements with market participants. Further information is given in Note 23.

     Concentrations of credit risk exist if clients are engaged in similar activities, or are located in the same geographic region or have comparable economic characteristics such that their ability to meet contractual obligations would be similarly affected by changes in economic, political or other conditions. Stress measures are therefore applied to assess the impact of variations in bankruptcy rates and asset values, taking into account risk concentrations in each portfolio. Stress loss limits are applied where considered necessary, including limits on exposure to all but the best-rated countries.
     UBS classifies a claim as impaired if the book value of the claim exceeds the present value of the cash flows actually expected in future periods – loan interest payments and scheduled principal repayments, or other payments due, for example on guarantees, and including liquidation of collateral where available. Loans are further classi-

fied as non-performing where payment of interest, principal or fees is overdue by more than 90 days or (as now required by Swiss regulatory guidelines) when insolvency proceedings have commenced or obligations have been restructured on concessionary terms. Allowances or provisions are determined such that the carrying values of impaired claims are consistent with the principles of IAS 39. For further information about accounting policy for allowance and provision for credit losses see Note 1 l). For the amounts of allowance and provision for credit losses and amounts of impaired and non-performing loans, see Note 9 b), c) and d).

     The occurrence of actual credit losses is erratic in both timing and amount and those that arise usually relate to transactions entered into in previous accounting periods. In order to account for average credit loss over time and to encourage risk-adjusted pricing, UBS uses the concept of ‘expected loss’ for management purposes. Expected loss is a statistically based measure intended to reflect the annual costs that will arise, on average, over time, from positions that become impaired, and is a function of the probability of default (given by the counterparty rating), current and likely future exposure to the counterparty and the likely severity of the loss should default occur.

Financial Statements
Notes to the Financial Statements

Note 29 Financial Instruments Risk Position (continued)

c) Liquidity Risk

UBS’s approach to liquidity management is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, without compromising its ability to respond quickly to strategic market opportunities. A centralized approach is adopted, based on an integrated framework incorporating the assessment of expected cash flows and the availability of high-grade collateral which could be used to secure additional funding if required. The liquidity position is assessed and managed under a variety of scenarios, giving due consideration to stress factors. Scenarios encompass both normal market conditions and stressed conditions, including both UBS-specific and general market crises. The impact on both trading and client businesses is considered, taking account of potential collateral with which funds might be raised, and the possibility that customers might seek to withdraw funds or draw down unutilized credit lines.

     The breakdown by contractual maturity of assets and liabilities, which is the basis of the “normal market conditions” scenario, at 31 December 2003 is shown in the table below.

Maturity analysis of assets and liabilities

				Due	Due
			Due	between	between	Due
	On	Subject	within	3 and	1 and	after
CHF billion	demand	to notice[1]	3 mths	12 mths	5 years	5 years	Total

Assets
Cash and balances with central banks	3.6						3.6
Due from banks	22.4	0.8	6.0	0.9	1.4	0.2	31.7
Cash collateral on securities borrowed	9.5	166.2	37.4	0.7	0.1	0.0	213.9
Reverse repurchase agreements	44.0	35.1	193.7	43.0	3.7	1.1	320.6
Trading portfolio assets[2]	461.8	0.0	0.0	0.0	0.0	0.0	461.8
Positive replacement values[2]	84.3	0.0	0.0	0.0	0.0	0.0	84.3
Loans	20.6	44.9	33.5	37.8	66.8	8.9	212.5
Financial investments	4.0	0.0	0.6	0.2	0.2	0.1	5.1
Accrued income and prepaid expenses	6.2	0.0	0.0	0.0	0.0	0.0	6.2
Investments in associates	0.0	0.0	0.0	0.0	0.0	1.6	1.6
Property and equipment	0.0	0.0	0.0	0.0	0.0	7.7	7.7
Goodwill and other intangible assets	0.0	0.0	0.0	0.0	0.0	11.5	11.5
Other assets	11.9	13.6	0.0	0.0	0.0	0.0	25.5

Total 31.12.2003	668.3	260.6	271.2	82.6	72.2	31.1	1,386.0

Total 31.12.2002	489.7	23.7	478.1	90.7	69.7	29.2	1,181.1

Liabilities
Due to banks	52.0	4.6	66.3	3.4	0.8	0.1	127.2
Cash collateral on securities lent	5.1	46.8	1.4	0.0	0.0	0.0	53.3
Repurchase agreements	158.5	13.2	186.0	57.8	0.3	0.0	415.8
Trading portfolio liabilities[2]	144.0	0.0	0.0	0.0	0.0	0.0	144.0
Negative replacement values[2]	93.6	0.0	0.0	0.0	0.0	0.0	93.6
Due to customers	146.3	109.7	83.1	5.3	1.8	1.2	347.4
Accrued expenses and deferred income	13.7	0.0	0.0	0.0	0.0	0.0	13.7
Debt issued	0.0	0.0	1.7	63.9	33.6	21.0	120.2
Other liabilities	17.6	13.7	0.0	0.0	0.0	0.0	31.3

Total 31.12.2003	630.8	188.0	338.5	130.4	36.5	22.3	1,346.5

Total 31.12.2002	373.4	5.4	636.0	66.1	36.7	21.0	1,138.6

1 Deposits without a fixed term, on which notice of withdrawal or termination has not been given (such funds may be withdrawn by the depositor or repaid by the borrower subject to an agreed period of notice).  2 Trading and derivative positions are shown within ‘on demand’ which management believes most accurately reflects the short-term nature of trading activities. The contractual maturity of the instruments may however extend over significantly longer periods.

Note 29 Financial Instruments Risk Position (continued)

d) Capital Adequacy

The adequacy of UBS’s capital is monitored using, among other measures, the rules and ratios established by the Basel Committee on Banking Supervision (“BIS rules / ratios”). The BIS ratios compare the amount of eligible capital (in total and Tier 1) with the total of risk-weighted assets (RWAs).

     While UBS monitors and reports its capital ratios under BIS rules, it is the rules established by the Swiss regulator, the EBK, which ultimately determine the capital required to underpin its business, and these rules, on balance, result in higher RWAs than the BIS rules. As a result, UBS’s ratios are lower when calculated under the EBK regulations than they would be if calculated under the BIS rules.
     UBS has complied with all BIS and EBK regulatory capital rules for all periods reported.

BIS Eligible capital

BIS eligible capital consists of two parts: Tier 1 capital comprises share capital, share premium, retained earnings including current year profit, foreign currency translation and minority interests less accrued dividends, net long positions in own shares and goodwill; Tier 2 capital includes subordinated long-term debt. Tier 1 capital is required to be at least 4% and Total eligible capital at least 8% of RWAs.

BIS Risk-Weighted Assets (RWAs)

Three elements make up total RWAs – credit risk, other assets and market risk, each of which is described below.
     The credit risk component consists of on- and off-balance sheet claims, measured according to regulatory formulae outlined below, weighted according to type of counterparty and collateral at 0%, 20%, 50% or 100%. The least risky claims, such as claims on OECD governments and claims collateralized by cash, are weighted at 0%, meaning that no capital support is required, while the claims deemed most risky, including unsecured claims on corporates and private customers, are weighted at 100%, meaning that 8% capital support is required.

     Securities not held for trading are included as claims, based on the net long position in the securities of each issuer, including both physical holdings and positions derived from other transactions such as options.
     Claims arising from derivatives transactions include not only the current positive replacement value (shown in the table below under Balance sheet assets), but also an ‘add-on’ to reflect their potential future exposure (shown in the table below under Off-balance sheet and other positions – Forward and swap contracts, and Purchased options).
     Claims arising from contingent commitments and irrevocable facilities granted are converted to credit equivalent amounts based on specified percentages of nominal value.
     There are other types of asset, most notably property and equipment and intangibles, which, while not subject to credit risk, represent a risk to the bank in respect of their potential for write-down and impairment and which therefore require capital underpinning.
     Capital is required to support market risk arising in all foreign exchange, precious metals and energy positions, and all positions held for trading in interest rate instruments and equities, including risks on individual equities, and traded debt obligations such as bonds. UBS computes this risk using a Value at Risk model approved by the EBK, from which the market risk capital requirement is derived. Unlike the calculations for credit risk and other assets, this produces the capital requirement itself rather than the RWA amount. In order to compute a total capital ratio, the market risk capital requirement is therefore converted to a ‘RWA equivalent’ (shown in the table below as Market risk positions) such that the capital requirement is 8% of this RWA equivalent, i.e. the market risk capital requirement is multiplied by 12.5.

Financial Statements
Notes to the Financial Statements

Note 29 Financial Instruments Risk Position (continued)

d) Capital Adequacy (continued)

Risk-weighted assets (BIS)

	Balance		Balance
	sheet/	Risk-	sheet /	Risk-
	notional	weighted	notional	weighted
	amount	amount	amount	amount
CHF million	31.12.03	31.12.03	31.12.02	31.12.02

Balance sheet assets
Due from banks and other collateralized lendings[1]	441,662	8,565	356,501	8,877
Net positions in securities[2]	6,755	6,182	9,096	8,193
Positive replacement values[3]	84,334	22,324	82,092	21,680
Loans, net of allowances for credit losses and other collateralized lendings[1]	337,028	153,537	320,752	147,703
Accrued income and prepaid expenses	6,218	4,284	6,453	3,025
Property and equipment	9,840	9,614	10,384	10,149
Other assets	25,459	7,670	8,952	5,774

Off-balance sheet and other positions
Contingent liabilities	15,563	8,167	16,594	8,224
Irrevocable commitments	46,960	6,863	39,327	4,622
Forward and swap contracts[4]	11,746,880	4,710	9,455,928	4,253
Purchased options[4]	1,183,708	1,716	298,800	1,023

Market risk positions[5]		18,269		15,267

Total risk-weighted assets		251,901		238,790

1 Includes securities lending and reverse repo transactions.  2 Excluding positions in the trading book, which are included in Market risk positions.  3 Represents the mark to market values of Forward and swap contracts and Purchased options, where positive.  4 Risk-weighted amount represents the “add-ons” for these contracts.   5 Regulatory capital adequacy requirements for market risk, calculated using the approved Value at Risk model, multiplied by 12.5 to give the “risk-weighted asset equivalent”.

BIS capital ratios

	Capital	Ratio	Capital	Ratio
	CHF million	%	CHF million	%
	31.12.03	31.12.03	31.12.02	31.12.02

Tier 1	29,765	11.8	27,047	11.3
of which hybrid Tier 1	3,224	1.3	3,182	1.3
Tier 2	3,816	1.5	5,962	2.5

Total BIS	33,581	13.3	33,009	13.8

The Tier 1 capital includes CHF 3,224 million (USD 2,600 million) trust preferred securities at 31 December 2003 and CHF 3,182 million (USD 2,300 million) at 31 December 2002.

Note 30 Fair Value of Financial Instruments

The following table presents the fair value of financial instruments based on the following valuation methods and assumptions. It is presented because not all financial instruments are reflected in the financial statements at fair value.

     Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s-length transaction. Market prices are used to determine fair value, where an active market (such as a recognized stock exchange) exists, as it is the best evidence of the fair value of a financial instrument. Market prices are not, however, available for a significant number of the financial assets and liabilities held and issued by the Group. Therefore, for financial instruments where no market price is available, the fair values presented in the following table have been estimated using present value or other estimation and valuation techniques based on market conditions existing at balance sheet dates.
     The values derived from applying these techniques are significantly affected by the underlying assumptions made concerning both the amounts and timing of future cash flows and the discount rates. The following methods and assumptions have been used:
(a)
trading assets, derivatives and other transactions undertaken for trading purposes are measured at fair value by reference to quoted market prices when available. If quoted market prices are not available, then fair values are estimated on the basis of pricing models, or discounted cash flows. Fair value is equal to the carrying amount for these items;

(b)
financial investments classified as available for sale are measured at fair value by reference to quoted market prices when available. If quoted market prices are not available, then fair values are estimated on the basis of pricing models or other recognized valuation techniques. Prior to the adoption of IAS 39 in 2001, financial investments were carried at cost or if considered held for sale, at the lower of cost or market. Upon the adoption of the standard, all financial investments are carried at fair value. Unrealized gains and unrealized losses, excluding impairment writedowns, are recorded in shareholders’ equity until an asset is sold, collected or otherwise disposed of;

(c)
the carrying amount of liquid assets and other assets maturing within 12 months is assumed to approximate their fair value. This assumption is applied to liquid assets and the short-term elements of all other financial assets and financial liabilities;

(d)	the fair value of demand deposits and savings accounts with no specific maturity is assumed to be the amount payable on demand at the balance sheet date;
(e)
the fair value of variable rate financial instruments is assumed to be approximated by their carrying amounts and, in the case of loans, does not, therefore, reflect changes in their credit quality as the impact of credit risk is recognized separately by deducting the amount of the allowance for credit losses from both book and fair values;

(f)
the fair value of fixed rate loans and mortgages is estimated by comparing market interest rates when the loans were granted with current market rates offered on similar loans. Changes in the credit quality of loans within the portfolio are not taken into account in determining gross fair values as the impact of credit risk is recognized separately by deducting the amount of the allowance for credit losses from both book and fair values.

The assumptions and techniques have been developed to provide a consistent measurement of fair value for the Group’s assets and liabilities in the following table. However, because other institutions may use different methods and assumptions, such fair value disclosures in this Note cannot necessarily be compared from one financial institution to another.

Financial Statements
Notes to the Financial Statements

Note 30 Fair Value of Financial Instruments (continued)

	Carrying	Fair	Unrealized	Carrying	Fair	Unrealized
	value	value	gain/(loss)	value	value	gain/(loss)
CHF billion	31.12.03	31.12.03	31.12.03	31.12.02	31.12.02	31.12.02

Assets
Cash and balances with central banks	3.6	3.6	0.0	4.3	4.3	0.0
Due from banks	31.7	31.7	0.0	32.5	32.5	0.0
Cash collateral on securities borrowed	213.9	213.9	0.0	139.1	139.1	0.0
Reverse repurchase agreements	320.6	320.6	0.0	294.1	294.1	0.0
Trading portfolio assets	461.8	461.8	0.0	371.4	371.4	0.0
Positive replacement values	84.3	84.3	0.0	82.1	82.1	0.0
Loans	212.5	213.8	1.3	211.8	214.1	2.3
Financial investments	5.1	5.1	0.0	8.4	8.4	0.0

Liabilities
Due to banks	127.2	127.2	0.0	83.4	83.4	0.0
Cash collateral on securities lent	53.3	53.3	0.0	36.9	36.9	0.0
Repurchase agreements	415.9	415.9	0.0	366.9	366.9	0.0
Trading portfolio liabilities	144.0	144.0	0.0	106.5	106.5	0.0
Negative replacement values	93.6	93.6	0.0	81.3	81.3	0.0
Due to customers	347.3	347.3	0.0	307.4	307.5	(0.1)
Debt issued	120.2	121.5	(1.3)	129.8	131.7	(1.9)

Subtotal			0.0			0.3

Unrealized gains and losses recorded in shareholders’ equity before tax on:
Financial investments			0.8			1.1
Derivative instruments designated as cash flow hedges			(0.2)			(0.3)
Net unrealized gains and losses not recognized in the income statement			0.6			1.1

The table does not reflect the fair values of non-financial assets and liabilities such as property, equipment, goodwill, prepayments and non-interest accruals. Where applicable, the interest accrued to date on financial instruments is included, for purposes of the above fair value disclosure, in the carrying value of the financial instruments.

     Substantially all of the Group’s commitments to extend credit are at variable rates. Accordingly, the Group has no significant exposure to fair value fluctuations resulting from interest rate movements related to these commitments.
     The fair values of the Group’s fixed rate loans, long- and medium-term notes and bonds issued are predominantly hedged by derivative instruments, mainly interest rate swaps, as explained in Note 23. The interest rate risk inherent in balance sheet positions with no specific maturity is also hedged with derivative instruments based on management’s view on the effective interest repricing date of the products.
     The hedging derivative instruments are carried on the balance sheet at fair values, which are included in the Positive or Negative replacement values in the above table. When the interest rate risk on a fixed rate financial instrument is hedged with a derivative in a fair value hedge, the fixed rate financial instrument (or hedged portion thereof) is reflected in the above table at fair value only in relation to the interest rate risk, not the credit risk as explained in (f) above. Fair value changes are recorded in net profit. The treatment of derivatives designated as cash flow hedges is explained in Note 1v). The amount shown in the table as “derivative instruments designated as cash flow hedges” is the net change in fair values on such derivatives that is recorded in Shareholders’ equity and not yet transferred to income or expense.

     The decrease in the Net fair value gains and losses during 2003 of CHF 0.5 billion is mainly attributable to the change in the unrealized gains of fixed rate long-term assets, which have decreased by CHF 1.0 billion from the prior year as a result of higher interest rates in 2003. This was partially offset by a decrease in unrealized loss from fixed rate long-term debt.

Note 31 Pension and Other Post-Retirement Benefit Plans

a) Defined benefit plans

The Group has established various pension plans inside and outside of Switzerland. The major plans are located in Switzerland, the UK, the US and Germany. Independent actuarial valuations are performed for the plans in these locations. The measurement date of these plans is the 31 December for each year presented.
     The overall investment policy and strategy for the Group’s defined benefit pension plans is guided by the objective to achieve an investment return which, together with the contributions paid, is sufficient to maintain reasonable control over the various funding risks of the plans. The investment advisors appointed by plan trustees are responsible for determining the mix of asset types and target allocations which are reviewed by the plan trustees on an ongoing basis. Actual asset allocation is determined by a variety of current economic and market conditions and in consideration of specific asset class risk.
     The expected long-term rates of return on plan assets are based on long-term expected inflation, interest rates, risk premiums and targeted asset class allocations. These estimates take into consideration historical asset class returns and are determined together with the plans’ investment and actuarial advisors.

Swiss pension plan

The pension plan covers practically all employees in Switzerland and exceeds the minimum benefit requirements under Swiss law. Contributions to the pension plan are paid for by employees and the Group. The employee contributions are calculated as a percentage of insured annual salary and are deducted monthly. The percentages deducted from salary for full benefit coverage (including risk benefits) depend on age and vary between 7% and 10%. The Group pays a variable contribution that ranges between 150% and 220% of the sum of employees’ contributions. The employer contributions expected to be made in 2004 to the pension plan are CHF 350 million.
     The computation of the benefits is based on the final covered salary. The benefits covered include retirement benefits, disability, death and survivor pension.
     In 1999, the Group recognized a prepaid pension asset of CHF 456 million representing excess employer contributions. In 2003, the remaining CHF 33 million (2002 CHF 323 million, 2001 CHF 0 million) of this asset was used to fund the employer contributions and was recognized as a pension expense.

     The accumulated benefit obligation (which is the current value of accrued benefits without allowance for future salary increases) was CHF 16,817 million as of 31 December 2003 (2002 CHF 15,853 million, 2001 CHF 14,750 million).

Foreign pension plans

The foreign locations of UBS operate various pension plans in accordance with local regulations and practices. Among these plans are defined contribution plans as well as defined benefit plans. The locations with defined benefit plans of a material nature are in the UK, the US and Germany. The UK and the US defined benefit plans are closed to new entrants who are covered by defined contribution plans. The amounts shown for foreign plans reflect the net funded positions of the major foreign plans.
     The retirement plans provide benefits in the event of retirement, death, disability or employment termination. The plans’ retirement benefits depend on age, contributions and level of compensation. The principal plans are financed in full by the Group. The employer contributions expected to be made in 2004 to these pension plans are CHF 63 million. The funding policy for these plans is consistent with local government and tax requirements.
     The assumptions used in foreign plans take into account local economic conditions.
     The accumulated benefit obligation for these pension plans was CHF 3,609 million as of 31 December 2003 (2002 CHF 3,376 million, 2001 CHF 3,195 million).
     For pension plans with an accumulated benefit obligation in excess of plan assets, the aggregate projected benefit obligation and accumulated benefit obligation was CHF 944 million and CHF 930 million as of 31 December 2003 (2002 CHF 3,436 million and 3,376 million, 2001 CHF 1,411 million and 1,373 million). The fair value of plan assets for these plans was 677 million as of 31 December 2003 (2002 CHF 2,382 million, 2001 CHF 1,010 million).

Financial Statements
Notes to the Financial Statements

Note 31 Pension and Other Post-Retirement Benefit Plans (continued)

b) Post-retirement medical and life plans

In the US and the UK the Group offers retiree medical benefits that contribute to the health care coverage of employees and beneficiaries after retirement. In addition to retiree medical benefits, the Group in the US also provides retiree life insurance benefits.
     The benefit obligation in excess of fair value of plan assets for those plans amounts to CHF 179 million as of 31 December 2003 (2002 CHF 164 million, 2001 CHF 142 million) and the total accrued post-retirement cost to CHF 137 million as of 31 December 2003 (2002 CHF 130 million, 2001 CHF 130 million). The net periodic post-retirement costs for the years ended 31 December

2003, 31 December 2002 and 31 December 2001 were CHF 22 million, CHF 25 million and CHF 24 million, respectively.

c) Defined contribution plans

The Group also sponsors a number of defined contribution plans primarily in the UK and the US. Certain plans permit employees to make contributions and earn matching or other contributions from the Group. The contributions to these plans recognized as expense for the years ended 31 December 2003, 31 December 2002 and 31 December 2001 were CHF 141 million, CHF 133 million and CHF 117 million, respectively.

a) Defined benefit plans

	Swiss			Foreign
CHF million	31.12.03	31.12.02	31.12.01	31.12.03	31.12.02	31.12.01

Defined benefit obligation at the beginning of the year	(19,204)	(17,879)	(17,712)	(3,436)	(3,553)	(3,406)
Service cost	(564)	(554)	(541)	(91)	(108)	(121)
Interest cost	(703)	(699)	(674)	(197)	(210)	(204)
Plan amendments						(1)
Special termination benefits	(70)	(209)	(262)
Actuarial gain / (loss)	1,395	(681)	421	(201)	(177)	(345)
Benefits paid	930	818	889	124	111	107
Curtailment / settlement					74
Foreign currency translation				138	427	(12)
Other						429

Defined benefit obligation at the end of the year	(18,216)	(19,204)	(17,879)	(3,663)	(3,436)	(3,553)

Fair value of plan assets at the beginning of the year	16,566	18,289	19,074	2,382	2,887	3,378
Actual return on plan assets	1,411	(1,350)	(765)	429	(240)	(220)
Employer contributions	370	236	656	831	164	258
Plan participant contributions	202	209	213
Benefits paid	(930)	(818)	(889)	(124)	(111)	(107)
Foreign currency translation				(116)	(318)	7
Other						(429)

Fair value of plan assets at the end of the year	17,619	16,566	18,289	3,402	2,382	2,887

Funded status	(597)	(2,638)	410	(261)	(1,054)	(666)
Unrecognized net actuarial (gains) / losses	1,716	3,892	961	970	1,126	673
Unrecognized prior service cost				1	1	2
Unrecognized asset	(1,119)	(1,221)	(1,015)

(Accrued) / prepaid pension cost	0	33	356	710	73	9

Note 31 Pension and Other Post-Retirement Benefit Plans
(continued)

a) Defined benefit plans (continued)

	Swiss			Foreign
CHF million	31.12.03	31.12.02	31.12.01	31.12.03	31.12.02	31.12.01

Movement in the net (liability) or asset
(Accrued) / prepaid pension cost at the beginning of the year	33	356	356	73	9	(153)
Net periodic pension cost	(403)	(559)	(656)	(168)	(83)	(97)
Employer contributions	370	236	656	831	164	258
Foreign currency translation				(26)	(17)	1

(Accrued) / prepaid pension cost	0	33	356	710	73	9

Amounts recognized in the Balance Sheet
Prepaid pension cost		33	356	862	220	185
Accrued pension liability				(152)	(147)	(176)

(Accrued) / prepaid pension cost	0	33	356	710	73	9

CHF million For the year ended

Components of net periodic pension cost
Service cost	564	554	541	91	108	121
Interest cost	703	699	674	197	210	204
Expected return on plan assets	(818)	(900)	(947)	(178)	(199)	(228)
Increase / (decrease) of unrecognized assets	(102)	206	339
Special termination benefits	70	209	262
Amortization of unrecognized prior service cost					1
Amortization of unrecognized net (gains) / losses	188			58	22
Curtailment / settlement					(59)
Employee contributions	(202)	(209)	(213)

Net periodic pension cost	403	559	656	168	83	97

Principal actuarial assumptions used (%)

Assumptions used to determine defined benefit obligations at the end of the year
Discount rate	3.8	3.8	4.0	5.7	5.8	6.2
Expected rate of salary increase	2.5	2.5	2.5	4.6	4.4	4.4
Rate of pension increase	1.0	1.5	1.5	1.9	1.5	1.5

Assumptions used to determine net periodic pension cost for the year ended
Discount rate	3.8	4.0	4.0	5.8	6.2	6.3
Expected rate of return on plan assets	5.0	5.0	5.0	7.1	7.3	7.9
Expected rate of salary increase	2.5	2.5	2.5	4.4	4.4	4.4
Rate of pension increase	1.5	1.5	1.5	1.5	1.5	1.6

Plan assets

Actual plan asset allocation (%)
Equity instruments	39	35	45	52	57	57
Debt instruments	43	47	39	30	36	35
Real estate	12	13	13	1	1	1
Other	6	5	3	17	6	7

Total	100	100	100	100	100	100

Financial Statements
Notes to the Financial Statements

Note 31 Pension and Other Post-Retirement Benefit Plans
(continued)

a) Defined benefit plans (continued)

	Swiss			Foreign
	31.12.03	31.12.02	31.12.01	31.12.03	31.12.02	31.12.01

Long-term target plan asset allocation (%)
Equity instruments	35–53			51–55
Debt instruments	30–48			44–46
Real estate	12–19			0–1
Other	0			1–2

Actual return on plan assets (%)	8.6	(7.5)	(4.0)	17.8	(8.7)	(7.3)

CHF million

Additional details to fair value of plan assets
UBS financial instruments and UBS bank accounts	1,005	814	476
UBS AG shares [1]	246	206	305
Securities lent to UBS included in plan assets	2,930	2,645	824
Other assets used by UBS included in plan assets	84	90	104

1 The number of UBS AG shares were 2,908,699, 3,072,500 and 3,639,800 as of 31 December 2003, 31 December 2002 and 31 December 2001, respectively. The amount of capital repayment and dividend received on UBS AG shares for the years ended 31 December 2003, 31 December 2002 and 31 December 2001 were CHF 7 million, CHF 7 million and CHF 2 million, respectively.

b) Post-retirement medical and life plans

CHF million	31.12.03	31.12.02	31.12.01

Post-retirement benefit obligation at the beginning of the year	(166)	(145)	(115)
Service cost	(11)	(8)	(7)
Interest cost	(10)	(9)	(9)
Plan amendments		(3)	(10)
Actuarial gain / (loss)	(14)	(31)	(6)
Benefits paid	6	4	4
Foreign currency translation	16	26	(2)

Post-retirement benefit obligation at the end of the year	(179)	(166)	(145)

Fair value of plan assets at the beginning of the year	2	3	4
Actual return on plan assets	0	0	0
Employer contributions	4	3	3
Benefits paid	(6)	(4)	(4)

Fair value of plan assets at the end of the year	0	2	3

The assumed average health care cost trend rates used in determining post-retirement benefit expense is assumed to be 10.3% for 2003 and to decrease to an ultimate trend rate of 5% in 2010. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one-percentage-point change in the assumed health care cost trend rates would change the US post-retirement benefit obligation and the service and interest cost components of the net periodic post-retirement benefit costs as follows:

CHF million	1% increase	1% decrease

Effect on total service and interest cost	5	(4)
Effect on the post-retirement benefit obligation	25	(19)

Note 32 Equity Participation Plans

a) Equity Participation Plans Offered

UBS has established several equity participation plans to further align the long-term interests of executives, managers, staff and shareholders. The plans are offered to eligible employees in approximately 50 countries and are designed to meet the complex legal, tax and regulatory requirements of each country in which they are offered. The explanations below describe the most significant plans in general, but specific plan rules and investment offerings may vary by country.

     Equity Plus (EP): This voluntary plan gives eligible employees the opportunity to purchase UBS shares at fair market value on the purchase date and receive at no additional cost two UBS options for each share purchased, up to a maximum annual limit. The options have a strike price equal to the fair market value of the stock on the date the option is granted. Share purchases can be made annually from bonus compensation or quarterly based on regular deductions from salary. Shares purchased under EP are restricted from resale for two years from the time of purchase, and the options granted have a two-year vesting requirement and generally expire from ten years to ten and one-half years after the date of grant.
     Discounted Purchase Plans: Employees in Switzerland are entitled to purchase a specified number of UBS shares at a predetermined discounted price each year. The number of shares that can be purchased depends on rank. Any such shares purchased must be held for a specified period of time. The discount is recorded as compensation expense.
     Equity Ownership Plan (EOP): Selected personnel receive a mandatory portion of their performance-related compensation in UBS shares and in some cases UBS options, and most are eligible to receive a matching contribution in the form of UBS options. Participants in certain countries are eligible to receive a portion of their award in Alternative Investment Vehicles (AIVs). These are generally money market funds, UBS and non-UBS mutual funds and other UBS sponsored funds. EOP awards vest in one-third increments over a three-year vesting period. Under certain conditions, these awards are fully forfeitable by the employee.

     Key employee option plans: Under these plans, key and high potential employees are granted UBS options with a strike price not less than the fair market value of the shares on the date the option is granted. Option grants generally vest in one-third increments over a three-year period. Expiration of the options is generally from ten to ten and one-half years. One option gives the right to purchase one registered UBS share at the option’s strike price. In one outstanding prior year grant, accelerated vesting or non-forfeitability may occur if certain share appreciation targets are met.
     Other deferred compensation plans: UBS sponsors other deferred compensation plans for selected eligible employees. Generally, contributions are made on a tax deferred basis, and participants are allowed to invest in AIVs. No additional company match is granted, and the plan is generally not forfeitable. In addition, UBS also grants deferred compensation awards to new recruits, senior management and other key employees in the form of UBS shares, options or other leveraged interests in non-UBS instruments.
     Equity Investment Plan (EIP) (now discontinued): Prior to the discontinuance of new awards under this plan in 2001, employees had the choice to invest part of their annual bonus in UBS shares, warrants or other derivatives on UBS shares. A holding period, generally three years, applied during which the instruments could not be sold or exercised. In addition, participants in the plan received a matching contribution of additional UBS shares or derivatives. Only the UBS-matching contribution was forfeitable. The last EIP vesting will take place in 2004. Staff who had the possibility to take part in EIP are now offered the opportunity to take part in EP.

Financial Statements
Notes to the Financial Statements

Note 32 Equity Participation Plans (continued)

b) UBS share awards

i) Stock compensation plans

Movements in shares granted under various equity participation plans mentioned on the previous page are as follows:

Stock compensation plans	31.12.03	31.12.02	31.12.01

Unvested shares outstanding, at the beginning of the year	48,136,561	52,299,332	47,458,928
Shares awarded during the year	11,023,553	13,511,655	16,850,859
Vested during the year	(26,915,860)	(16,333,832)	(10,740,466)
Forfeited during the year	(860,364)	(1,340,594)	(1,269,989)

Unvested shares outstanding, at the end of the year	31,383,890	48,136,561	52,299,332

Weighted-average fair market value of shares awarded (in CHF)	61	71	90

Fair market value of outstanding shares at the end of the year (CHF billion)	2.7	3.2	4.4

ii) Stock purchase plans

The following table shows the shares awarded and the weighted-average fair value per share for the Group’s stock purchase plans.

Stock purchase plans	31.12.03	31.12.02	31.12.01

Share quantity purchased through discounted purchase plans	1,722,492	1,339,223	1,701,099
Weighted-average purchase price (in CHF)	31	40	47
Share quantity purchased through EP at fair market value	2,593,391	2,483,684	1,221,416
Weighted-average purchase price (in CHF)	61	77
Weighted-average purchase price (in USD)	49	46	51

Note 32 Equity Participation Plans (continued)

c) UBS option awards

Movements in options granted under various equity participation plans mentioned on the previous page are as follows:

		Weighted-		Weighted-		Weighted-
		average		average		average
		exercise		exercise		exercise
	Number of	price	Number of	price	Number of	price
	options	(in CHF)	options	(in CHF)	options	(in CHF)
	31.12.03	31.12.03[1]	31.12.02	31.12.02[1]	31.12.01	31.12.01[1]

Outstanding, at the beginning of the year	88,164,227	67	63,286,669	66	63,308,502	58
Granted during the year	38,969,319	59	37,060,178	71	11,070,992	94
Exercised during the year	(14,782,471)	54	(9,595,133)	54	(10,083,075)	49
Forfeited during the year	(2,721,970)	64	(2,082,356)	71	(1,009,750)	74
Expired unexercised	(589,079)	76	(505,131)	77	0	0

Outstanding, at the end of the year	109,040,026	63	88,164,227	67	63,286,669	66

Exercisable, at the end of the year	34,726,720	59	21,765,482	51	25,550,932	50

1 Some of the options in this table have exercise prices denominated in US dollars which have been converted into CHF at the year-end spot exchange rate for purposes of this table.

The following table summarizes additional information about stock options outstanding at 31 December 2003:

	Options outstanding			Options exercisable
Range of exercise	Number of options	Weighted-average	Weighted-average	Number of	Weighted-average
prices per share	outstanding	exercise price	remaining contractual life	options exercisable	exercise price

CHF		CHF	Years		CHF

53.37–70.00	27,389,634	61.17	6.4	10,496,007	63.76

70.01–85.00	23,708,208	78.13	6.7	8,845,007	78.52

85.01–106.00	5,686,709	98.66	4.7	420,348	87.56

53.37–106.00	56,784,551	72.00	6.3	19,761,362	70.87

USD		USD	Years		USD

6.48–35.00	6,342,786	19.32	2.0	6,342,786	19.32

35.01–45.00	14,530,862	43.15	9.1	79,679	39.52

45.01–55.00	26,951,159	47.30	7.1	8,500,619	46.57

55.01–65.31	4,430,668	59.11	7.4	42,274	57.87

6.48–65.31	52,255,475	43.75	7.1	14,965,358	35.02

Financial Statements
Notes to the Financial Statements

Note 32 Equity Participation Plans (continued)

d) Compensation Expense

Generally under IFRS, for all equity participation instruments (shares, cash-settled warrants and other cash-settled derivatives for which the underlying is UBS shares) except options, UBS accrues expense in the performance year and determines the number of instruments granted to employees based on the instrument’s market price at the grant date, which is generally in the year following the performance year. For options, the amount of expense recognized is equal to the intrinsic value at grant date (i. e. the difference between the strike price and fair market value of shares at the date of grant. This difference is generally zero, as option strike prices are generally at or above the market prices of the shares). For discounted share plans, the expense is equal to the difference between the fair market value and the discounted value and is accrued for in the performance year. Management’s estimate of the accrued expense before tax for share-based compensation for the years ended 31 December 2003, 2002 and 2001 was CHF 833 million, CHF 592 million and CHF 974 million, respectively.

e) Pro-Forma Net Income

The following table presents IFRS Net profit and Earnings per share for 2003, 2002 and 2001 as if UBS had applied the fair value method of accounting for its equity participation plans. The fair value method would recognize expense equal to the fair value of option awards at grant, which is higher than the intrinsic value because of the time value of options.

CHF million, except per share data	31.12.03	31.12.02	31.12.01

Net Profit, as reported	6,385	3,535	4,973
Add: Equity-based employee compensation expense included in reported net income, net of tax	630	493	769
Deduct: Total equity-based employee compensation expense determined under the fair-value-based method for all awards, net of tax	(1,069)	(1,183)	(1,116)

Net profit, pro-forma	5,946	2,845	4,626

Earnings per share
Basic, as reported	5.72	2.92	3.93
Basic, pro-forma	5.32	2.35	3.65
Diluted, as reported	5.61	2.87	3.78
Diluted, pro-forma	5.22	2.31	3.51

The fair value of options granted was determined using a proprietary option pricing model, substantially similar to the Black-Scholes model, with the following assumptions:

	31.12.03	31.12.02	31.12.01

Expected volatility	35%	35%	30%
Risk-free interest rate (CHF)	1.70%	3.28%	3.51%
Risk-free interest rate (USD)	3.17%	4.65%	5.81%
Expected dividend rate	4.43%	3.35%	2.67%
Expected life (years)	4.5	4.5	4.5

The weighted-average fair value of options granted in 2003, 2002 and 2001 was CHF 15, CHF 20 and CHF 23 per share, respectively.

Note 33 Related Parties

For its 2003 and 2002 Financial Statements, the Group defines related parties as Associated companies, private equity investees, the Board of Directors, the Group Executive Board, close family members and enterprises which are controlled by these individuals through their majority shareholding or their role as chairman and / or CEO in those companies. In 2001, the Group Managing Board was also included in the above definition.

     The change in definition is due to the “Directive on Information Relating to Corporate Governance” issued by the SWX Swiss Exchange, effective from 1 July 2002 for all listed companies in Switzerland. Included in the new rules are specific disclosure requirements for members of the Board of Directors and “management board”. For UBS, the Group Executive Board meets the definition of “management board” under the directive. Members of the Group Managing Board, however, are excluded from the new SWX requirements. The modification is also a response to the expansion of the Group Executive Board and the Group Managing Board during 2002. The number of Group Executive Board members increased from six to ten and the Group Managing Board members from thirty to fifty-two.
     Amounts and share and option quantities for 2001 are based on the definition applied in that year.

a) Remuneration and equity holdings
The executive members of the Board of Directors have top-management employment contracts and receive pension benefits upon retirement. Total remuneration to the executive members of the Board of Directors and Group Executive Board recognized in the income statement including cash, shares and accrued pension benefits amounted to CHF 144.6 million in 2003 and CHF 131.8 million in 2002. Total compensation numbers exclude merger-related retention payments for the two ex-PaineWebber executives of CHF 21.1 million (USD 17.0 million) in 2003 and CHF 20.6 million (USD 14.9 million) in 2002. These retention payments were committed to at the time of the merger in 2000 and fully disclosed at the time. Total remuneration to the executive members of the Board of Directors, Group Executive Board and Group Managing Board including accrued pension benefits amounted to CHF 321.4 million in 2001.

     The external members of the Board of Directors do not have employment or service contracts with UBS, and thus are not entitled to benefits upon termination of their service on the Board of Directors. Total fees paid to these individuals for their services as external board members amounted to CHF 5.4 million in 2003, CHF 3.5 million in 2002 and CHF 3.3 million in 2001.
     The number of long-term stock options and warrants outstanding to the executive members of the Board of Directors and Group Executive Board from equity participation plans was 6,218,011 (equivalent to the same number of shares) and 120,264 (equivalent to 7,214 shares) at 31 December 2003 and 5,410,172 (equivalent to the same number of shares) and 24,558,529 (equivalent to 1,473,217 UBS shares) at 31 December 2002. The number of long-term stock options and warrants to these two groups plus the Group Managing Board amounted to 8,366,103 (equivalent to the same number of shares) and 60,578,417 (equivalent to 6,002,599 shares) at 31 December 2001. These plans are further explained in Note 32, Equity Participation Plans.
     The total number of shares held by members of the Board of Directors, the Group Executive Board and parties closely linked to them was 3,150,217 at 31 December 2003 and 2,139,371 at 31 December 2002. The total number of shares held by these two groups plus the Group Managing Board was 4,068,918 at 31 December 2001. No member of the Board of Directors or Group Executive Board is the beneficial owner of more than 1% of the Group’s shares at 31 December 2003.

b) Loans and advances to Board of Directors and senior executives
The outstanding balance of loans to the members of the Board of Directors, the Group Executive Board and close family members amounted to CHF 25.2 million at 31 December 2003 and CHF 28 million at 31 December 2002. In the past, executive members of the Board and GEB

Financial Statements
Notes to the Financial Statements

Note 33 Related Parties (continued)

members were granted loans, fixed advances and mortgages at the same terms and conditions that are available to other employees, based on terms and conditions granted to third parties adjusted for reduced credit risk. New loans and mortgages are now granted at general market conditions with no preferential rates, following the US Sarbanes-Oxley Act of 2002. Non-executive Board members are granted loans and mortgages at general market conditions.

c) Loans, advances to and transactions with significant associated companies

CHF million	31.12.03	31.12.02

Balance at the beginning of the year	40	65
Additions	48	10
Reductions	(25)	(35)

Balance at the end of the year	63	40

All loans and advances to associated companies are transacted at arm’s length. At 31 December 2003 and 2002, there were trading exposures and guarantees to significant associated companies of CHF 35 million and CHF 136 million, respectively. In addition, the Group routinely receives services from associated companies at arm’s length terms. For the years ended 31 December 2003, 31 December 2002 and 31 December 2001, the amount paid to significant associates for these services was CHF 106 million, CHF 60 million and CHF 98 million, respectively.

     During 2003, UBS sold its VISA acquiring business to Telekurs Holding AG, an associated company. UBS realized a CHF 90 million gain from this divestment.
     Note 36 provides a list of significant associates.

d) Loans, advances to and transactions with private equity investees

CHF million	31.12.03	31.12.02

Balance at the beginning of the year	338	489
Additions	153	328
Reductions	(125)	(479)

Balance at the end of the year	366	338

At 31 December 2003 and 31 December 2002, there were trading exposures and guarantees or commitments to private equity companies of CHF 23 million and CHF 73 million, respectively. In addition the Group purchased services from private equity companies at arm’s length terms for the years ended 31 December 2003, 31 December 2002 and 31 December 2001 in the amount of CHF 14 million, CHF 116 million and CHF 196 million, respectively.

Note 33 Related Parties (continued)

e) Other related party transactions

During 2003 and 2002, UBS entered into the following transactions at arm’s length with companies whose Chairman and / or CEO is an external member of the Board of Directors of UBS or of which an external director is a controlling shareholder.

     In 2003 and 2002 these companies included Unisys (Switzerland), a wholly owned subsidiary of Unisys Corporation (USA), J Sainsbury plc. (UK), Serono Group and its various subsidiary companies and Bertarelli & Cie (Switzerland). In 2003, in addition to those mentioned previously, related parties included Sika AG (Switzerland), Kedge Capital Partners Ltd. (Jersey) and Team Alinghi SA (Switzerland).

CHF million	2003		2002

Goods sold and services provided by related parties to UBS	43		54
Services provided to related parties by UBS (fees received)	7		13
Loans granted to related parties by UBS	79	[1]	140

1 Includes guarantees, contingent liabilities and committed credit facilities of CHF 58.5 million, but excludes uncommitted working capital facilities of CHF 119.6 million.

As part of its sponsorship of Team Alinghi, UBS paid CHF 12 million to AC 2003 SA during 2002. AC 2003 SA, whose controlling shareholder is UBS board member Ernesto Bertarelli, is Team Alinghi’s management company.

Financial Statements
Notes to the Financial Statements

Note 34 Sales of Financial Assets in Securitizations

During the years ended 31 December 2003, 2002 and 2001, UBS securitized (i.e., transformed owned financial assets into securities through sales transactions) residential mortgage loans and securities, commercial mortgage loans and other financial assets, acting as lead or co-manager. UBS’s continuing involvement in these transactions was primarily limited to the temporary retention of various security interests.

     Proceeds received at the time of securitization were as follows:

	Proceeds Received
CHF billion	31.12.03	31.12.02	31.12.01

Residential mortgage securitizations	131	143	68
Commercial mortgage securitizations	4	4	4
Other financial asset securitizations	2	6	3

Related pre-tax gains (losses) recognized, including unrealized gains (losses) on retained interests, at the time of securitization were as follows:

	Pre-tax gains / (losses) recognized
CHF million	31.12.03	31.12.02	31.12.01

Residential mortgage securitizations	338	524	113
Commercial mortgage securitizations	214	206	130
Other financial asset securitizations	2	(5)	21

At 31 December 2003 and 2002, UBS retained CHF 3.8 billion and CHF 5.2 billion, respectively in agency residential mortgage securities, backed by the Government National Mortgage Association (GNMA), the Federal National Mortgage Association (FNMA) and the Federal Home Loan Mortgage Corporation (FHLMC). The fair value of retained interests in residential mortgage securities is generally determined using observable market prices. Retained interests in other residential mortgage, commercial mortgage and other securities were not material at 31 December 2003 and 2002.

Note 35 Post-Balance Sheet Events

There have been no material post-balance sheet events which would require disclosure or adjustment to the 31 December 2003 Financial Statements.

     Bond issues have increased by CHF 697 million from the balance sheet date to 4 February 2004.
     On 4 February 2004, the Board of Directors reviewed the Financial Statements and authorized them for issue. These Financial Statements will be submitted to the Annual General Meeting of Shareholders to be held on 15 April 2004 for approval.

Note 36 Significant Subsidiaries and Associates

The legal entity group structure of UBS is designed to support the Group’s businesses within an efficient legal, tax, regulatory and funding framework. Neither the Business Groups of UBS (namely Wealth Management & Business Banking, Global Asset Management, Investment Bank and Wealth Management USA) nor Corporate Center are replicated in their own individual legal entities but rather they generally operate out of the parent bank, UBS AG, through its Swiss and foreign branches.

     The parent bank structure allows UBS to capitalize on the advantages offered by the use of one legal platform by all the Business Groups. It provides for the most cost-efficient and flexible structure and facilitates efficient allocation and use of capital, comprehensive risk management and straightforward funding processes.
     Where, usually due to local legal, tax or regulatory rules or due to additional legal entities joining the UBS Group via acquisition, it is either not possible or not efficient to operate out of the parent bank, then local subsidiary companies host the appropriate businesses. The significant operating subsidiary companies in the Group are listed below:

Footnotes
[1]	WM&BB: Wealth Management & Business Banking, Global AM: Global Asset Management, IB: Investment Bank, WM-US: Wealth Management USA, CC: Corporate Center.
[2]	Share Capital and Share Premium.

Significant subsidiaries

						Equity
				Share		interest
	Jurisdiction	Business		capital		accumu-
Company	of incorporation	Group [1]		in millions		lated in %

Aventic AG	Zurich, Switzerland	WM&BB	CHF	30.0		100.0
Banco UBS SA	Rio de Janeiro, Brazil	IB	BRL	52.9		100.0
BDL Banco di Lugano	Lugano, Switzerland	CC	CHF	50.0		100.0
BDL Banco di Lugano (Singapore) Ltd	Singapore, Singapore	CC	SGD	25.0		100.0
Brunswick UBS Ltd	George Town, Cayman Islands	IB	USD	25.0		50.0
Cantrade Private Bank
Switzerland (CI) Limited	St. Helier, Jersey	CC	GBP	0.7		100.0
Crédit Industriel SA	Zurich, Switzerland	WM&BB	CHF	10.0		100.0
Ehinger & Armand von Ernst AG	Zurich, Switzerland	CC	CHF	21.0		100.0
Factors AG	Zurich, Switzerland	WM&BB	CHF	5.0		100.0
Ferrier Lullin & Cie SA	Geneva, Switzerland	CC	CHF	30.0		100.0
GAM Holding AG	Zurich, Switzerland	CC	CHF	116.0		100.0
GAM Limited	Hamilton, Bermuda	CC	USD	2.0		100.0
Giubergia UBS SIM SpA	Milan, Italy	IB	EUR	15.1		50.0
Noriba Bank BSC	Manama, Bahrain	WM&BB	USD	10.0		100.0
PaineWebber Capital Inc	Delaware, USA	WM-US	USD	25.8	[2]	100.0
PT UBS Securities Indonesia	Jakarta, Indonesia	IB	IDR	25,000.0		93.4
SBC Wealth Management AG	Zug, Switzerland	CC	CHF	290.1		100.0
SBCI IB Limited	London, Great Britain	IB	GBP	100.0		100.0
SG Warburg & Co International BV	Amsterdam, the Netherlands	IB	GBP	40.5		100.0
Thesaurus Continentale
Effekten-Gesellschaft in Zürich	Zurich, Switzerland	WM&BB	CHF	30.0		100.0
UBS (Bahamas) Ltd	Nassau, Bahamas	WM&BB	USD	4.0		100.0
UBS (France) SA	Paris, France	WM&BB	EUR	10.7		100.0
UBS (Italia) SpA	Milan, Italy	WM&BB	EUR	42.0		100.0
UBS (Luxembourg) SA	Luxembourg, Luxembourg	WM&BB	CHF	150.0		100.0
UBS (Monaco) SA	Monte Carlo, Monaco	WM&BB	EUR	9.2		100.0
UBS (Trust and Banking) Limited	Tokyo, Japan	Global AM	JPY	10,900.0		100.0
UBS Advisory and
Capital Markets Australia Ltd	Sydney, Australia	IB	AUD	580.8	[2]	100.0
UBS Americas Inc	Delaware, USA	IB	USD	4,490.8	[2]	100.0
UBS Asesores SA	Panama, Panama	WM&BB	USD	–		100.0
UBS Australia Limited	Sydney, Australia	IB	AUD	50.0		100.0
UBS Bank (Canada)	Toronto, Canada	WM&BB	CAD	8.5		100.0
UBS Bank USA	Utah, USA	WM-US	USD	1,700.0	[2]	100.0
UBS Belgium SA / NV	Brussels, Belgium	WM&BB	EUR	14.5		100.0
UBS Beteiligungs-GmbH & Co KG	Frankfurt am Main, Germany	IB	EUR	398.8		100.0

Financial Statements
Notes to the Financial Statements

Note 36 Significant Subsidiaries and Associates (continued)

Significant subsidiaries (continued)

Footnotes
[1]	WM&BB: Wealth Management & Business Banking, Global AM: Global Asset Management, IB: Investment Bank, WM-US: Wealth Management USA, CC: Corporate Center.
[2]	Share Capital and Share Premium.

						Equity
				Share		interest
	Jurisdiction	Business		capital		accumu-
Company	of incorporation	Group [1]		in millions		lated in %

UBS Capital (Jersey) Ltd	St. Helier, Jersey	IB	GBP	226.0		100.0
UBS Capital AG	Zurich, Switzerland	IB	CHF	5.0		100.0
UBS Capital Americas Investments II LLC	Delaware, USA	IB	USD	130.0	[2]	100.0
UBS Capital Americas Investments III Ltd	George Town, Cayman Islands	IB	USD	61.1	[2]	100.0
UBS Capital Asia Pacific Limited	George Town, Cayman Islands	IB	USD	5.0		100.0
UBS Capital BV	Amsterdam, the Netherlands	IB	EUR	118.8	[2]	100.0
UBS Capital II LLC	Delaware, USA	IB	USD	2.6	[2]	100.0
UBS Capital Latin America LDC	George Town, Cayman Islands	IB	USD	113.0	[2]	100.0
UBS Capital LLC	Delaware, USA	IB	USD	378.5	[2]	100.0
UBS Capital SpA	Milan, Italy	IB	EUR	25.8		100.0
UBS Card Center AG	Glattbrugg, Switzerland	WM&BB	CHF	40.0		100.0
UBS Corporate Finance Italia SpA	Milan, Italy	IB	EUR	1.9		100.0
UBS Corporate Finance
South Africa (Proprietary) Limited	Sandton, South Africa	IB	ZAR	–		100.0
UBS Derivatives Hong Kong Limited	Hong Kong, China	IB	HKD	20.0		100.0
UBS Employee Benefits Trust Limited	St. Helier, Jersey	CC	CHF	–		100.0
UBS Equity Research Malaysia Sdn Bhd	Kuala Lumpur, Malaysia	IB	MYR	0.5		70.0
UBS España SA	Madrid, Spain	WM&BB	EUR	115.3		100.0
UBS Fiduciaria SpA	Milan, Italy	WM&BB	EUR	0.2		100.0
UBS Fiduciary Trust Company	New Jersey, USA	WM-US	USD	4.4	[2]	99.6
UBS Finance (Cayman Islands) Ltd	George Town, Cayman Islands	CC	USD	0.5		100.0
UBS Finance (Curação) NV	Willemstad, Netherlands Antilles	CC	USD	0.1		100.0
UBS Finance (Delaware) LLC	Delaware, USA	IB	USD	37.3	[2]	100.0
UBS Financial Services Inc.	Delaware, USA	WM-US	USD	1,672.3	[2]	100.0
UBS Financial Services
Incorporated of Puerto Rico	Hato Rey, Puerto Rico	WM-US	USD	31.0	[2]	100.0
UBS Finanzholding AG	Zurich, Switzerland	CC	CHF	10.0		100.0
UBS Fund Advisor LLC	Delaware, USA	WM-US	USD	–		100.0
UBS Fund Holding (Luxembourg) SA	Luxembourg, Luxembourg	Global AM	CHF	42.0		100.0
UBS Fund Holding (Switzerland) AG	Basel, Switzerland	Global AM	CHF	18.0		100.0
UBS Fund Management (Switzerland) AG	Basel, Switzerland	Global AM	CHF	1.0		100.0
UBS Fund Services (Cayman) Ltd	George Town, Cayman Islands	Global AM	USD	5.6		100.0
UBS Fund Services (Luxembourg) SA	Luxembourg, Luxembourg	Global AM	CHF	2.5		100.0
UBS Global Asset Management
(Americas) Inc	Delaware, USA	Global AM	USD	–		100.0
UBS Global Asset Management
(Australia) Ltd	Sydney, Australia	Global AM	AUD	8.0		100.0
UBS Global Asset Management
(Canada) Co	Halifax, Canada	Global AM	CAD	117.0		100.0
UBS Global Asset Management
(France) SA	Paris, France	WM&BB	EUR	2.1		100.0
UBS Global Asset Management
(Hong Kong) Limited	Hong Kong, China	Global AM	HKD	25.0		100.0
UBS Global Asset Management
(Italia) SIM SpA	Milan, Italy	Global AM	EUR	2.0		100.0
UBS Global Asset Management
(Japan) Ltd	Tokyo, Japan	Global AM	JPY	2,200.0		100.0
UBS Global Asset Management
(Singapore) Ltd	Singapore, Singapore	Global AM	SGD	4.0		100.0
UBS Global Asset Management
(Taiwan) Ltd	Taipei, Taiwan	Global AM	TWD	340.0		84.1
UBS Global Asset Management (US) Inc	Delaware, USA	Global AM	USD	35.2	[2]	100.0
UBS Global Asset Management Holding Ltd	London, Great Britain	Global AM	GBP	8.0		100.0

Note 36 Significant Subsidiaries and Associates (continued)

Significant subsidiaries continued)

Footnotes
[1]	WM&BB: Wealth Management & Business Banking, Global AM: Global Asset Management, IB: Investment Bank, WM-US: Wealth Management USA, CC: Corporate Center.
[2]	Share Capital and Share Premium.

						Equity
				Share		interest
	Jurisdiction	Business		capital		accumu-
Company	of incorporation	Group [1]		in millions		lated in %

UBS Global Trust Corporation	St. John, Canada	WM&BB	CAD	0.1		100.0
UBS International Holdings BV	Amsterdam, the Netherlands	CC	EUR	6.8		100.0
UBS International Inc	New York, USA	WM&BB	USD	34.3	[2]	100.0
UBS International Life Limited	Dublin, Ireland	WM&BB	EUR	1.0		100.0
UBS Invest Kapitalanlagegesellschaft mbH	Frankfurt am Main, Germany	Global AM	EUR	7.7		100.0
UBS Investment Bank AG	Frankfurt am Main, Germany	IB	EUR	155.7		100.0
UBS Investment Bank Nederland BV	Amsterdam, the Netherlands	IB	EUR	10.9		100.0
UBS Leasing AG	Brugg, Switzerland	WM&BB	CHF	10.0		100.0
UBS Life AG	Zurich, Switzerland	WM&BB	CHF	25.0		100.0
UBS Limited	London, Great Britain	IB	GBP	21.2		100.0
UBS Loan Finance LLC	Delaware, USA	IB	USD	16.7		100.0
UBS Mortgage Holdings LLC	Delaware, USA	WM-US	USD	–		100.0
UBS New Zealand Limited	Auckland, New Zealand	IB	NZD	7.5		100.0
UBS O’Connor LLC	Delaware, USA	Global AM	USD	1.0		100.0
UBS PaineWebber Life Insurance Company	California, USA	WM-US	USD	39.3	[2]	100.0
UBS Portfolio LLC	New York, USA	IB	USD	0.1		100.0
UBS Preferred Funding Company LLC I	Delaware, USA	IB	USD	–		100.0
UBS Preferred Funding Company LLC II	Delaware, USA	IB	USD	–		100.0
UBS Preferred Funding Company LLC III	Delaware, USA	IB	USD	–		100.0
UBS Preferred Funding Company LLC IV	Delaware, USA	IB	USD	–		100.0
UBS Principal Finance LLC	Delaware, USA	IB	USD	0.1		100.0
UBS Private Clients Australia Ltd	Melbourne, Australia	IB	AUD	53.9		100.0
UBS Real Estate Investments Inc	Delaware, USA	IB	USD	0.3		100.0
UBS Real Estate Securities Inc	Delaware, USA	IB	USD	0.4		100.0
UBS Realty Investors LLC	Connecticut, USA	Global AM	USD	9.3		100.0
UBS Securities (Thailand) Ltd	Bangkok, Thailand	IB	THB	400.0		100.0
UBS Securities Asia Limited	Hong Kong, China	IB	HKD	20.0		100.0
UBS Securities Australia Ltd	Sydney, Australia	IB	AUD	209.8	[2]	100.0
UBS Securities Canada Inc	Toronto, Canada	IB	CAD	10.0		50.0
UBS Securities España
Sociedad de Valores SA	Madrid, Spain	IB	EUR	15.0		100.0
UBS Securities France SA	Paris, France	IB	EUR	22.9		100.0
UBS Securities Hong Kong Limited	Hong Kong, China	IB	HKD	30.0		100.0
UBS Securities India Private Limited	Mumbai, India	IB	INR	237.8		75.0
UBS Securities International Limited	London, Great Britain	IB	GBP	18.0		100.0
UBS Securities Japan Ltd	George Town, Cayman Islands	IB	JPY	50,000.0		100.0
UBS Securities Limited	London, Great Britain	IB	GBP	140.0		100.0
UBS Securities LLC	Delaware, USA	IB	USD	2,141.4	[2]	100.0
UBS Securities Philippines Inc	Makati City, Philippines	IB	PHP	150.0		100.0
UBS Securities Singapore Pte Ltd	Singapore, Singapore	IB	SGD	55.0		100.0
UBS Securities South Africa
(Proprietary) Limited	Sandton, South Africa	IB	ZAR	87.1	[2]	100.0
UBS Trust (Canada)	Toronto, Canada	WM&BB	CAD	12.5		100.0
UBS Trust Company National Association	New York, USA	WM-US	USD	5.0	[2]	100.0
UBS Trustees (Bahamas) Ltd	Nassau, Bahamas	WM&BB	USD	2.0		100.0
UBS Trustees (Cayman) Ltd	George Town, Cayman Islands	WM&BB	USD	2.0		100.0
UBS Trustees (Jersey) Ltd	St. Helier, Jersey	WM&BB	GBP	–		100.0
UBS Trustees (Singapore) Limited	Singapore, Singapore	WM&BB	SGD	3.3		100.0
UBS UK Holding Limited	London, Great Britain	IB	GBP	5.0		100.0
UBS Wealth Management AG	Hamburg, Germany	WM&BB	EUR	51.0		100.0

Financial Statements
Notes to the Financial Statements

Note 36 Significant Subsidiaries and Associates (continued)

Consolidated companies: changes in 2003

Significant new companies

Giubergia UBS SIM SpA – Milan, Italy
SBC Wealth Management AG – Zug, Switzerland UBS Bank USA – Utah, USA
UBS International Life Limited – Dublin, Ireland
UBS Preferred Funding Company LLC IV – Delaware, USA

Deconsolidated companies

Significant deconsolidated companies	Reason for deconsolidation

Bank Ehinger & Cie AG – Basel, Switzerland	Merged
Cantrade Privatbank AG – Zurich, Switzerland	Merged
UBS (USA) Inc – Delaware, USA	Merged

Significant associates

		Equity interest	Share capital
Company	Industry	in %	in millions

Motor Columbus AG – Baden, Switzerland	Electricity	36	CHF	253
SIS Swiss Financial Services Group AG – Zurich, Switzerland	Financial	33	CHF	26
Telekurs Holding AG – Zurich, Switzerland	Financial	33	CHF	45
O’Connor Global Convertible Portfolio –	Private Investment
Luxembourg, Luxembourg	Company	60	USD	33	[1]
UBS Currrency Portfolio Ltd –	Private Investment
George Town, Cayman Islands	Company	20	USD	1,750	[1]
UBS Global Equity Arbitrage Ltd –	Private Investment
George Town, Cayman Islands	Company	52	USD	823	[1]
UBS Neutral Alpha Strategies Ltd –	Private Investment
George Town, Cayman Islands	Company	12	USD	695	[1]
Volbroker.com Limited – London, Great Britain	Financial	21	GBP	18

1 For Hedge Funds Net Asset Value instead of share capital.

None of the above investments carry voting rights that are significantly different from the proportion of shares held.

Note 37 Invested Assets and Net New Money

Invested assets include all client assets managed by or deposited with UBS for investment purposes only. They therefore exclude all assets held for purely transactional purposes. Assets included are, for example, managed fund assets, managed institutional assets, discretionary and advisory wealth management portfolios, fiduciary deposits, time deposits, savings accounts and wealth management securities or brokerage accounts. Custody-only assets and transactional cash or current accounts as well as non-bankable assets (e.g. art collections) and deposits from third-party banks for funding or trading purposes are excluded.

     Discretionary assets are defined as those where the bank decides on how a client’s assets are invested. Other invested assets are those where the client decides on how the assets are invested.
     When a single product is created in one Business Group and sold in another, it is counted in both the Business Group that does the investment management and the one that distributes it. This results in double counting within UBS total invested assets, as both Business Groups are providing a service independently to their respective clients, and both add value and generate revenue.

     Net new money is the net amount of invested assets that are acquired by the bank from new clients, invested assets that are lost when clients terminate their relationship with UBS and the inflows and outflows of invested assets from existing UBS clients. Interest and dividend income from invested assets is not included in the net new money result. Market and currency movements are also excluded, as are the effects resulting from any acquisition or divestment of a UBS subsidiary or business. Interest expense on loans result in net new money outflows.

CHF billion	31.12.03	31.12.02

Fund assets managed by UBS	339	322
Discretionary assets	511	446
Other invested assets	1,359	1,269

Total invested assets	2,209	2,037

thereof double count	287	295

Net new money	61.6	36.9

Note 38 Currency Translation Rates

The following table shows the principal rates used to translate the financial statements of foreign entities into Swiss francs:

	Spot rate		Average rate
	As at		Year ended
	31.12.03	31.12.02	31.12.03	31.12.02	31.12.01

1 USD	1.24	1.38	1.34	1.54	1.69
1 EUR	1.56	1.45	1.54	1.46	1.50
1 GBP	2.22	2.23	2.20	2.33	2.44
100 JPY	1.15	1.17	1.16	1.24	1.40

Financial Statements
Notes to the Financial Statements

Note 39 Swiss Banking Law Requirements

The consolidated financial statements of UBS are prepared in accordance with International Financial Reporting Standards. Set out below are the significant differences regarding recognition and measurement between IFRS and the provisions of the Banking Ordinance and the Guidelines of the Swiss Banking Commission governing financial statement reporting pursuant to Article 23 through Article 27 of the Banking Ordinance.

1. Financial investments

Under IFRS, available-for-sale financial investments are carried at fair value. Changes in fair value are recorded directly in Shareholders’ equity until an investment is sold, collected or otherwise disposed of, or until an investment is determined to be impaired. At the time an available-for-sale investment is determined to be impaired, the cumulative unrealized loss previously recognized in Shareholders’ equity is included in net profit or loss for the period. On disposal of a financial investment, the difference between the net disposal proceeds and the carrying amount plus any attributable unrealized gain or loss balance recognized in Shareholders’ equity, is included in net profit or loss for the period.

     Under Swiss law, financial investments are carried at the lower of cost or market value. Reductions to market value below cost and reversals of such reductions as well as gains and losses on disposal are included in Other income.

2. Cash flow hedges

The Group uses derivative instruments to hedge against the exposure from varying cash flows receivable and payable. Under IFRS, when hedge accounting is applied for these instruments, the unrealized gain or loss on the effective portion of the derivatives is recorded in Shareholders’ equity until the hedged cash flows occur, at which time the accumulated gain or loss is realized and released to income.
     Under Swiss law, the unrealized gains or losses on the effective portion of the derivative instruments used to hedge cash flow exposures are deferred on the balance sheet as assets or liabilities. The deferred amounts are released to income when the hedged cash flows occur.

Note 40 Reconciliation of International Financial Reporting Standards (IFRS) to United States Generally Accepted Accounting Principles (US GAAP)

Note 40.1 Valuation and income recognition differences between IFRS and US GAAP

The consolidated financial statements of UBS have been prepared in accordance with IFRS. The principles of IFRS differ in certain respects from United States Generally Accepted Accounting Principles (“US GAAP”). The following is a summary of the relevant significant accounting and valuation differences between IFRS and US GAAP.

a. Purchase accounting (merger of Union Bank of Switzerland and Swiss Bank Corporation)

Under IFRS, the 1998 merger of Union Bank of Switzerland and Swiss Bank Corporation was accounted for under the uniting of interests method. The balance sheets and income statements of the banks were combined, and no adjustments were made to the carrying values of the assets and liabilities. Under US GAAP, the business combination creating UBS AG is accounted for under the purchase method with Union Bank of Switzerland being considered the acquirer. Under the purchase method, the cost of acquisition is measured at fair value and the acquirer’s interests in identifiable tangible assets and liabilities of the acquiree are restated to fair values at the date of acquisition. Any excess consideration paid over the fair value of net tangible assets acquired is allocated, first to identifiable intangible assets based on their fair values, if determinable, with the remainder allocated to goodwill.

Goodwill and intangible assets

For US GAAP purposes, the excess of the consideration paid for Swiss Bank Corporation over the fair value of the net tangible assets received has been recorded as goodwill and was amortized on a straight-line basis using a weighted-average life of 13 years from 29 June 1998 to 31 December 2001.
     Under US GAAP until 31 December 2001, goodwill acquired before 30 June 2001 was capitalized and amortized over its estimated useful life with adjustments for any impairment.

     On 1 January 2002, UBS adopted SFAS 141, “Business Combinations” and SFAS 142, “Goodwill and Other Intangible Assets”. SFAS 141 requires reclassification of intangible assets to goodwill which no longer meet the recognition criteria under the new standard. SFAS 142 requires that goodwill and intangible assets with indefinite lives no longer be amortized but be tested annually for impairment. Identifiable intangible assets with finite lives will continue to be amortized. Upon adoption, the amortization charges related to the 1998 business combination of Union Bank of Switzerland and Swiss Bank Corporation ceased to be recorded under US GAAP.

     In 2003 and 2002, goodwill recorded under US GAAP was reduced by CHF 39 million and CHF 43 million respectively, due to recognition of deferred tax assets of Swiss Bank Corporation which had previously been subject to valuation reserves.

Other purchase accounting adjustments

The restatement of Swiss Bank Corporation’s net assets to fair value in 1998 resulted in decreasing net tangible assets by CHF 1,077 million for US GAAP. This amount is being amortized over periods ranging from two years to 20 years.

b. Reversal of IFRS goodwill amortization

The adoption of SFAS 142 “Goodwill and Intangible Assets” resulted in two new reconciling items: 1) Intangible assets on the IFRS balance sheet with a book value of CHF 1.8 billion at 31 December 2001 were reclassified to goodwill for US GAAP; 2) The amortization of IFRS goodwill and the intangible assets reclassified to goodwill for US GAAP (CHF 831 million and CHF 1,017 million for the years ended 31 December 2003 and 31 December 2002, respectively) was reversed for US GAAP.

     Had UBS been required to adopt SFAS 142 for its US GAAP Financial Statements in 2001, reported Net profit and Earnings per share would have been as follows:

Financial Statements
Notes to the Financial Statements

CHF million, except for per share data
For the year ended	31.12.03	31.12.02	31.12.01

Reported Net profit under US GAAP	6,513	5,546	3,234
Add back: SBC purchase accounting goodwill	0	0	1,657
Add back: Amortization of intangibles reclassified to goodwill for US GAAP and / or IFRS goodwill	0	0	886

Adjusted net profit under US GAAP	6,513	5,546	5,777

Reported basic earnings per share under US GAAP	5.83	4.59	2.58
Add back: SBC purchase accounting goodwill	0.00	0.00	1.32
Add back: Amortization of intangibles reclassified to goodwill for US GAAP and / or IFRS goodwill	0.00	0.00	0.71

Adjusted basic earnings per share under US GAAP	5.83	4.59	4.61

Reported diluted earnings per share under US GAAP	5.72	4.51	2.46
Add back: SBC purchase accounting goodwill	0.00	0.00	1.30
Add back: Amortization of intangibles reclassified to goodwill for US GAAP and / or IFRS goodwill	0.00	0.00	0.70

Adjusted diluted earnings per share under US GAAP	5.72	4.51	4.46

The table below shows the estimated, aggregated amortization expenses for other intangible assets, which are still subject to an annual amortization, on a US GAAP basis:

CHF million

Estimated, aggregated amortization expense for:
2004	93
2005	90
2006	77
2007	70
2008	69
2009 and thereafter	775

Total	1,174

c. Restructuring provision

Under IFRS, restructuring provisions are recognized when a legal or constructive obligation has been incurred. In 1997, a CHF 7,000 million restructuring provision was recognized to cover personnel, IT, premises and other costs associated with combining and restructuring the merged banks. A further CHF 300 million provision was recognized in 1999, reflecting the impact of increased precision in the estimation of certain leased and owned property costs.

     Under US GAAP, the criteria for establishing restructuring provisions were more stringent than under IFRS prior to 2000. For US GAAP, the aggregate CHF 7,300 million restructuring provision was reversed. As a result of the business combination with Swiss Bank Corporation and the decision to combine and streamline certain activities of the banks for the purpose of reducing costs and improving efficiencies, Union Bank of Switzerland recognized a restructuring provision of CHF 1,575 million during 1998 for US GAAP. CHF 759 million of this provision related to estimated costs for restructuring the operations and activities of Swiss Bank Corporation, and that amount was recorded as a liability of the acquired business. The remaining CHF 816 million of estimated costs were charged to restructuring expense during 1998. The US GAAP restructuring provision was increased by CHF 600 million and CHF 130 million in 1999 and 2000, respectively.

     During 2001, CHF 112 million restructuring costs were expensed as incurred under US GAAP. These costs were already part of the restructuring provision under IFRS, but were not eligible for recognition under US GAAP until 2001. The restructuring plan was completed and the remaining balance of the US GAAP restructuring provision was used substantially in accordance with previously disclosed plans. At 31 December 2001, the restructuring provision for both IFRS and US GAAP has been fully utilized.

d. Derivative instruments

Derivative instruments held or issued for hedging activities

On 1 January 2001, UBS adopted IAS 39 for its IFRS Financial Statements and SFAS 133, “Accounting for Derivative Instruments and Hedging Activities” for its US GAAP Financial Statements. These standards introduced new rules for the accounting and reporting of derivative instruments, including certain derivative instruments embedded in other contracts, and of hedging activities. The adoption of SFAS 133 did not result in any transition items for UBS on 1 January 2001 as it previously did not apply hedge accounting under US GAAP for derivative instruments.
     With the adoption of IAS 39 on 1 January 2001, an opening adjustment was made in 2001 to reduce Retained earnings by CHF 61 million, consisting of CHF 19 million reflecting the impact of the new hedge accounting rules and CHF 42 million reflecting the impact of remeasuring assets to either amortized cost or fair value as required under the standard. For US GAAP purposes, the first adjustment was not required (because all derivatives were already recorded in the Income statement prior to 1 January 2001) and was reversed, and the second adjustment was recorded in the Income statement.
     Under IAS 39, UBS is permitted to hedge interest rate risk based on forecast cash inflows and outflows on a group basis. For this purpose, UBS accumulates information about financial assets and financial liabilities, which is then used to estimate and aggregate cash flows and to schedule the future periods in which these cash flows are expected to occur. Appropriate derivative instruments are then used to hedge the estimated future cash flows. SFAS 133 does not permit hedge accounting for hedges of future cash flows determined by this methodology. Accordingly, for US GAAP such items continue to be carried at fair value with changes in fair value recognized in Net trading income.
     Since 1 January 2001, UBS’s derivative hedging relationships have been treated the same under both IFRS and US GAAP, except for hedges of interest rate risk of forecast cash flows on a group basis as mentioned in the previous paragraph.

     In addition, amounts deferred under previous hedging relationships that now do not qualify as hedges under IAS 39 are being amortized against IFRS net profit over the remaining life of the hedging relationship. Such amounts have been reversed for US GAAP as they have never been treated as hedges.

Derivative instruments indexed to UBS shares

US GAAP, like IFRS, generally requires that derivatives instruments indexed to a company’s own shares be recorded as an equity instrument in Shareholders’ equity if gross physical settlement is required in its own shares or if the company has the choice to settle the instrument by delivery or receipt of its own shares. If, however, the instrument requires cash settlement or if the counterparty may choose cash settlement, then the instrument must be classified as a derivative, with changes in fair value recorded in income.
     Derivative classification is also required under US GAAP if a company may not have sufficient issuable shares available to settle a contract in its own shares. This is determined by the maximum number of shares a company could be forced to issue to settle a contract. Under IFRS, however, such contracts are recorded as equity instruments in Shareholders’ equity.
     In 2003 and 2001, UBS had no instruments indexed to its own shares for which the accounting treatment under US GAAP differed from IFRS, so there was no reconciling item for these derivative instruments. In 2002, however, UBS issued net-share settled put options as part of its share repurchases in 2002. Such contracts are recorded under IFRS as equity instruments in Shareholders’ equity and under US GAAP as derivatives with changes in fair value reflected in Net income. Such contracts increased US GAAP Net income by CHF 12 million in 2002.
     Trading income of CHF 22 million under both IFRS and US GAAP in 2003, CHF 125 million under IFRS (CHF 137 million under US GAAP) in 2002 and CHF 261 million under both IFRS and US GAAP in 2001 was recorded in the financial statements from trading in potentially cash settled derivative instruments indexed to UBS shares.

Financial Statements
Notes to the Financial Statements

Bifurcation of embedded issuer calls out of structured debt instruments

UBS issues certain structured debt instruments that contain an embedded issuer call option. If the embedded derivatives contained in the structured debt are not clearly and closely related to the host debt instrument, IFRS requires that a combined derivative is separated, including the issuer call, and accounted for as a stand-alone derivative contract. Under US GAAP, however, certain issuer calls must remain with the host contract and are therefore not separated. This results in different values of the bifurcated derivatives and the related host contracts. Because the host contract under US GAAP includes the issuer call option, and therefore, its fair value changes differently from the host contract under IFRS, hedge effectiveness criteria under US GAAP can generally not be met for those contracts that are hedged under IFRS. The impact of not separating these issuer call features including the disallowance of the hedge accounting was to increase US GAAP Net income by CHF 14 million before tax at 31 December 2003 and to reduce US GAAP Net income by CHF 55 million before tax at 31 December 2002.

e. Financial investments and private equity

Financial investments available for sale

With the adoption of IAS 39 on 1 January 2001, the accounting for financial investments available for sale generally became the same under IFRS and US GAAP. Three exceptions exist, however: 1) Non-marketable equity financial investments (excluding private equity investments discussed below), which are classified as available for sale and carried at fair value under IFRS, continue to be carried at cost less “other than temporary” impairments under US GAAP. The opening adjustment and subsequent changes in fair value recorded directly in Shareholders’ equity on non-marketable equity financial instruments due to the implementation of IAS 39 have been reversed under US GAAP to reflect the difference between the two standards in measuring such investments. 2) Writedowns on impaired assets can be fully or partially reversed under IFRS if the value of the impaired assets increases. Such reversals of impairment writedowns are not allowed under US GAAP. Reversals under IFRS were not significant in 2003, 2002 or 2001. 3) Private equity investments, as described below.

Private equity investments

Since the adoption of IAS 39 on 1 January 2001, UBS has accounted for private equity investments as available-for-sale securities in its primary Financial Statements under IFRS, with changes in fair value recognized in Shareholders’ equity. Under US GAAP, these investments continued to be accounted for at cost less “other than temporary” impairments.
     On 1 January 2002, UBS adopted the provisions of SFAS 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” for its US GAAP Financial Statements. The statement primarily addresses financial accounting and reporting for the impairment or disposal of long-lived assets. In addition, SFAS 144 eliminated the exception to consolidation for subsidiaries for which control is likely to be temporary, as previously contained in Accounting Research Bulletin 51 “Consolidated Financial Statements” as amended by SFAS 94 “Consolidation of All Majority-Owned Subsidiaries”. Therefore, on adopting SFAS 144, UBS changed its US GAAP accounting for certain private equity investments by accounting for those investments held within separate investment subsidiaries in accordance with the “AICPA Audit and Accounting Guide, Audits of Investment Companies”. The effect of this change for US GAAP reporting purposes is that certain private equity investments are now recorded at fair value, with changes in fair value recognized in US GAAP net profit. The remaining private equity investments continue to be accounted for at cost less “other than temporary” impairment.
     For the IFRS to US GAAP reconciliation, fair value adjustments on certain private equity investments recorded directly in Shareholders’ equity under IFRS had to be shown in the Income statement for US GAAP purposes. At 1 January 2002, the date of adoption of SFAS 144, the cumulative effect of this change in accounting on US GAAP net profit was an increase of CHF 639 million, after tax. For the years ended 31 December 2003 and 31 December 2002, the effect of applying the new standard on the reconciliation of IFRS net profit to US GAAP was to decrease US GAAP net profit by an additional CHF 19 million, after tax and to increase US GAAP net profit by CHF 83 million, after tax, respectively.
     The pro-forma Net profit assuming that the change in accounting principle were applied retroactively would be as follows:

CHF million, except for per share data	pro-forma	pro-forma	pro-forma
For the year ended	31.12.03	31.12.02	31.12.01

Net profit under US GAAP	6,513	4,907	2,763
Basic earnings per share	5.83	4.06	2.21
Diluted earnings per share	5.72	3.99	2.09

See Note 2 for information regarding impairment charges recorded for private equity investments.

f. Pension plans

Under IFRS, UBS recognizes pension expense based on a specific method of actuarial valuation used to determine the projected plan liabilities for accrued service, including future expected salary increases, and expected return on plan assets. Plan assets are recorded at fair value and are held in a separate trust to satisfy plan liabilities. Under IFRS the recognition of a prepaid asset is subject to certain limitations, and any unrecognized prepaid asset is recorded as pension expense. US GAAP does not allow a limitation on the recognition of prepaid assets recorded in the Balance sheet.

     Under US GAAP, pension expense is based on the same actuarial method of valuation of liabilities and assets as under IFRS. Differences in the amounts of expense and liabilities (or prepaid assets) exist due to different transition date rules, stricter provisions for recognition of a prepaid asset, and the treatment of the 1998 merger of Union Bank of Switzerland and Swiss Bank Corporation.
     In addition, under US GAAP, if the fair value of plan assets falls below the accumulated benefit obligation (which is the current value of accrued benefits without allowance for future salary increases), an additional minimum liability must be shown in the balance sheet. If an additional minimum liability is recognized, an equal amount will be recognized as an intangible asset up to the amount of any unrecognized past service cost. Any amount not recognized as an intangible asset is reported in Other comprehensive income. The additional minimum liability required under US GAAP amounts to CHF 306 million, CHF 1,225 million and CHF 306 million as at 31 December 2003, 2002 and 2001, respectively. The amount recognized in intangible assets was CHF 0 million, CHF 2 million and CHF 3 million and the amount recognized in Other comprehensive income before tax was CHF 306 million, CHF 1,223 million and CHF

303 million as at 31 December 2003, 2002 and 2001, respectively.

g. Other post-retirement benefit plans

Under IFRS, UBS has recorded expenses and liabilities for post-retirement, medical and life insurance benefits, determined under a methodology similar to that described above under pension plans.

     Under US GAAP, expenses and liabilities for post-retirement medical and life insurance benefits are determined under the same methodology as under IFRS. Differences in the levels of expenses and liabilities have occurred due to different transition date rules and the treatment of the merger of Union Bank of Switzerland and Swiss Bank Corporation under the purchase method.

h. Equity participation plans

IFRS does not specifically address the recognition and measurement requirements for equity participation plans.

     US GAAP permits the recognition of compensation cost on the grant date for the estimated fair value of equity instruments issued (SFAS 123) or based on the intrinsic value of equity instruments issued (Accounting Principles Board “APB” No. 25), with the disclosure of the pro-forma effects of equity participation plans on net profit and earnings per share, as if the fair value had been recorded on the grant date. Under IFRS, UBS recognizes only intrinsic values at the grant date with subsequent changes in value not recognized. Under US GAAP, UBS applies the APB No. 25 intrinsic value method, which requires adjustments to intrinsic values subsequent to the grant date in certain circumstances.
     The shares and other diversified instruments of UBS’s equity participation plans are held in trusts on behalf of the participants. Certain of these trusts are recorded on UBS’s balance sheet for US GAAP presentation, the effect of which is

Financial Statements
Notes to the Financial Statements

to increase assets by CHF 460 million and CHF 396 million, liabilities by CHF 483 million and CHF 429 million, and decrease Shareholders’ equity by CHF 23 million and CHF 33 million (for UBS AG shares held by the trusts which are treated as treasury shares) at 31 December 2003 and 2002 respectively.

     For US GAAP, certain of UBS’s option awards have been determined to be variable pursuant to APB No. 25, primarily because they may be settled in cash or because UBS has offered to hedge the value of the award. The effect of applying variable accounting to the option awards in the US GAAP reconciliation for the years ended 31 December 2003, 2002 and 2001, is a CHF 28 million increase in compensation expense, CHF 51 million decrease in compensation expense and CHF 30 million decrease in compensation expense, respectively. In addition, certain of UBS’s share plans have been deemed variable under APB No. 25 or required a new expense measurement date due to diversification or cash settlement of awards. Additional expense was also recorded related to social tax payments on equity instruments recorded directly in Shareholders’ equity for IFRS. For US GAAP, the net effect of these transactions is an increase to compensation expense of CHF 118 million, a decrease to compensation expense of CHF 12 million, and an increase to compensation expense of CHF 41 million for the years ended 31 December 2003, 2002 and 2001, respectively.

i. Software capitalization

Under IFRS, effective 1 January 2000, certain costs associated with the acquisitions or development of internal-use software had to be capitalized. Once the software was ready for its intended use, the costs capitalized were amortized to the Income statement over the estimated life of the software. Under US GAAP, the same principle applied, however this standard was effective 1 January 1999. For US GAAP, the costs associated with the acquisition or development of internal-use software that met the US GAAP software capitalization criteria in 1999 were reversed from Operating expenses and amortized over a life of two years from the time that the software was ready for its intended use. From 1 January 2000, the only remaining recon-

ciliation item was the amortization of software capitalized in 1999 for US GAAP purposes. At 31 December 2002, this amount was fully utilized and there is no longer a difference between IFRS and US GAAP.

j. Consolidation of Variable Interest Entities (VIEs)

US GAAP, like IFRS, generally requires consolidation of entities on the basis of controlling a majority of voting rights. In certain situations, control over the majority of voting rights is not a reliable indicator of the need to consolidate, such as when there are no voting rights, or when voting rights and exposure to risks and rewards are largely disproportionate. However, there are differences in the approach of IFRS and US GAAP to those situations.

     Under IFRS, the assessment of control over an entity is based on controlling a majority of voting rights, or, if control is exercised through other means, consideration is given to the substance of the relationship. Indicators of these situations include: predetermination of the entity’s activities; the entity’s activities being conducted on behalf of the enterprise; decision-making powers being held by the enterprise; the right to obtain the majority of the benefits or be exposed to the risks inherent in the activities of the entity; or retaining the majority of the residual or ownership risks related to the entity’s assets in order to obtain benefits from its activities.
     US GAAP consolidation considerations are subject to FASB interpretation FIN 46, “Consolidation of Variable Interest Entities”, an interpretation of Accounting Research Bulletin No. 51, which was issued on 17 January 2003. A revised version of FIN 46 was issued in December 2003.
     FIN 46 requires that control over an entity be assessed first based on voting interests. If voting interests do not exist or differ significantly from economic interests, then an entity is considered to be a “Variable Interest Entity” (“VIE”). Specifically, VIEs are entities in which the equity investors:
–	do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties
–	do not have the characteristics of a controlling financial interest

–
have voting rights that are not proportionate to their economic interests, and the activities of the entity involve or are conducted on behalf of an investor with disproportionately small voting interest.

     FIN 46 requires an enterprise – the “primary beneficiary” – to consolidate a VIE if it has variable interests that will absorb a majority of the VIE’s “expected losses”, receive a majority of the VIE’s “expected residual returns”, or both. In addition, the primary beneficiary is required to make certain disclosures in relation to the VIE.
     FIN 46 requires an enterprise which is the holder of a “significant variable interest” to provide certain disclosures in relation to its involvement with the VIE. UBS considers its variable interests to be significant if it expects to receive more than 20% of a VIE’s expected losses, expected residual returns, or both.
     At 31 December 2003, FIN 46 applies to UBS’s US GAAP financial statements with respect to transitional disclosure requirements and the consolidation and disclosure of VIEs created after 31 January 2003, in which UBS is the primary beneficiary.
     In many cases the assessment of consolidation under IFRS and US GAAP is the same, however the application of FIN 46 for US GAAP purposes results in certain differences from IFRS. The result of consolidating certain entities at 31 December 2003 for US GAAP purposes, which are not otherwise consolidated in UBS’s primary consolidated Financial Statements under IFRS, has been a CHF 4.1 billion increase in the US GAAP Balance sheet.
     A discussion of FIN 46 measurement requirements, the disclosure and consolidation in the US GAAP Balance sheet of VIEs created after 31 January 2003 in which UBS is the primary beneficiary, and FIN 46 transitional disclosures, are set out in Note 41.1.

k. Recently issued US accounting standards

On 1 January 2003, UBS adopted SFAS 145, Rescission of FASB Statements 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. The adoption of this new accounting standard did not affect the Financial Statements for the year ended 31 December 2003.

     On 1 January 2003, UBS adopted FASB Interpretation No. (FIN) 45, Guarantor’s Accounting

and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 requires that a liability be recognized at inception of certain guarantees equal to the fair value of the obligation assumed, which extends over the period of the guarantee. FIN 45 is applicable prospectively for certain guarantees issued or modified after 31 December 2002. The adoption of FIN 45 had no material impact on the results of operations and financial position of UBS.

     In April 2003, the FASB issued SFAS 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. The new standard amends Statement 133 for decisions made as part of the Derivatives Implementation Group process that effectively required amendments to SFAS 133, but more importantly in relation to the definition of a derivative. SFAS 149 is effective prospectively for contracts entered into or modified after 30 June 2003, and for hedging relationships designated after 30 June 2003. The adoption of the new standard by UBS had no material effect on the 2003 Financial Statements prepared in accordance with US GAAP.
     In May 2003, the FASB issued SFAS 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. The new standard is applicable to free-standing financial instruments which embody obligations for the issuer and changes their classification from equity to liabilities or assets in the following situations:
–	for a financial instrument linked to an entity’s own shares that embodies an obligation to repurchase the equity shares or settle the obligation by transferring assets.
–
for an obligation that the entity must or may settle by issuing a variable number of its equity shares whereby the counterparty receiving the equity shares has no or only little exposure to changes in the entity’s share price.

–	for an instrument whose fair value is inversely related to the change in fair value of the entity’s equity shares, for example a written put option that could be net share settled.
     SFAS 150 does not apply to financial instruments with embedded conversion features, conditional redemption features or other embedded features in financial instruments that are not derivatives in their entirety. UBS has adopted SFAS 150 as at 1 June 2003 for financial instru-

Financial Statements
Notes to the Financial Statements

ments entered into or modified after that date, and adopted the standard as at 1 July 2003 for financial instruments entered into on or before 31 May 2003.

     At 31 December, 2003, UBS had no financial instruments outstanding that were within the scope of SFAS 150, nor had it entered into transactions after 31 May 2003, that were settled on or before 31 December 2003, and would have been accounted for under the new standard. Therefore, the adoption of SFAS 150 had no impact on UBS’s 2003 Financial Statements prepared in accordance with US GAAP.
     In November 2003, the FASB’s Emerging Issues Task Force (EITF) issued EITF 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. The Task Force reached a consensus that the following disclosures are required for debt and marketable equity securities classified as available-for-sale or held-to-maturity under Statements 115 and 124 that are impaired at the balance sheet date but for which an other-than-temporary impairment has not been recognized. For those investments with unrealized losses that have not been recognized as other-than-temporary impairments, the investor should disclose:
     a) Quantitative information, aggregated by each category of financial investment that the investor discloses in tabular form:
–	the aggregate amount of unrealized losses (that is, the amount by which cost or amortized cost exceeds fair value) and
–	the aggregate related fair value of investments with unrealized losses.
     The disclosures above should be segregated by those investments that have been in a continuous unrealized loss position for less than 12 months and those that have been in a continuous unrealized loss position for 12 months or longer.
     b) Additional information, in narrative form, that provides sufficient information to understand the quantitative disclosures and the information that the investor considered (both positive and negative) in reaching the conclusion that the impairments are not other-than-temporary. This disclosure could include:
–	the nature of the investment(s)
–	the cause(s) of the impairment(s)
–	the number of investment positions that are in an unrealized loss position
–	the severity and duration of the impairment(s)
–
other evidence considered by the investor in reaching its conclusion that the investment(s) is not other-than-temporarily impaired, including, for example, industry analyst reports, sector credit ratings, volatility of the security’s market price, and / or any other information that the investor considers relevant.

     EITF 03-1 is effective for financial years ending after 15 December 2003. UBS has included these additional disclosures in Note 12 Financial Investments.
     In December 2003, the FASB issued revised SFAS 132, Employers’ Disclosures about Pensions and Other Postretirement Benefits. Except for some of the new disclosures, this revised standard is effective for financial years ending after 15 December 2003. Additional disclosures required under the revised standard include information about major categories of assets held by benefit plans, a narrative description of the investment strategy and how the expected long-term rate of return on plan assets has been determined, the accumulated benefit obligation, benefits expected to be paid in each of the next five financial years and the aggregate for the five financial years thereafter, the measurement dates for the benefit plans, and the employer’s best estimate of contributions expected to be paid to the plan during the next financial year. Those new disclosures which are effective for the year ended 31 December 2003, are included in Note 31 Pension and Other Post-Retirement Benefit Plans. Revised SFAS 132 requires that certain disclosures are made in interim financial statements starting in 2004. The components of periodic pension cost and employer’s contribution paid or expected to be paid during the current fiscal year have to be disclosed.
     In December 2003, the “Medicare Prescription Drug, Improvement and Modernization Act of 2003” was passed in the USA, which adds prescription drug coverage for Medicare-eligible employees. Since the Group sponsors post-retirement health care plans in the USA, the Group has a range of options for coordinating with the new government-sponsored program, including supplementing the government program on a secondary payer basis or accepting a direct subsidy from the government to support a portion of the cost of the employer’s program.

     Pursuant to guidance included in FASB Staff Position FAS 106-1, the Group has chosen to defer recognition of the potential effects of the Act. This decision was made largely due to the number of open issues about various provisions of the Act and a lack of authoritative accounting guidance concerning certain technical matters. Therefore, the retiree health obligation and cost reported in these Financial Statements and the accompanying notes as at and for the year ended 31 December 2003 do not yet reflect any poten-

tial impact of the Act. Specific authoritative guidance on the accounting for the government subsidy is pending and that guidance, when issued, could require the Group to change previously reported information. It is expected that a change would decrease the obligation and cost attributable to post-retirement medical coverage.

     Several other interpretations and FASB Staff Positions were recently issued, none of which has or is expected to have a material impact on UBS’s Financial Statements.

Note 40.2 Reconciliation of IFRS Shareholders’ equity and Net profit to US GAAP

	Note 40.1	Shareholders' equity		Net profit
CHF million	Reference	31.12.03	31.12.02	31.12.03	31.12.02	31.12.01

Amounts determined in accordance with IFRS		35,446	38,991	6,385	3,535	4,973
Adjustments in respect of:
SBC purchase accounting goodwill and other purchase accounting adjustments	a	15,196	15,285	(89)	(128)	(1,614)
Reversal of IFRS goodwill amortization	b	1,825	1,017	808	1,017	0
Restructuring provision	c	0	0	0	0	(112)
Derivative instruments	d	(94)	(138)	188	354	25
Financial investments and private equity	e	(84)	(30)	(159)	767	0
Pension plans	f	1,303	621	(235)	(156)	119
Other post-retirement benefit plans	g	(1)	(1)	0	7	8
Equity participation plans	h	(112)	(164)	(152)	63	(12)
Software capitalization	i	0	0	0	(60)	(169)
Consolidation of variable interest entities (VIEs)	j	(10)	0	(10)	0	0
Tax adjustments		(295)	(5)	(223)	147	16

Total adjustments		17,728	16,585	128	2,011	(1,739)

Amounts determined in accordance with US GAAP		53,174	55,576	6,513	5,546	3,234

Note 40.3 Earnings per share

Under both IFRS and US GAAP, basic earnings per share (“EPS”) are computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding. Diluted EPS include the determinants of basic EPS and, in addition, gives effect to dilutive potential common shares that were outstanding during the period.

     The computations of basic and diluted EPS for the years ended 31 December 2003, 31 December 2002 and 31 December 2001 are presented in the following table.

	31.12.03		31.12.02		31.12.01
For the year ended	US GAAP	IFRS	US GAAP	IFRS	US GAAP	IFRS

Net profit available for ordinary shares (CHF million)	6,513	6,385	5,546	3,535	3,234	4,973
Net profit for diluted EPS (CHF million)	6,514	6,386	5,520	3,515	3,135	4,874
Weighted-average shares outstanding	1,116,602,289	1,116,953,623	1,208,055,132	1,208,586,678	1,251,180,815	1,266,038,193
Diluted weighted-average shares outstanding	1,138,800,625	1,138,800,625	1,222,862,165	1,223,382,942	1,273,720,560	1,288,577,938
Basic earnings per share (CHF)	5.83	5.72	4.59	2.92	2.58	3.93
Diluted earnings per share (CHF)	5.72	5.61	4.51	2.87	2.46	3.78

Financial Statements
Notes to the Financial Statements

Note 40.4 Presentation differences between IFRS and US GAAP

In addition to the differences in valuation and income recognition, other differences, essentially related to presentation, exist between IFRS and US GAAP. Although there is no impact on IFRS and US GAAP reported Shareholders’ equity and Net profit due to these differences, it may be useful to understand them to interpret the financial statements presented in accordance with US GAAP. The following is a summary of presentation differences that relate to the basic IFRS financial statements.

1. Settlement date vs. trade date accounting

UBS’s transactions from securities activities are recorded under IFRS on the settlement date. This results in recording a forward transaction during the period between the trade date and the settlement date. Forward positions relating to trading activities are revalued to fair value and any unrealized profits and losses are recognized in Net profit.
     Under US GAAP, trade date accounting is required for spot purchases and sales of securities. Therefore, all such transactions with a trade date on or before the balance sheet date with a settlement date after the balance sheet date have been recorded at trade date for US GAAP. This has resulted in receivables and payables to broker-dealers and clearing organizations recorded in Other assets and Other liabilities in the US GAAP Balance sheet.

2. Financial investments

Under IFRS, UBS’s private equity investments and non-marketable equity financial investments are included in Financial investments. For US GAAP presentation, non-marketable equity financial investments are reclassified to Other assets, and private equity investments are shown separately on the Balance sheet.

3. Securities received as proceeds in a securities for securities lending transaction

When UBS acts as the lender in a securities lending agreement and receives securities as collateral that can be pledged or sold, it recognizes the securities received and a corresponding obligation to return them. These securities are reflected on the US GAAP Balance sheet in the line “Securities received as collateral” on the asset side of the Balance sheet. The offsetting liability is presented in the line “Obligation to return securities received as collateral”.

4. Reverse repurchase, repurchase, securities borrowing and securities lending transactions

UBS enters into certain specific reverse repurchase, repurchase, securities borrowing and securities lending transactions that result in a difference between IFRS and US GAAP. Under IFRS, they are considered borrowing and lending transactions which are not reflected in the balance sheet except to the extent of cash collateral advanced or received. Under US GAAP, however, they are considered purchase and sale transactions due to the fact that the contracts do not meet specific collateral or margining requirements under SFAS 140. Due to the different treatment of these transactions under IFRS and US GAAP, interest income and expense recorded under IFRS must be reclassified to Net trading income or Other income for US GAAP. Additionally under US GAAP, the securities received are recognized on the balance sheet as a spot purchase (Trading portfolio assets) with a corresponding forward sale transaction (Replacement values) and a receivable (Cash collateral on securities borrowed) is reclassified, as applicable. The securities delivered are recognized as a spot sale (Trading portfolio liabilities) with a corresponding forward repurchase transaction (Replacement values) and a liability (Cash collateral on securities lent) is reclassified, as applicable.

Note 40.5 Consolidated Income Statement

The following is a Consolidated Income Statement of the Group, for the years ended 31 December 2003, 31 December 2002 and 31 December 2001, restated to reflect the impact of valuation and income recognition differences and presentation differences between IFRS and US GAAP.

CHF million		31.12.03		31.12.02		31.12.01
For the year ended	Reference	US GAAP	IFRS	US GAAP	IFRS	US GAAP	IFRS

Operating income
Interest income	a, d, 4, j	39,940	40,159	39,679	39,963	51,907	52,277
Interest expense	a, 4	(27,700)	(27,860)	(29,334)	(29,417)	(44,096)	(44,236)

Net interest income		12,240	12,299	10,345	10,546	7,811	8,041
Credit loss expense / (recovery)		(116)	(116)	(206)	(206)	(498)	(498)

Net interest income after credit loss expense / (recovery)		12,124	12,183	10,139	10,340	7,313	7,543

Net fee and commission income		17,345	17,345	18,221	18,221	20,211	20,211
Net trading income	d, 4, h, j	4,065	3,883	6,031	5,572	8,959	8,802
Other income [1]	b, e, 4	380	561	96	(12)	534	558

Total operating income		33,914	33,972	34,487	34,121	37,017	37,114

Operating expenses
Personnel expenses	f, g, h	17,615	17,231	18,610	18,524	19,713	19,828
General and administrative expenses		6,086	6,086	7,072	7,072	7,631	7,631
Depreciation of property and equipment	a, i	1,396	1,364	1,613	1,521	1,815	1,614
Amortization of goodwill	a, b	0	756	0	930	2,484	1,025
Amortization of other intangible assets	b	112	187	1,443	1,530	298	298
Restructuring costs	c	0	0	0	0	112	0

Total operating expenses		25,209	25,624	28,738	29,577	32,053	30,396

Operating profit / (loss) before tax and minority interests		8,705	8,348	5,749	4,544	4,964	6,718

Tax expense / (benefit)		1,842	1,618	511	678	1,386	1,401

Net profit / (loss) before minority interests		6,863	6,730	5,238	3,866	3,578	5,317

Minority interests	j	(350)	(345)	(331)	(331)	(344)	(344)
Change in accounting principle:
cumulative effect of adoption of “AICPA Audit and Accounting Guide, Audits of Investment Companies” on certain financial investments, net of tax	e	0	0	639	0	0	0

Net profit		6,513	6,385	5,546	3,535	3,234	4,973

1 The CHF 159 million loss and CHF 108 million gain included in US GAAP Other income at 31 December 2003 and 31 December 2002, respectively are due to UBS’s adoption of the “AICPA Audit and Accounting Guide, Audits of Investment Companies” on certain private equity investments for its US GAAP financial statements. These amounts represent the change in fair value of these investments during 2003 and 2002.
Note: References above coincide with the discussions in Note 40.1 and Note 40.4. These references indicate which IFRS to US GAAP differences affect an individual financial statement caption.

Financial Statements
Notes to the Financial Statements

Note 40.6 Condensed Consolidated Balance Sheet

The following is a Condensed Consolidated Balance Sheet of the Group, as at 31 December 2003 and 31 December 2002, restated to reflect the impact of valuation and income recognition principles and presentation differences between IFRS and US GAAP.

		31.12.03		31.12.02
CHF million	Reference	US GAAP	IFRS	US GAAP	IFRS

Assets
Cash and balances with central banks		3,584	3,584	4,271	4,271
Due from banks	a, j	31,685	31,667	32,481	32,468
Cash collateral on securities borrowed	4	211,058	213,932	139,073	139,052
Reverse repurchase agreements		320,587	320,587	294,086	294,086
Trading portfolio assets (including assets pledged as collateral of CHF 125,411 million at 31.12.03 and CHF 110,365 million at 31.12.02)	1, 4, h, j	544,492	461,772	441,845	371,436
Positive replacement values	1,4, j	84,034	84,334	83,757	82,092
Loans	a, d	212,554	212,504	211,755	211,647
Financial investments	e, 2	1,303	5,139	2,846	8,391
Securities received as collateral	3	13,071		16,308
Accrued income and prepaid expenses	4, h	6,219	6,218	6,462	6,453
Investments in associates		1,616	1,616	705	705
Property and equipment	a	8,116	7,659	8,358	7,869
Goodwill	a, b	26,775	9,348	28,127	11,181
Other intangible assets	b	1,174	2,181	1,222	2,515
Private equity investments	e, 2	3,308		4,328
Other assets	d, e, f, h, j, l, 2	64,381	25,459	21,314	8,952

Total assets		1,533,957	1,386,000	1,296,938	1,181,118

Liabilities
Due to banks		127,385	127,153	83,178	83,178
Cash collateral on securities lent	4	51,157	53,278	36,870	36,870
Repurchase agreements		415,863	415,863	366,858	366,858
Trading portfolio liabilities	1,4	149,380	143,957	117,721	106,453
Obligation to return securities received as collateral	3	13,071		16,308
Negative replacement values	1,4, j	161,086	93,646	132,354	81,282
Due to customers	a, d	347,358	347,358	306,872	306,876
Accrued expenses and deferred income	4	13,673	13,673	15,330	15,331
Debt issued	a, d, j, 1	123,259	120,237	129,527	129,411
Other liabilities	d, f, g, h, j, 1	74,044	31,316	32,815	12,339

Total liabilities		1,476,276	1,346,481	1,237,833	1,138,598

Minority interests	j	4,507	4,073	3,529	3,529

Total shareholders’ equity		53,174	35,446	55,576	38,991

Total liabilities, minority interests and shareholders’ equity		1,533,957	1,386,000	1,296,938	1,181,118

Note: References above coincide with the discussions in Note 40.1 and Note 40.4. These references indicate which IFRS to US GAAP differences affect an individual financial statement caption.

Note 40.7 Comprehensive income

Comprehensive income under US GAAP is defined as the change in Shareholders’ equity excluding transactions with shareholders. Comprehensive income has two major components: Net profit, as reported in the income statement, and Other comprehensive income. Other comprehensive income includes such items as foreign currency translation, unrealized gains / losses on available-for-sale securities, unrealized gains / losses on changes in fair value of derivative instruments designated as cash flow hedges and additional minimum pension liability. The components and accumulated other comprehensive income amounts on a US GAAP basis for the years ended 31 December 2003, 31 December 2002 and 31 December 2001 are as follows:

		Unrealized				Accumu-
		gains/	Unrealized			lated other
		(losses) on	gains/	Additional		compre-	Compre-
	Foreign	available-	(losses) on	minimum	Deferred	hensive	hensive
	currency	for-sale	cash flow	pension	income	income/	income /
CHF million	translation	investments	hedges	liability	taxes	(loss)	(loss)

Balance at 1 January 2001	(687)	463	0	0	(112)	(336)
Net profit							3,234
Other comprehensive income:
Foreign currency translation	(82)					(82)	(82)
Net unrealized gains on available-for-sale investments		136			(27)	109	109
Reclassification of gains on available-for-sale investments realized in net profit		(130)			26	(104)	(104)
Net unrealized gains on cash flow hedges			5		(1)	4	4
Reclassification of losses on cash flow hedges realized in net profit			4		(1)	3	3
Additional minimum pension liability				(303)	108	(195)	(195)

Other comprehensive income / (loss)	(82)	6	9	(303)	105	(265)	(265)

Comprehensive income							2,969

Balance at 31 December 2001	(769)	469	9	(303)	(7)	(601)

Net profit							5,546
Other comprehensive income:
Foreign currency translation	(80)					(80)	(80)
Net unrealized gains on available-for-sale investments		143			(34)	109	109
Impairment charges reclassified to the income statement		121			(26)	95	95
Reclassification of gains on available-for-sale investments realized in net profit		(470)			102	(368)	(368)
Net unrealized losses on cash flow hedges			(4)		3	(1)	(1)
Reclassification of gains on cash flow hedges realized in net profit			(8)		0	(8)	(8)
Additional minimum pension liability				(920)	93	(827)	(827)

Other comprehensive income / (loss)	(80)	(206)	(12)	(920)	138	(1,080)	(1,080)

Comprehensive income							4,466

Balance at 31 December 2002	(849)	263	(3)	(1,223)	131	(1,681)

Net profit							6,513
Other comprehensive income:
Foreign currency translation	(795)					(795)	(795)
Net unrealized losses on available-for-sale investments		(130)			49	(81)	(81)
Impairment charges reclassified to the income statement		111			(18)	93	93
Reclassification of gains on available-for-sale investments realized in net profit		(69)			11	(58)	(58)
Reclassification of losses on cash flow hedges realized in net profit			3		(1)	2	2
Additional minimum pension liability				917	(82)	835	835

Other comprehensive income / (loss)	(795)	(88)	3	917	(41)	(4)	(4)

Comprehensive income							6,509

Balance at 31 December 2003	(1,644)	175	0	(306)	90	(1,685)

Financial Statements
Notes to the Financial Statements

Note 41 Additional Disclosures Required under US GAAP and SEC Rules

Note 41.1 Variable interest entities

FIN 46 was originally issued on 17 January 2003. Subsequently, in December 2003, the FASB issued a revised version of FIN 46.

     FIN 46 requires that control over an entity be assessed first based on voting interests; if voting interests do not exist, or differ significantly from economic interests, then an entity is considered to be a “Variable Interest Entity” (“VIE”), and the assessment of control is based on its variable interests. FIN 46 provides guidance for determining whether entities are considered to be VIEs, and whether “variable interests” in such VIEs result in an enterprise being the “primary beneficiary”, or the holder of a “significant variable interest”. UBS considers a variable interest to be significant if it expects to receive more than 20% of a VIE’s residual losses, residual gains, or both.
     Variable interests are contractual, ownership, or other pecuniary interests in an entity that change with changes in the fair value of that entity’s net assets exclusive of variable interests. Variable interests may include fee payments to decision makers and to providers of guarantees (including writers of put options and other instruments with similar results). In assessing the extent of an entity’s variable interests, FIN 46 requires that the interests of an enterprise’s related parties (including management, employees, affiliates and agents) be evaluated as if owned directly by the enterprise.
     When fully effective, FIN 46 requires that the primary beneficiary of a VIE must consolidate that VIE, requires certain disclosures by the enterprise which is the primary beneficiary of that VIE, and requires certain other disclosures by any holder of a significant variable interest in a VIE.
     At 31 December 2003, FIN 46 has application to UBS with respect to transitional disclosure requirements, and the consolidation and disclosure of VIEs created after 31 January 2003, in which UBS is the primary beneficiary.

Measurement

Measurement of a VIE’s size is usually determined using the fair value of the VIE’s assets.

Some VIEs function as a passive intermediary to a derivative transaction and are generally established to facilitate the transfer of credit risk on portfolios to investors. The size of such VIEs may also be measured using the “notional amount” of the derivatives’ underlying referenced assets, i.e. the size of the portfolio for which credit risk has been transferred. These notional amounts are also included in Note 23. In measuring the total size of VIEs quantified below, the most appropriate measure has been taken for each specific VIE on an individual basis.

     FIN 46 requires disclosures of UBS’s maximum exposure to loss as a result of its involvement with VIEs in which it has a significant variable interest. Generally, UBS’s maximum exposure to loss is measured as its net investment in the VIE, plus any additional amounts it may be obligated to invest. In cases where the Group has provided guarantees or other types of credit protection to a VIE it is measured as the notional amount of the credit protection instruments or derivatives. In cases where the Group is a non-credit derivative counterpart to a VIE or has received credit protection, it is measured as the positive replacement value (if any) of the derivatives. These measures of maximum exposure to loss do not consider the offsetting effects of hedges outside the VIE. It is UBS’s general practice to hedge interest rate risk, credit risk, and other market risk exposures. See Note 29 for a further discussion of UBS’s risk mitigation strategies.

VIEs created after 31 January 2003

For VIEs created after 31 January 2003, FIN 46 is fully effective at 31 December 2003 regarding consolidation treatment and disclosures. The tables on the following page include information for all such VIEs:

VIEs, created after 31 January 2003, for which UBS is the primary beneficiary1

		Consolidated assets that are collateral		Creditors'
(CHF million)		for the VIEs' obligations		recourse
Nature, purpose and activities of VIEs	Total assets	Classification	Amount	to UBS

Passive intermediary to a derivative transaction	1,013	Cash, corporate debt securities	494	0
Credit protection vehicles	3,548	Credit derivatives, corporate debt securities	2,795	0
Investment funds managed by UBS	541	Debt, equity	428	0

Total 31.12.2003	5,102		3,717	0

VIEs, created after 31 January 2003, in which UBS has a significant variable interest

			Maximum
(CHF million)			exposure
Nature, purpose and activities of VIEs	Total assets	Nature of involvement	to loss

Credit protection vehicles	281	SPE used for credit protection –
		(UBS sells credit risk on portfolios to investors)	1

Total 31.12.2003	281		1

1 The above table of VIEs created after 31 January 2003, for which UBS is the primary beneficiary, includes VIEs with a total size of CHF 1,014 million which are already consolidated in UBS’s Financial Statements based on the determination of exercise of control under IFRS, and VIEs with a total size of CHF 4,089 million which are not currently consolidated under IFRS.

VIEs created prior to 1 February 2003

For VIEs created prior to 1 February 2003, FIN 46 becomes fully effective from the first reporting period beginning after 15 June 2003, regarding both consolidation treatment and disclosures, and is therefore not fully effective at 31 December 2003. Accordingly, with respect to VIEs created prior to 1 February 2003, only the transitional disclosure requirements are applicable to UBS at 31 December 2003. Those transitional disclosure provisions require assessment of cases where it is “reasonably possible” that UBS will be the primary beneficiary of a VIE, or be the holder of a significant variable interest in a VIE, and to make certain disclosures about such entities, pending final evaluation and conclusions about those entities. UBS has sought to determine the extent of significant variable interests, and situations where it is the primary beneficiary in VIEs created before 1 February 2003.
     UBS expects the key impact to be the consolidation of VIEs in which it is the primary beneficiary for US GAAP purposes, which are not otherwise consolidated in UBS’s primary consolidated Financial Statements under IFRS.
     The total size of VIEs which are currently not consolidated under IFRS, which may become consolidated for US GAAP purposes, is estimated to be in the order of CHF 5.1 billion total assets. Of this amount, approximately CHF 4.6 billion relates to employee equity compensation trusts established to hold UBS shares, UBS share options, and alternative investment vehicles; approximately CHF 93 million relates to certain leveraged investment opportunities available to key employees, and approximately CHF 370 million relates to other VIEs. UBS has a maximum exposure to loss, according to the provisions of FIN 46, of approximately CHF 4.6 billion in relation to the employee equity compensation trusts (see below), approximately CHF 503 million in relation to the leveraged investment plans (see below), and approximately CHF 370 million in relation to other VIEs which may become consolidated. In addition to the above VIEs, UBS has identified other VIEs which are still being assessed, and which are discussed in more detail below.

     The CHF 4.6 billion size and maximum exposure to loss mentioned above in relation to employee equity compensation trusts does not represent an exposure of UBS, as the assets are held in trust for employees. The employees would bear all exposure to loss, however the provisions of FIN 46 treat employees as related parties, and require that their variable interests be added to those of UBS. The result is that UBS expects to be treated as the primary beneficiary of these trusts, and to consolidate them for US GAAP purposes.
     In connection with the leveraged investment opportunities available to key employees, UBS

Financial Statements
Notes to the Financial Statements

has committed to provide up to CHF 394 million in loans to employee investment partnerships. At 31 December 2003, a total of CHF 77 million in loans had actually been drawn down. Repayment of these loans is on a non recourse basis but is senior to the employees’ investment in the partnerships. The remaining unfunded portion of these commitments is also included in Note 25. In addition, if employees default on their investment commitments, UBS is obliged to assume the remaining unfunded portion, which amounted to CHF 109 million at 31 December 2003. In the event that all the investments made by these partnerships became worthless, UBS could be exposed to the loss of the entire committed amount of CHF 503 million which is included in the CHF 503 million maximum exposure to loss noted for these VIEs.

     It should be noted that for most VIEs required to be consolidated under US GAAP as mentioned above, that in some cases the total figures above may increase both total assets and total liabilities of the US GAAP accounts, and in other cases may result in a reclassification of existing assets or liabilities to other types of assets or liabilities. In the case of the employee equity compensation trusts, the CHF 4.6 billion total size comprises assets of approximately CHF 2.1 billion in UBS shares, CHF 1.6 billion in UBS share options, and CHF 0.9 billion in alternative investment vehicles. Depending on the impact of possible changes in employee equity compensation expense accounting, the consolidation of these trusts would result in a portion of these amounts being recognized as changes to either shareholders’ equity or liabilities.
     A significant percentage of entities which may meet the definition of a VIE under FIN 46 in which UBS is the primary beneficiary are already consolidated in UBS’s Financial Statements, based on the determination of exercise of control under IFRS. The total size of such VIEs is estimated to be CHF 9.0 billion, which is measured by fair value of assets except for CHF 50 million measured by notional amounts of underlying assets in relation to derivatives. UBS has a maximum exposure to loss of approximately CHF 1.8 billion in relation to these VIEs, which are used primarily as credit protection vehicles, or passive intermediaries to derivative transactions.

     In certain cases an entity which has been consolidated under IFRS may be considered to be non-consolidated under FIN 46. UBS has issued trust preferred securities amounting to CHF 3.2 billion which in future periods would be de-consolidated for US GAAP purposes.
     In addition to the primary beneficiary situations noted above, UBS has identified that it holds significant variable interests in other VIEs. It is estimated that the total assets of such VIEs amount to approximately CHF 1.6 billion, and that UBS has a maximum exposure to loss of approximately CHF 592 million in relation to these VIEs.
     In addition to the VIEs noted above, UBS has identified other VIEs which are still being assessed. UBS holds at least a significant variable interest in these VIEs. Once the assessment is complete, it may be determined that UBS is the primary beneficiary for a portion of them. These VIEs are currently not consolidated under IFRS or US GAAP. The total size of these VIEs is estimated to be CHF 4.5 billion, which is measured by fair value of assets. UBS has a maximum exposure to loss of approximately CHF 253 million in relation to these VIEs, which are used primarily as credit protection vehicles, or passive intermediaries to derivative transactions.
     As the guidance for FIN 46 has seen continued development, UBS is still in the process of evaluating the full impact FIN 46 may have on its US GAAP financial position, results, and reporting, including possible changes in employee equity compensation expense accounting due to the consolidation of certain of the employee equity compensation trusts. Therefore it is not possible to predict the impact of consolidation on the consolidated income statement under US GAAP, but it is expected that additional volatility would be introduced in future periods.

Note 41.2 Supplemental Guarantor Information

Guarantee of PaineWebber securities

Following the acquisition of Paine Webber Group Inc., UBS AG made a full and unconditional guarantee of the senior and subordinated notes and trust preferred securities (“Debt Securities”) of PaineWebber. Prior to the acquisition, PaineWebber was an SEC Registrant. Upon the acquisition, Paine Webber was merged into UBS Americas Inc., a wholly owned subsidiary of UBS.
     Under the guarantee, if UBS Americas Inc. fails to make any timely payment under the Debt Securities agreements, the holders of the Debt Securities or the Debt Securities trustee may demand payment from UBS without first proceeding against UBS Americas Inc. UBS’s obliga-

tions under the subordinated note guarantee are subordinated to the prior payment in full of the deposit liabilities of UBS and all other liabilities of UBS. At 31 December 2003, the amount of senior liabilities of UBS to which the holders of the subordinated debt securities would be subordinated is approximately CHF 1,337 billion.

     The information presented in this note is prepared in accordance with IFRS and should be read in conjunction with the Consolidated Financial Statements of UBS of which this information is a part. At the bottom of each column, Net profit and Shareholders’ equity has been reconciled to US GAAP. See Note 40 for a detailed reconciliation of the IFRS financial statements to US GAAP for UBS on a consolidated basis.

Supplemental Guarantor Consolidating Income Statement

CHF million	UBS AG	UBS		Consolidating
For the year ended 31 December 2003	Parent Bank[1]	Americas Inc.	Subsidiaries	Entries	UBS Group

Operating income
Interest income	28,749	13,091	9,280	(10,961)	40,159
Interest expense	20,033	10,292	8,496	(10,961)	27,860

Net interest income	8,716	2,799	784	0	12,299
Credit loss expense	(124)	(12)	20	0	(116)

Net interest income after credit loss expense	8,592	2,787	804	0	12,183

Net fee and commission income	6,873	6,711	3,761	0	17,345
Net trading income	1,525	1,540	818	0	3,883
Income from subsidiaries	2,466	0	0	(2,466)	0
Other income	337	230	(6)	0	561

Total operating income	19,793	11,268	5,377	(2,466)	33,972

Operating expenses
Personnel expenses	8,853	6,886	1,492	0	17,231
General and administrative expenses	2,861	1,620	1,605	0	6,086
Depreciation of property and equipment	682	186	496	0	1,364
Amortization of goodwill and other intangible assets	104	789	50	0	943

Total operating expenses	12,500	9,481	3,643	0	25,624

Operating profit / (loss) before tax and minority interests	7,293	1,787	1,734	(2,466)	8,348

Tax expense / (benefit)	908	344	366	0	1,618

Net profit /(loss) before minority interests	6,385	1,443	1,368	(2,466)	6,730

Minority interests	0	0	(345)	0	(345)

Net profit / (loss)	6,385	1,443	1,023	(2,466)	6,385

Net profit / (loss) US GAAP [2]	3,389	2,120	1,004	0	6,513

1 UBS AG Parent Bank prepares its financial statements in accordance with Swiss Banking Law requirements. For the purpose of this disclosure, the accounts have been adjusted to IFRS.   2 Refer to Note 40 for a description of the differences between IFRS and US GAAP.

Financial Statements
Notes to the Financial Statements

Supplemental Guarantor Consolidating Balance Sheet

CHF million	UBS AG	UBS		Consolidating
For the year ended 31 December 2003	Parent Bank[1]	Americas Inc.	Subsidiaries	Entries	UBS Group

Assets
Cash and balances with central banks	2,894	8	682	0	3,584
Due from banks	76,780	12,106	109,713	(166,932)	31,667
Cash collateral on securities borrowed	75,609	190,993	76,773	(129,443)	213,932
Reverse repurchase agreements	197,765	149,507	219,444	(246,129)	320,587
Trading portfolio assets	248,999	182,346	30,427	0	461,772
Positive replacement values	111,612	849	25,474	(53,601)	84,334
Loans	234,356	23,001	40,420	(85,273)	212,504
Financial investments	826	739	3,574	0	5,139
Accrued income and prepaid expenses	3,665	1,868	3,391	(2,706)	6,218
Investments in associates	14,077	11	594	(13,066)	1,616
Property and equipment	5,891	787	981	0	7,659
Goodwill and other intangible assets	218	11,270	41	0	11,529
Other assets	5,194	3,356	19,958	(3,049)	25,459

Total assets	977,886	576,841	531,472	(700,199)	1,386,000

Liabilities
Due to banks	139,525	83,193	71,367	(166,932)	127,153
Cash collateral on securities lent	59,356	46,313	77,052	(129,443)	53,278
Repurchase agreements	112,245	337,030	212,717	(246,129)	415,863
Trading portfolio liabilities	79,714	55,351	8,892	0	143,957
Negative replacement values	125,925	1,157	20,165	(53,601)	93,646
Due to customers	343,297	34,530	54,804	(85,273)	347,358
Accrued expenses and deferred income	7,034	6,026	3,319	(2,706)	13,673
Debt issued	64,264	7,331	48,642	0	120,237
Other liabilities	11,222	1,873	21,270	(3,049)	31,316

Total liabilities	942,582	572,804	518,228	(687,133)	1,346,481

Minority interests	0	42	4,031	0	4,073

Total shareholders’ equity	35,304	3,995	9,213	(13,066)	35,446

Total liabilities, minority interests and shareholders’ equity	977,886	576,841	531,472	(700,199)	1,386,000

Total shareholders’ equity – US GAAP [2]	38,129	5,471	9,574	0	53,174

1 UBS AG Parent Bank prepares its financial statements in accordance with Swiss Banking Law requirements. For the purpose of this disclosure, the accounts have been adjusted to IFRS.   2 Refer to Note 40 for a description of the differences between IFRS and US GAAP.

Supplemental Guarantor Consolidating Cash Flow Statement

CHF million	UBS AG	UBS
For the year ended 31 December 2003	Parent Bank [1]	Americas Inc.	Subsidiaries	UBS Group

Net cash flow from / (used in) operating activities	(12,936)	1,366	14,973	3,403

Cash flow from / (used in) investing activities Investments in subsidiaries and associates	(428)	0	0	(428)
Disposal of subsidiaries and associates	123	667	44	834
Purchase of property and equipment	(862)	(338)	(176)	(1,376)
Disposal of property and equipment	88	17	18	123
Net (investment in) / divestment of financial investments	524	867	926	2,317

Net cash flow from / (used in) investing activities	(555)	1,213	812	1,470

Cash flow from / (used in) financing activities Net money market paper issued / (repaid)	1,910	(333)	(16314)	(14737)
Net movements in treasury shares and treasury share contract activity	(6,810)	0	0	(6810)
Capital issuance	2	0	0	2
Dividends paid	(2,298)	0	0	(2,298)
Issuance of long-term debt	15,932	2,362	5,350	23,644
Repayment of long-term debt	(8,324)	(1,254)	(4,037)	(13,615)
Increase in minority interests [2]	0	0	755	755
Dividend payments to / and purchase from minority interests	0	(8)	(270)	(278)
Net activity in investments in subsidiaries	(773)	1,007	(234)	0

Net cash flow from / (used in) financing activities	(361)	1,774	(14,750)	(13,337)
Effects of exchange rate differences	(751)	(661)	888	(524)

Net increase / (decrease) in cash equivalents	(14,603)	3,692	1,923	(8,988)
Cash and cash equivalents, beginning of the year	57,912	15,119	9,313	82,344

Cash and cash equivalents, end of the year	43,309	18,811	11,236	73,356

Cash and cash equivalents comprise:
Cash and balances with central banks	2,894	8	682	3,584
Money market paper [3]	21,232	15,812	3,555	40,599
Due from banks maturing in less than three months	19,183	2,991	6,999	29,173

Total	43,309	18,811	11,236	73,356

1 UBS AG Parent Bank prepares its financial statements in accordance with Swiss Banking Law requirements. For the purpose of this disclosure, the accounts have been adjusted to IFRS.   2 Includes issuance of trust preferred securities of CHF 372 million.   3 Money market paper is included in the Balance sheet under Trading portfolio assets and Financial investments. CHF 6,430 million was pledged at 31 December 2003.

Guarantee of other securities

In October 2000, UBS AG, acting through a wholly owned subsidiary, issued USD 1.5 billion (CHF 2.6 billion at issuance) 8.622% UBS Trust Preferred securities. In June 2001, UBS issued an additional USD 800 million (CHF 1.3 billion at issuance) of such securities (USD 300 million at 7.25% and USD 500 million at 7.247%). In May 2003, UBS issued USD 300 million of Floating Rate Noncumulative Trust Preferred Securities (CHF 390 million at issuance) at 0.7% above one-month LIBOR of such securities. UBS AG has fully and unconditionally guaranteed these securities. UBS’s obligations under the trust preferred securities guarantee are subordinated to the prior payment in full of the deposit liabilities of UBS and all other liabilities of UBS. At 31 December 2003, the amount of senior liabilities of UBS to which the holders of the subordinated debt securities would be subordinated is approximately CHF 1,337 billion.

Item 7. Exhibits.

Exhibit
Number	Description
23.	Consent of Ernst & Young Ltd

INCORPORATION BY REFERENCE

     This Form 6-K is hereby incorporated by reference into each prospectus currently outstanding under the registration statements of UBS AG on Form F-3 (Registration Numbers 333-52832; 333-52832-01 to -03; 333-46216; 333-46216-01 and -02; 333-46930; 333-64844; 333-62448; and 333-62448-01 to -04) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; and 333-103956), and into any outstanding offering circular that incorporates by reference any Form 6-Ks of UBS AG that are incorporated into its registration statements filed with the SEC.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
	By:	/s/ Robert Dinerstein
		Name:	Robert Dinerstein
		Title:	Managing Director

	By:	/s/ Per Dyrvik
		Name:	Per Dyrvik
		Title:	Managing Director

Date: March 17, 2004